MMC Norilsk Nickel

RECEIVED

2007 JUN -7 A 8:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 7[redacted]@nornik.ru

June 4, 2007

07024239

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167) Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated May 30, 2007: Norilsk Nickel Offer for LionOre receives approval from the Finnish Competition Authority

2. Quarterly Report of regular securities issuer of "Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", Quarter I, 2007 dated May 15, 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED

JUN 13 2007

THOMSON FINANCIAL

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

NORILSK NICKEL

MMC Norilsk Nickel

30.05.2007

Norilsk Nickel Offer for LionOre Receives Approval from the Finnish Competition Authority

Moscow, Russian Federation, and Toronto, Ontario, Canada (May 30, 2007):

OJSC MMC Norilsk Nickel ("Norilsk Nickel" or the "Company") today announced that it has received a decision from the Finnish Competition Authority that Norilsk Nickel's proposed acquisition of control of LionOre Mining International Ltd. ("LionOre") (Toronto Stock Exchange and Australian Securities Exchange symbol: "LIM"; London Stock Exchange symbol: "LOR"; Botswana Stock Exchange symbol: "LIONORE") which was notified in Finland on 16 May, 2007, has been approved under the Finnish Competition Act (as amended) (the "Act"). The Finnish Competition Authority concluded that Norilsk Nickel's all-cash offer to the shareholders of LionOre was not likely to create or strengthen a dominant position as a result of which competition would be significantly impeded in the Finnish market and, therefore, Norilsk Nickel's offer is not subject to further review under the Act.

Norilsk Nickel is very pleased to have received approval in Finland within such a short timeframe.

On May 23, 2007, Norilsk Nickel announced its intention to make an increased all-cash offer to acquire all of the outstanding common shares of LionOre for aggregate cash consideration of approximately Cdn$6.8 billion. The offer is open for acceptances until 8:00 p.m. (Toronto time) on Monday, June 18, 2007, unless extended or withdrawn.

Full particulars of the offer are set out in the offer and offering circular filed by Norilsk Nickel. These documents are available on the Canadian Securities Administrator's web site at www.sedar.com under LionOre's company profile, and on the Norilsk Nickel web site at www.nornik.ru/en

About Norilsk Nickel

Norilsk Nickel, a corporation incorporated under the laws of the Russian Federation, is the largest mining and metals company in Russia and is the world's largest producer of nickel and palladium and one of the world's largest producers of platinum and copper. In addition to this, Norilsk Nickel produces a large number of by-products, including cobalt, rhodium, silver, tellurium, selenium, iridium and ruthenium. The Norilsk Nickel group is involved in prospecting, exploration, extraction, beneficiation and metallurgical processing of minerals; and in production, marketing and sales of base and precious metals. The Company is headquartered in Moscow, Russia, with sales and distribution activities managed through its Moscow headquarters and international sales network. Norilsk Nickel's Russian operations include the operations of the Polar Division on the Taimyr Peninsula in the Krasnoyarsk region and the Kola Mining and Metallurgical Company ("KMMC") located on the Kola Peninsula in the Murmansk region. Norilsk Nickel's international operations include Norilsk Nickel Harjavalta Oy, a nickel refinery in Finland, Norilsk Nickel Cawse Pty. Ltd., a mine and high pressure acid leaching ("HPAL") plant in Australia, as well as a 20% shareholding in MPI Nickel Pty. Ltd., which operates the Black/Silver Swan mines and owns the Honeymoon Well project in Australia. The remaining 80% of MPI Nickel Pty. Ltd. is held by a wholly-owned subsidiary of LionOre. Norilsk Nickel also operates a research and development institute, LLC "Gipronickel", located in St Petersburg with branches at the Polar Division and KMMC. Norilsk Nickel is the majority shareholder in Stillwater Mining Company, the largest producer of platinum group metals in North America, whose shares are traded on the New York Stock Exchange.

Norilsk Nickel's shares are listed in Russia on both the Russian Trading System Stock Exchange (GMKN RU) and the Moscow Interbank Currency Exchange (GMKN RM). In 2001 the Company launched a Level-1 ADR program. These ADRs are traded over the counter in the United States (NILSY US); on the International Order Book section of the London Stock Exchange (under the symbol "MNOD LI") and on Freiverkehr, Berlin-Bremen Stock Exchange (under the symbol "NNIA GR").

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR LIONORE COMMON SHARES. These documents will be available without charge under LionOre's profile on the SEDAR web site at www.sedar.com. Free copies of the documents can also be obtained by directing a request to Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor, South Tower, Toronto, ON, Canada, M5J 2Y1, by telephone to 1-866-682-6148 (North American Toll Free) or 1-212-440-9800 - call collect (Overseas), or by email to: inquiries@georgeson.com.

Forward Looking Statements

This press release includes "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Norilsk Nickel's control, that could cause actual results to differ materially from those set forth in, or implied by such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. Although Norilsk Nickel believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All forward-looking statements speak only as of the date of this press release and Norilsk Nickel undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no assurance that any transaction between Norilsk Nickel and LionOre will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Norilsk Nickel's business, which could cause actual results to differ form those contained in the forward-looking statements contained herein, please refer to the section entitled "Risk Factors" contained in Norilsk Nickel's Annual Report for the fiscal year ended December 31, 2005.
Web site: http://www.nornik.ru/en/

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dmitry Usanov
Head of Investor Relations
Tel: +7 (495) 786 8320

For media outside Russia:

Toronto
Lisa Merrithew
Tel: +1 416 645-8204

New York
Sean Healy
Tel: +1 212 453-2438

United Kingdom

David Hart
Tel: +44 (0)20 7395 7131
Mobile: +44 (0) 7951 574 137

South Africa
Elian Wiener
Tel: +27 (0) 21 421 6783
Mobile: +27 (0)82 460 8755

Australia
Belinda Yeat
Tel: +612 8905-6316

QUARTERLY REPORT

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Issuer Code No.: 40155-F

I Quarter 2007

Issuer location: Russian Federation, Taimyr (Dolgano-Nenetsky) Autonomous District, Dudinka

Information contained in this Quarterly Report is subject to disclosure under Securities Law of the Russian Federation

Director General, OJSC MMC Norilsk Nickel	______________	D.S. Morozov
Date _______________, 2007	(signature)	
Chief Accountant, OJSC MMC Norilsk Nickel	______________	L.V. Lisitsyna
Date _______________, 2007	(signature)	
		Seal

Contact person: *Raichenko Marina Alexeevna*
Head of Equity Capital Department
Tel.: *(495) 797 82 44* Fax: *(495) 785 58 08*
E-mail: gmk@nornik.ru
Information contained in this Quarterly Report may be found at the corporate Web-site:
http://www.nornik.ru/en/investor/information-disclosure/reports/

Introduction

The Issuer's full corporate name:
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OJSC "MMC "NORILSK NICKEL"

The Issuer's obligation to disclose information in the form of quarterly report arises from the fact that the registration of one of the Issuer's securities (State Registration No. 1-05-40155-F of 23.05.2001) was accompanied by the registration of Security Prospectus, and placement of these securities was conducted in the form of private offering to the group of persons whose number exceeded 500.

"This Quarterly Report presents estimates and projections of the Issuer's management relating to future events and/or actions, development prospects for the industry in which the Issuer is engaged, the Issuer's operating results and plans, and probability of certain events and actions. Investors shall not fully rely on the Issuer management estimates and projections as actual future results of the Issuer operations may for many reasons differ from those predicted. Investments in the Issuer's securities are subject to risks described in this Quarterly Report".

I. Brief information about Members of the Issuer governing bodies, bank account details, Auditor, Appraiser, Financial Advisers, and other persons - signatories of this Quarterly Report

1.1. Members of the Issuer governing bodies

Members of the Board of Directors:

Full name	Year of birth
Bugrov Andrey Yevgenyevich	*1952*
Guy de Selliers	*1952*
Dolgikh Vladimir Ivanovich	*1924*
Klishas Andrey Alexandrovich	*1972*
Morgan Ralph Tavakolian	*1968*
Prokhorov Mikhail Dmitryevich	*1965*
Salnikova Ekaterina Mikhailovna	*1957*
Ugolnikov Kirill Lvovich	*1961*
Heinz C. Schimmelbusch	*1944*

Single-person executive and members of the Issuer's collegial executive body:

Full name	Year of birth
Komarov Igor Anatolyevich	*1964*
Kotlyar Yuri Alexeevich	*1938*
Morgan Ralph Tavakolian	*1968*
Morozov Denis Stanislavovich	*1973*
Prokhorov Mikhail Dmitryevich	*1965*
Rozenberg Jokves Iosifovich	*1943*
Sprogis Viktor Yevgenyevich	*1961*
Tomenko Viktor Petrovich	*1971*
Finsky Maksim Valeryevich	*1966*

Prokhorov Mikhail Dmitryevich — General Director

On March 16, 2007 the Board of Directors elected Morozov Denis Stanislavovich General Director of MMC Norilsk Nickel, this resolution (Protocol No. GMK/6-pr-sd) effective as of April 3, 2007.

On April 2, 2007 the Board of Directors resolved that the Management Board of the Company would be composed of the following persons as of April 3, 2007:

Chairman of the Management Board: Morozov D.S.

Members of the Management Board: Komarov I.A., Kotlyar Yu.A., Morgan R.T., Rozenberg J.I., Sprogis V.E., Tomenko V.P., Finsky M.V.

1.2. Information on the Issuer's bank accounts

Full and abbreviated names of the Bank: *ING Bank (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO*
Location: *127473, Moscow, Krasnoproletarskaya Street 36;*
INN 7712014310;
BIK 044525222;
correspondent account 30101810500000000222 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810900001001515
current USD account 40702840200001001515
current EUR account 40702978800001001515

Full and abbreviated names of the Bank: *Joint Stock Commercial Bank ROSBANK (Open Joint-Stock Company), JSCB ROSBANK (OJSC)*
Location: *107078, Moscow, M. Poryvaevoy Street 11;*
INN 7730060164;
BIK 044525256;
correspondent account 30101810000000000256 with OPERU of Central Bank of Russia's Moscow Head Office

Account type and number:
settlement account RUB 40702810500000014636
current USD account 40702840800000014636
current EUR account 40702978400000014636

Full and abbreviated names of the Bank: *Joint-Stock Bank for Gas Industry Gazprombank (Closed Joint-Stock Company), JSB Gazprombank (CJSC);*
Location: *117420, Moscow, Nametkin Street 16, Building 1;*
INN 7744001497;
BIK 044525823;
correspondent account 30101810200000000823 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810600000000935.

Full and abbreviated names of the Bank: *Tverskoye Branch No. 7982, Savings Bank of the Russian Federation; Tverskoye Branch No. 7982, Savings Bank of the Russian Federation*
Location: *117997, Moscow, Vavilov Street 19;*
INN 7707083893;
BIK 044525225;
correspondent account 30101810400000000225 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUB 40702810038040105497
current USD account 40702840338040105497

Full and abbreviated names of the Bank: *Deutsche Bank Limited Liability Company, OOO Deutsche Bank*
Location: *129090, Moscow, Shepkin Street 4;*
INN 7702216772;
BIK 044525101;
correspondent account 30101810100000000101 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
current USD account 40702840800000000265

1.3. Details of the Issuer auditor(s)

Full and abbreviated names:
"Rosexpertiza" Limited Liability Company
OOO "Rosexpertiza"

Location (actual address): *127055, Moscow, Tikhvinski Lane 7, Bldg. 3*

Telephone and fax numbers: *tel. (495) 721 38 83; fax (495) 972 65 00*

E-mail address: *rosexp@online.ru*

License number, date of issue, validity period and name of the body which has issued the auditor's license: *Auditor License No. E 000977 of June 25, 2002 issued by the Ministry of Finance of the Russian Federation for 5 years*

The Auditor's membership in unions, associations and other professional organizations:

No.	*Entity Name*	*No. and date of certificate or license agreement*	*Member since*
1	***Russian Union of Professional Auditors***	*Certificate №3 of 05.12.2000*	*2000*
2	***National Federation of Consultants and Auditors***	*Certificate №0362 of 17.06.2002*	*2002*
3	***Russian Institute of Professional Accountants and Auditors***	*Certificate №00701/00 of 23.04.2003*	*2003*
4	***Moores Rowland International***	*License Agreement of 21.04.2004*	*2004*

Fiscal years when the Issuer's accounts and financial statements were audited by the independent auditor: ***OOO "Rosexpertiza" audited the accounting statements of OJSC MMC Norilsk Nickel for the years 1997-2006.***

Factors which may affect the Auditor's independence from the Issuer (including information on any significant mutual interests existing between the Issuer/Issuer's officers the Auditor/Auditor's officers:

Participation by the Auditor or the Auditor's officers in the Issuer's authorized capital: ***at the date hereof, OOO "Rosexpertiza" (or its officers) have no interest in the Issuer's authorized capital;***

Facts of money lending by the Issuer to the Auditor or the Auditor's officers: ***at the date hereof no facts have been revealed when the Issuer provided loans to the Auditor or the Auditor's officers***

Joint involvement in the production promotion or in any other cooperative actions, or any kind of kinship: ***at the date hereof, no such facts have been revealed.***

Information on the Issuer's officers working for the Auditor: ***no officer of OJSC MMC Norilsk Nickel holds any position at OOO "Rosexpertiza".***

MMC Norilsk Nickel is not aware of any other facts that might affect the Auditor's independence.

As for maintaining its independence, OOO "Rosexpertiza" acts under provisions of Article 12 of Federal Law No. 119-ФЗ "On Public Accounting" of August 7, 2001 and Article 5 of the Code of Auditor Professional Ethics" approved by the Russian Audit Chamber on December 4, 1996.

Procedure of the Auditor appointment:
The Board of Directors of OJSC MMC Norilsk Nickel considers auditors' bids and nominates the auditor to be further approved by the Annual General Shareholders Meeting.
Pursuant to applicable law and paragraph 5.19.9 of the Charter of OJSC MMC Norilsk Nickel, the auditor thus nominated is to be approved by the Annual General Shareholders Meeting.

Audits performed by the Auditor under special assignments.
OOO "Rosexpertiza" did not perform audits under special auditor assignments.

The Auditor remuneration and information on deferred and past due payments for the auditor services.
OOO "Rosexpertiza" files with the Board of Directors a commercial proposal describing the audit procedure in all material aspects, together with an estimate of labour required for auditing the account of OJSC MMC Norilsk Nickel, an estimate of travel expenses, and a draft auditor contract. When necessary, OOO "Rosexpertiza" is requested to provide additional estimates and explanations. Based on this information, the Board of Directors of OJSC MMC Norilsk Nickel approves the amount of remuneration to be paid to OOO "Rosexpertiza".

Total amount of remuneration to be paid to OOO Rosexpertizain under 2006 Auditor Service Agreement is RUB 36,039,800. Downpayment amounts to RUB 14,415,920. The outstanding balance (still unpaid by the

ened of the reporting quarter) will be paid in the second quarter of this year after Rosexpertiza LLC completes auditing of the Issuer's 2006 financial statements. Balance due amounts to RUB 21,623,880.

There are no deferred or delayed payments for services provided by Rosexpertiza LLC.

Accounts of OJSC MMC Norilsk Nickel are subject to compulsory audit under Federal Law No. 119-FZ "On Auditing Activities" of August 7, 2001.

1.4. Information on the Issuer's Appraiser

No Appraiser was retained in the reporting period.

No revaluation of fixed assets of OJSC MMC Norilsk Nickel was performed.

1.5. Information the Issuer's advisers

No financial advisers were engaged in the processes of securities issuance.

1.6. Information on other signatories of this Quarterly Report

Chief Accountant of MMC Norilsk Nickel Lisitsyna Lidia Vsevolodovna (born in 1963).

II. Key Information on the Issuer's Financial and Business Standing

2.1. Results of Financial and Business Performance of the Issuer

Financial and Business Results

No.	Indicator	31.12.2002	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.03.2007
1	Issuer's net asset value, RUB 000'	*154,294,951*	*177,115,703*	*219,522,580*	*226,530,445*	*270,398,468**	*305,143,708*
2	Borrowed funds-to-capital and reserves ratio, %	*43.53*	*45.20*	*44.60*	*48.60*	*34.09*	*32.17*
3	Short-term liabilities-to-capital and reserves ratio, %	*28.27*	*31.62*	*36.53*	*40.28*	*27.20*	*26.08*
4	Level of debts overdue, %	*24.48*	*3.11*	*1.10*	*0.63*	*1.02*	*0.85*

№	Indicator	2002	2003	2004	2005	2006	I Q 2007
1	Cover of payments on debt servicing, %	*1.19*	*12.53*	*12.46*	*12.86*	*39.41*	*37.11*
2	Receivables turnover, times	*3.62*	*3.93*	*5.02*	*4.78*	*5.81*	*1.55*
3	Labour efficiency, RUB 000'/man	*1,404*	*2,159*	*2,724*	*3,201*	*5,918*	*2,345*
4	Depreciation to revenue ratio, %	*3.92*	*3.36*	*3.35*	*3.33*	*2.44*	*2.26*

№	Indicator	2002	2003	2004	2005	2006	I Q 2007
1	*Dividend to profits ratio, %*	*125.41*	*24.68*	*28.34*	*32.42*	*8.81***	*0*

** Information is presented as in the balance sheet at 31.12.2006. Under accounting rules ("Account of assets and liabilities expressed in foreign currencies", approved by the Ministry of Finance of the Russian Federation on 27.11.2006 No. 15n), in the accounting documents existing at 01.01.2007, all contract payments expressed in foreign currencies but payable in Russian Roubles were translated into Russian Roubles, with difference (plus or minus) being accounted as retained profit. The resulting net asset value at 01.01.2007 amounts to RUB 270,387,612 thousand.*

*** Dividends for 9 month of 2006 to 2006 profits.*

The value of the Company's net assets continues to grow. Annual growth rates: 15% in 2003, 24% in 2004, 3% in 2005, 19% in 2006.At the beginning of 2007 net asset value is 1.75 times higher than in 2002.

The main factor contributing to the growth of net assets is the growing amount of retained earnings. The same is true for the first quarter of 2007, when the value of net assets again grew and reached RUB 305 bln (+13% to the level that existed at the beginning of the year).

Debt to equity ratio decreased comparing to 2002 (43.53%) and to 2005 (48.6%), and by the end of 2006 reached 34.09%. This is the result of two factors: diminished external borrowings (short-term credits and loans) and rising equity value due to higher retained earnings.

The same is true for short-term debt to equity ratio, which decreased from 40.28% at 31.12.2005 to 27.20% at 31.12.2006.

The situation with debt to equity and short-term debt to equity ratios remainedthe same in the first quarter of 200, reaching by the end of this period 32.17% and 26.08%, respectively, which is the result of faster growth of retained earnings as compared to short-term liabilities.

Overdue debt decreased from 24.28% to 1.02% over the last five years, that is practically all amounts due to third parties have been paid. Share of overdue amounts contunued to decrease in the first quarter of 2007, and by 31.03.2007reached 0.85%.

The ratio of debt servicing payments increased substantially as compared to 2002 (1.19% in 2002 and 39.41% in 2006), mainly due to the growing net profits thoughout the period of five last years.

Receivables turnover ratio had a stable positive trend in the las five years, which is supported by growing revenues. Its growth over the period of 2002-2006 was 60%.

Depreciation to revenue ratio has been decreasing gradually since 2002. The slow rate of depreciation descend with simultaneous uninterrupted revenue growth is an indicator of ongoing replacement of worn-out fixed asset.

Dividend share in 2006 revenues is shown according to the information on dividend payout for 9 months of 2006.

All these indicators demonstrate that the Company's performance in the last five year may be characterized as growing, i.e. the Company has a high solvency level, low credit risks and good financial standing.

2.2. Market Capitalization

Market Capitalization for the period from 2002 to 2006 according to the RTS Stock Exchange data.

Securities	Period	Price per share, USD	Number of shares at the end of reporting period	Market capitalization, USD
Ordinary shares of OJSC MMC Norilsk Nickel	*2002*	*19.96424*	*213,905,884*	*4,270,468,406*
Ordinary shares of OJSC MMC Norilsk Nickel	*2003*	*63.17500*	*213,905,884*	*13,513,504,222*
Ordinary shares of OJSC MMC Norilsk Nickel	*2004*	*55.70455*	*213,905,884*	*11,915,531,011*

Securities	Period	Price per share, USD	Number of shares at the end of reporting period	Market capitalization, USD
Ordinary shares of OJSC MMC Norilsk Nickel	*2005*	*2578.13983*	*213,905,884*	*551,479,279,411.76*
Ordinary shares of OJSC MMC Norilsk Nickel	*2006*	*4036.54312*	*190,627,747*	*769,477,120,633.95*

For the period of 2002 – 2004, market capitalization value was calculated in compliance with the Order of the Federal Service on Financial Markets (FSFM) of Russia dated March 16, 2005 No. 05-5/pz-n "On Approval of the Regulations Covering Information Disclosure by Securities Issuers".

For the period of 2005 – 2006, market capitalization value was calculated in compliance with the Order of the Federal Service on Financial Markets (FSFM) of Russia dated March 16, 2005 No. 05-5/pz-n "On Approval of the Regulations Covering Information Disclosure by Securities Issuers", as amended by FSFM Order of 01.11.2005 No. 05-57/pz-n.

Since January 1, 2007 classical market trade operations are being conducted not at NP RTS but at OJSC RTS, so starting with the first quarter of 2007 market capitalization value will be presented in accordance with OJSC RTS data.

Securities	Period	Price per share, RUB	Number of shares at the end of the reporting period	Market capitalization, RUB
Ordinary shares of OJSC MMC Norilsk Nickel	*1st Quarter 2007*	*4,837.97837*	*190,627,747*	*922,252,916,707.83*

Starting with the first quarter of 2007, the calculation of market capitalization is based on the requirements of Order of the Federal Service on Financial Markets (FSFM) of Russia dated October 10, 2006 No. 06-117/pz-n "On Approval of the Regulations Covering Information Disclosure by Securities Issuers ", as amended by FSFM Order dated 14.12.2006 No. 0-148/pz-n.

2.3. The Issuer's Liabilities

2.3.1 Accounts payable

"Accounts payable" include all long-term and short-term liabilities of the Issuer, i.e. this is the sum of the following balance sheet items (lines): 510 "Loans and Credits (long-term)", 520 "Other long-term liabilities" 610 "Loans and Credits (short-term)", 620 "Accounts Payable" and 630 "Indebtedness to Participants (Founders) for Income Payment".

Accounts Payable Breackdown and Periods for Discharge of Liabilities

Liabilities	Payment maturity	
	Less than one year	More than one year
At 31.12.2006		
Accounts payable to suppliers and contractors, RUB 000'	*7,183,382*	-
including overdue, RUB 000'	*850,633*	*X*
Accounts payable to personnel, RUB 000'	*964,642*	-
including overdue, RUB 000'	-	*X*
Accounts payable to budget and extra-budgetary funds, RUB 000'	*6,704,585*	-
including overdue, RUB 000'	-	*X*
Credits, RUB 000'	*3,820,488*	-
including overdue, RUB 000'	-	*X*
Loans, RUB 000'	*35,078,448*	*13,363,031*
including overdue, RUB 000'	-	*X*
including bond loans, RUB 000'	-	-
including overdue bond loans, RUB 000'	-	*X*
Other accounts payable, RUB 000'	*19,390,448*	-
including overdue, RUB 000'	*32,403*	*X*
Total, RUB 000'	*73,141,993*	*13,363,031*
including total overdue, RUB 000'	*883,036*	*X*
At 31.03.2007		
Accounts payable to suppliers and contractors, RUB 000'	*8,233,313*	-
including overdue, RUB 000'	*734,130*	*X*
Accounts payable to personnel, RUB 000'	*1,396,063*	-
including overdue, RUB 000'	-	*X*
Accounts payable to budget and extra-budgetary funds, RUB 000'	*1,943,953*	-
including overdue, RUB 000'	-	*X*
Credits, RUB 000'	*30,969,687*	-
including overdue, RUB 000'	-	*X*
Loans, RUB 000'	*18,709 189*	*12,965,338*
including overdue, RUB 000'	-	*X*
including bond loans, RUB 000'	-	-

including overdue bond loans, RUB 000'	-	*X*
Other accounts payable, RUB 000'	*18,086,566*	-
including overdue, RUB 000'	*49,587*	*X*
Total, RUB 000'	*79,338,771*	*12,965,338*
including total overdue, RUB 000'	*783,717*	*X*

Creditor which has at least 10 per cent of the total amount of accounts payable:

Full name: ***Open Joint-Stock Company "A.P. Zavenyagin Norilsk Mining and Metallurgical Combine ";***
Location: ***Russian Federation, Krasnoyarsk Krai, Norilsk;***

Indicator	At 31.12.2006	At 31.03.2007
Amount of accounts payable to OJSC Norilsk Combine, RUB 000'	*21,791,878*	*224,799*
Amount of overdue accounts payable to OJSC Norilsk Combine, RUB 000'	*138,910*	*123,672*

OJSC Norilsk Combine is the Issuer's affiliate:
Issuer's equity interest in the affiliate – ***0%;***
Affiliate's ordinary shares owned by the Issuer - ***0%;***
Affiliate's equity interest in the Issuer – ***0 %;***
Issuer's ordinary shares owned by the affiliate - ***0 %.***

Creditor which has at least 10 per cent of the total amount of accounts payable:
Full name: ***NN METAL HOLDING SA;***
Location: ***14a, rue des Bains L-1212, Luxemburg***

Indicator	31.12.2006	31.03.2007
Amount of accounts payable to *NN METAL HOLDING SA*, RUB 000'	*15,704,963*	*15,704,963*
Amount of overdue accounts payable to *NN METAL HOLDING*, RUB 000'	-	-

NN METAL HOLDING SA is the Issuer's affiliate:
Issuer's equity interest in the affiliate's authorized capital – ***0%;***
Affiliate's ordinary shares owned by the Issuer - ***0%;***
Affiliate's equity interest in the Issuer's authorized capital – ***0 %;***
Issuer's ordinary shares owned by the affiliate - ***0 %.***

Creditor which has at least 10 per cent of the total amount of accounts payable:
Full name: ***NORILSK NICKEL FINANCE LUXEMBOURG S.A.;***
Location: ***14a, rue des Bains L-1212, Luxemburg***

Indicator	31.12.2006	31.03.2007
Amount of accounts payable to *NORILSK NICKEL FINANCE LUXEMBOURG S.A.*, RUB 000'	*13,361,376*	*12,964,043*
Amount of overdue accounts payable to *NORILSK NICKEL FINANCE LUXEMBOURG S.A.*, RUB 000'	-	-

NORILSK NICKEL FINANCE LUXEMBOURG S.A. is the Issuer's affiliate's authorized capital:
Issuer's equity interest in the affiliate's authorized capital – ***0%;***
Affiliate's ordinary shares owned by the Issuer - ***0%;***
Affiliate's equity interest in the Issuer's authorized capital – ***0 %;***
Issuer's ordinary shares owned by the affiliate - ***0 %.***

Creditor which has at least 10 per cent of the total amount of accounts payable:

Full name: *Open Joint-Stock Company "Kola Mining and Metallurgical Company";*
Abbreviated name: *OJSC "Kola MMC";*
Location: *Russian federation, Murmansk Area, Monchegorsk*

Indicator	31.12.2006	31.03.2007
Amount of accounts payable to OJSC Kola MMC, RUB 000'	*13,574,775*	*20,126,661*
Amount of overdue accounts payable to OJSC Kola MMC, RUB 000'	*1,093*	*543*

OJSC Kola MMC is the Issuer's affiliate:
Issuer's equity interest in the affiliate's authorized capital – ***100.00%;***
Affiliate's ordinary shares owned by the Issuer – ***100.00%;***
Affiliate's equity interest in the Issuer's authorized capital – ***0 %;***
Issuer's ordinary shares owned by the affiliate - ***0 %.***

Creditor which has at least 10 per cent of the total amount of accounts payable:
Full name: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name: ***Sberbank of Russia***
Location: ***19 ul. Vavilova, Moscow, 117997, Russia.***

Indicator	31.03.2007
Amount of accounts payable to ***Sberbank of Russia*** ,RUB 000'	*14,023,397*
Amount of overdue accounts payable to ***Sberbank of Russia,*** RUB 000'	-

Sberbank of Russia is not an affiliate of the Issuer.

Creditor which has at least 10 per cent of the total amount of accounts payable:
Full name: ***Societe Generale (as an Agent under revolving credit facility for USD 450,000,000)***
Abbreviated name: ***Societe Generale***
Location: ***29 Boulevard Haussman, 75009, Paris, France.***

Indicator	31.03.2007
Amount of accounts payable to Societe Generale , RUB 000'	*16,946,289*
Amount of overdue accounts payable to Societe Generale, RUB 000'	-

Societe Generale is not an affiliate of the Issuer.

2.3.2. The Issuer's credit history

Liabilities under loan and credit agreements where the Issuer acts (acted) as a borrower, and where the principal accounts(ed) for 5 or more per cent of the balance sheet value of the Issuer's assets at the date of the last completed reporting quarter preceding the date of the corresponding agreement, over the last 5 fiscal years:

Liability	Lender's name	Principal, USD	Loan term/repayment date	Arrears in principal and/or interest, days in arrears
Credit facility	*Citibank N.A., London*	*800,000,000*	*September 30, 2004*	*The loan was repaid according to the schedule.*
Loan agreement	*NORILSK NICKEL FINANCE LUXEMBOURG S.A*	*498,300,000*	*September 28, 2009*	*The loan is being repaid according to the schedule.*

No commitments under loan or credit agreements where the Issuer acts (acted) as borrower, and where the principal accounts(accounted) for 5 or more per cent of the balance sheet valueof the Issuer's assets were made within the reporting quarter.

2.3.3. Liabilities of the Issuer under guaranties given to third parties

At March 31, 2007, total liabilities of the Issuer under guaranties given, and the total amount of third party liabilities secured by the Issuer (by collateral or suretyship) was RUB 33,550 mln.

No such liabilities representing more than 5% of the balance sheet value of the Issuer's assets were undertaken within the reporting period.

Information on the Issuer's liabilities arising from third-party suretyship, including mortage and surety, amounting to five or more percent of the balance sheet value of the Issuer's assets in the reporting period (information is to be provided for the last five complete fiscal years:

Unconditional and irrevocable quarantee by MMC Norilks Nickel (the Guarantor) under Trust Deed No. HH/1132-2004 of 30.09.2004 provided to DEUTSCHE TRUSTEE COMPANY LIMITED (the Trustee) for securing the obligations of NORILSK NICKEL FINANCE LUXEMBOURG S.A. (the Issuer) related to bond emission for the total sum of USD 500, 000, 000.

Secured Issuer's liability: USD *500, 000, 000;*

Liability maturity: *30.09.2009;*

Form of security: *suretyship;*

Security amount: *the Guarantor's obligations are limited by the sum specified in the Trust Deed, i.e USD 500, 000, 000 plus all accrued interest, penalties, fees, charges, expenses and other amounts payable bu the Issuer under the Trust Deed;*

Object of security: *to guarantee the repayment by the Issuer of all amounts due under the Trust Deed;*

Suretyship period: *under the Trust Deed, the suretyship period will terminate upon execution by the Issuer of all its obligations thereunder. In the event when the bonds are not redeemed, bought back or cancelled by an appropriate date, these bonds will be redeemed on September 30, 2009. The Guarantor's obligations in this case will stay effective until the full amount of liabilities under the Trust Deed are repaid.*
On September 9, 2006 this transaction was approved by the Board of Directors of MMC Norilsk Nickel (under the Charter of MMC Norilsk Nickel (p. 6.3.3.34), any transaction worth at least 2% of the balance sheet value of the Company's assets must be approved by the Board of Directors). Value of this transaction at June 30, 2004 amounted to USD 200 mln;

International rating agencies have rated the bonds of NORILSK NICKEL FINANCE LUXEMBOURG S.A. in the amount of USD 500,000,000 issued on 17.09.2004 as follows:

Standard & Poor's: BBB-, rating date 08.08.2006;
Moody's Investors Services: Baa2, rating date 09.10.2006;
Fitch Rating Ltd. : BBB-, rating date 24.02.2006 (confirmed on 02.11.2006);

Risk of non-fulfillment or undue execution of secured obligations:
risk of non-fulfillment is negligible due to the following reasons: 1) under Loan Agreement No. HH/1131 – 2004 of 30.09.2004, the Creditor (NORILSK NICKEL FINANCE LUXEMBOURG S.A.) agreed to provide the Borrower (MMC Norilsk Nickel) with a loan for the corporate purposes (USD 498, 300, 000 for 5-year period at interest rate 7.254% p.a. (p. 2.3.2.); and 2) the Issuer is a 100% subsidiary of MMC Norilsk Nickel, i.e. the former is under full financial and operating control of the latter.

Pledge Agreement covering the Borrower's USD account No. HH/1400-2005 of 24.10.05 and Pledge Agreement covering the Borrower's RUB account No. HH/1401-2005 of 24.10.05 entered into by MMC Norilsk Nickel (the Pledger), Societe Generale Vostok Bank (the Accounting Bank), and Societe Generale London Branch (Pledge Holder):

The Issuer's secured obligation: *credit facility totaling USD 400, 000, 000;*

Maturity date: *29.11.2008.;*

Form of security: *pledge of rights to RUB and USD bank accounts;*

Security amount: *USD 600,000,000;*

Object of security: *rights under Bank Account Agreements (USD and RUB) for money held on the Issuer's accounts with commercial joint stock bank Societe Generale Vostok Bank (CJSC);*

Security period: *until complete execution of obligations under credit facility agreement by the Issuer;*

Risk of non-fulfillment or undue execution of secured obligations*: see p. 2.5.3 below (Financial Risks).*

2.3.4. Other liabilities of the Issuer

The Issuer has no other liabilities.

2.4. Purpose of Security Issuance and Application of Security Placement Proceeds

No securities were placed in the reporing quarter.

2.5. Risks associated with investments in equity securities

MMC Norilsk Nickel implements its Risk Management Policy in compliance with the Corporate Risk Management Strategy. This is a continuous process encompassing the identification, assessment and mitigationl of risks inherent in different business operations of the Company. Risk management objectives are:
•higher reliability in achieving corporate objectives
- more efficient resource management
- enhancement of the company's attractiveness to investors and increase of the shareholders' value

Key components of risk management system:

- *collection and analysis of information on external and internal factors that may negatively affect the Company's performance;*
- *assessment of potential negative effects on the Company's cash flows or accomplishment of strategic plans based on advanced approaches and risk assessment methods (qualitative and quantitative analysis, modeling, stress-testing);*
- *risk distribution by levels (admissible risk levels are established depending on available financial and production reserves, strategic goals and development plans, and shareholders' expectations with regards to the Company's efficient and reliable performance);*
- *risk categorization;*
- *risk response development depending on the risk's priority level;*
- *centralized control over risk mitigation measures.*

Risk management is an integral part of the whole corporate governance system, and implementation of risk management system involves:
- active participation of structural units and individual employees in the risk identification and assessment
- continuous coverage expansion in the exploration of potential threats and hazards
- systematic use of the information about risks in the decision-making process at all levels of the company's management

Described below are risk factors that may affect the performance of MMC Norilsk Nickel. These risks may materially affect the Company's operations, sales, profits, assets, liquidity and capital resources, and they should be taken into account when reviewing all estimates and forecasts presented herein. Furthermore, certain risks presently deemed insignificant may become material with time.

2.5.1. Industry risks

OJSC MMC Norilsk Nickel is the world-leading producer of palladium and nickel, a major producer of platinum and copper.

The prices for metals produced by OJSC MMC Norilsk Nickel and the world's demand are highly dependent on the global economy growth. The Company's financial standing is directly affected by the prices of such metals.

The Company is also subject to the risk of metal price fluctuations as most of metal sales revenues are received under long-term contracts for actual delivery of fixed metal tonnages at prices tied to the delivery period.

Risks of possible changes in prices for raw materials that the Company purchases are immaterial as the Company uses its own sources of raw materials, and the proportion of purchased raw materials is insignificant. Moreover, the Company has entered into a number of long-term contracts for raw material supply.

The Company has a number of contractors engaged in such services as processing of non-ferrous and precious metal concentrates into final metals, production of advanced metal products, transportation and insurance of concentrates and final metals. Risks associated with changing costs of such services are also very low due to the following:

— *services are performed under long-term contracts with fix prices ensuring the required profitability;*
— *there is an option to engage alternative contractors.*

2.5.2. Country risks and regional risks

Business performance of all companies, including OJSC MMC Norilsk Nickel, is subject to a number of political and economic risks. Among the typical features of today's Russian economy are foreign currency control, low liquidity on capital markets and ongoing inflation.

Sustainability and further development of the Russian economy are strongly dependent on the efficiency of the economic policy being implemented by the Government.

Business operations of OJSC MMC Norilsk Nickel might be affected by severe climat conditions of the Far North or by any Force Majeure circumstances. Delivery of materials and products might be suspended because of bad weather. Major power supply failures, accidents at mines, concentrating mills and metal plants may entail negative effects on the Company's performance.

In matters that the Company may control, significant efforts are made to limit any possible effects of such adverse events. This means establishing long-term relations with local authorities to boost efficient and integrated economic development of the regions of the Russian Federation; promotion of mutually beneficial social partnership with due respect to the opinions of the Company employees; accumulation and maintenance of sufficient material and technical resources in hard-to-reach areas; minimization of damages caused by ice drifts and snowmelt floods.

2.5.3. Financial risks

The major part of the Company's metal sales is denominated in US Dollars whereas most of its expenses are paid in Russian Rubles. Therefore, the strengthening of Ruble may produce adverse effect on the Company's financial results. This risk is partially reduced for the Company on account of negative correlation between metal prices and Ruble exchange rate.

The risk of interest rate fluctuation, which may adversely affect the Company's financial results, is currently insignificant to the Company due to a low level of the Company's indebtedness and a high level of fixed rate debts.

Credit risk is the risk of financial loss due to a debtor's non-payment of a loan. OJSC MMC Norilsk Nickel minimizes such credit risk by dispersing it among a larger number of counterparties and by setting credit limits that are based on the analysis of counterparties'financial standing.

Price risk is a risk of possible loss due to revaluation of open positions on metal markets. Fluctuation of prices for the Company's metal products may adversely affect the sales revenues.

Liquidity risk means a possibility of the Company's failure to pay its liabilities at their maturity. To mitigate this risk, OJSC MMC Norilsk Nickel forms a reserve of liquid assets sufficient for compensating any possible variations in sales revenues depending on price, currency and interest rate risks.

2.5.4. Legal risks

The major part of the Company's sales is denominated in US Dollars. Therefore, any changes in foreign currency exchange regulations may affect the Issuer's financial results.

There is nothing in the current Russian tax law that could pose any risk to investing in the Company's outstanding securities.

No risks resulting from the change of licensing requirements to the Issuer's core operations or licensing the right to exploit limited resources (including natural resources) can presently be identified.

No risks have been identified so far that could be a result of changes in judicial practice in matters relating to the Issuer's operations (including licensing matters),and which might adversely affect the Company's business results or the outcome of pending proceedings in which the Issuer is involved.

2.5.5. Business risks

No risks have been identified so far in relation with litigations where the Issuer is a party.

Nor are there any current risks of non-extension of licenses for any of the Issuer's operations or exploitation of limited resources (including natural resources).

Total liability of the Issuer under third party commitments including those of subsidiaries cannot significantly affect the Issuer operations.

The Company has no customers accounting for at least 10 per cent of total sales revenue. The Company is not economically dependent on a limited number of customers since all products manufactured by OJSC MMC Norilsk Nickel may be sold on commodity markets.

III. Detailed Information on the Issuer

3.1. Historical background

3.1.1. Full corporate name

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OJSC "MMC "NORILSK NICKEL"

Trademark (service mark) certificate No. 256620 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Trademark (service mark) certificate No. 256621 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Current name adopted: *by resolution of the extraordinary Shareholders Meeting of "Norilsk Mining Company" Open Joint Stock Company of February 21, 2001*

Information on changes in the Issuer's name and form of incorporation:
Open Joint Stock Company "Norilsk Mining Company"
OJSC "NMC" or OJSC "Norilsk Mining Company"
Adopted on: *June 27, 1997*

3.1.2. Information on the Issuer's State Registration

Number of the State Registration Certificate issued at the time of joint-stock company foundation — **07**
Registration Date — **July 4, 1997**
Name of State Registration body: *Administration of Taimyr Autonomous District*

Primary registration number of the legal entity: *1028400000298*
Date of registration: *September 2, 2002*
Name of registering body: *Inter-Regional Inspection No. 2 of the Ministry of Taxes and Charges of the Russian Federation in Taimyr (Dolgan-Nenets) Autonomous District*

3.1.3. Background information

"Norilsk Mining Company" Open Joint Stock Company was founded in 1997 through the reorganization of A.P. Zavenyagin Norilsk Mining and Metallurgical Combine, Open Joint Stock Company, a member of OJSC "RAO "Norilsk Nickel".

In 2001 by resolution of the general shareholders meeting the Company's name was changed to Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (OJSC MMC Norilsk Nickel).

In 2000 the Norilsk Nickel Group launched a restructuring program aimed at the efficiency improvement and growth of its attractiveness to investors. Key objectives of this program include the following:
- *provide investors with direct access to the capital of the company, which is the owner of produced commodities and the main profit centre of the Group;*
- *make the Group's corporate structure much more transparent for shareholders;*
- *enhance the economics of operations to increse dividend income ;*
- *integrate foreign distribution channels into the corporate structure;*
- *improve the efficiency of corporate management system.*

Since 2003 the Group has acquired a number of gold assets, and this resulted in the creation of the largest Russian gold mining company, one of the top 15 gold producers of the world. To maximize the shareholder value, in 2005 the Group decided to spin off its gold mining assets. As part of MMC Norilsk Nickel's reorganization through the spin-off of the gold mining assets, a new company was incorporated on 17 March 2006: Open Joint Stock Company Polyus Gold. Polyus Gold shares were distributed among the shareholders of record of MMC Norilsk Nickel at 1:1 ratio to their interests in the MMC Norilsk Nickel as at 1 January

2006. In this spin-off process, Polyus Gold received 100% of the shares in Close Joint Stock Company Polus ("ZAO Polus"), which consolidated all the gold mining assets of the Group, and a cash consideration of RUB 10 billion.

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel with its subsidiaries is the leading producer of nickel and palladium, one of the largest producers of platinum and one of the top ten producers of copper in the world. The Group also produces a variety of by-product metals such as cobalt, rhodium, silver, gold, tellurium, selenium, iridium and ruthenium.

The Norilsk Nickel Group is involved in prospecting, exploration, extraction, benefication and metallurgical processing of minerals with further production, marketing and sale of base and precious metals.

The main structural divisions of the Group in 2006 were the Polar Division and OJSC Kola Mining and Metallurgical Company (Kola MMC). The Polar Division is located above the Polar Circle, at the 69th latitude. This territory is connected with the other regions of the Russian Federation via the Yenisei river and the Northern Sea Route, as well as by air. MMC Kola is located in the Kola Peninsula and is the largest industrialcomplex in the Murmansk Area.

Corporate Mission

MMC Norilsk Nickel aims to strengthen its leadership in the global mining and metals industry and the role of a responsible producer and supplier of base and precious metals through:
• effective use of unique mineral resources and sound management of operating costs;
• further exploration and development of world-class mineral deposits, thus ensuring future growth;
• support of sustainable development in the regions where the Group's operations are located.

Strategic goals

Effective use of unique mineral resources and management of operating costs:
• effective use of the mineral resource base and optimization of capacity utilization at the Group's mining and processingplants;
• modernization of production facilities in ore beneficiation and metallurgy in order to ensure the most effective processing of mined ore and better metal recovery;
• sustainable cost-effective production based on continuous refining of knowledge and skills required for industry operation and development of innovative technical solutions;
• higher level of independence in terms of stable supply of low-cost services and resources, including energy supply, transportation and logistics;
• further improvements in corporate governance through restructuring of assets and optimization of management processes.

Growth in exploration and development of worldclass mineral deposits:
• active participation in prospecting, geological investigation and exploration of new promising world-class mineral deposits both in Russia and abroad;
• creation of strategic alliances, leveraging best practices in exploration, mining and production of base and precious metals;
• search for growth opportunities for the existing business through strategic acquisitions and establishing partnerships in prospective sectors of the mining industry.

Support of stable development in the regions in which the Group operates:
• personnel development, creating a proper environment for growth of highly skilled professionals, ensuring safe labor environment, competitive staff remuneration and social benefits in accordance with the scope and quality of their work;
• compliance with both Russian and international environmental standards, implementation of new technologies allowing to comply with the limitations imposed on pollutant emissions, implementation of socially advantageous environmental protection projects on a regional, national and international level;
• implementation of projects in social and economic development of communities in cooperation with the regional and municipal authorities.

3.1.4. Contact information

Issuer location: *Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka*
E-mail: *gmk@nornik.ru*

Internet site where information on the Issuer and issued securities is available: *http://www.nornik.ru*

Special division for shareholder and investor service: *Investor Relations Department*

Location: *Moscow, Voznesensky Per., 22*

Telephone and fax numbers: *tel. (495) 797 82 44; fax (495) 755 67 38*

E-mail: *gmk@nornik.ru*

Internet site: *http://www.nornik.ru*

3.1.5. Taxpayer identifier

INN: 8401005730

3.1.6. Branches and representative offices of the Issuer

Name: *Polar Division of OJSC MMC Norilsk Nickel*
Location: *Krasnoyarsk Territory, Norilsk*
Director: *Tomenko Viktor Petrovich*
Date of opening: *2.07.1998*
Power of Attorney validity: *from 28.11.2006 to 31.12.2007*

Name: *Krasnoyarsk office – a branch of MMC Norilsk Nickel (Krasnoyarsk office of MMC Norilsk Nickel)*
Location: *Krasnoyarsk*
Director: *Bogdanov Vladimir Georgievich*
Date of opening: *13.12.2001*
Power of Attorney validity: *from 28.11.2006 to 31.12.2007*

Name: *Arkhangelsk office - a branch of MMC Norilsk Nickel (Arkhangelsk office of MMC Norilsk Nickel)*
Location: *Arkhangelsk*
Director: *Chemko Ivan Vasilievich*
Date of opening: *13.12.2001*
Power of Attorney validity: *from 28.11.2006 to 31.12.2007*

Name: *Murmansk transport branch of MMC Norilsk Nickel (Murmansk transport branch of MMC Norilsk Nickel)*
Location: *Murmansk*
Director: *Tyukavin Aleksei Mikhailovich*
Date of opening: *13.12.2001*
Power of Attorney validity: *from 28.11.2006 to 31.12.2007*

Name: *Krasnoyarsk representative office of MMC Norilsk Nickel (Krasnoyarsk representative office of MMC Norilsk Nickel)*
Location: *Krasnoyarsk*
Director: A*izenberg Igor Aleksandrovich*
Date of opening: *24.12.2003*
Power of Attorney validity: *from 20.12.2006 to 31.12.2007*

Name: *Norilskenergo - a branch of MMC Norilsk Nickel (Norilskenergo - a branch of MMC Norilsk Nickel)*
Location: *663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19*
Director: *Katasonov Viktor Ivanovich*
Date of opening: *02.11.2004*
Power of Attorney validity: *from 20.12.2006 to 31.12.2007*

Name: *Polar Transport Branch of MMC Norilsk Nickel*
Location: *647000, Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, ul.*

Sovetskaya, 43
Director: *Uzdin Igor Borisovich*
Date of opening: *08.02.2007*
Power of Attorney validity: *from 26.02.2007 to 31.12.2007*

3.2. Core Operations of the Issuer

3.2.1. Industry classification of the Issuer

OKVED codes:

27.45 — *Other non-ferrous metal production*
27.44 — *Copper production*
13.20 — *Mining of non-ferrous metal ore except uranium and thorium ore*
10.10 — *Coal mining, cleaning and sintering*
14.11 — *Quarrying for construction rock*
14.12 — *Limestone, gypsum rock and chalk stone quarrying*
14.21 — *Open pit mining of gravel and sand*
14.50 — *Mining operations not covered by other categories*
20.10 — *Wood sawing and planing; wood impregnation*
20.30 — *Manufacture of timber building structures including prefabricated structures and millwork*
20.40 — *Fabrication of wood containers*
20.51 — *Other woodwork*
22.13 — *Publishing of magazines and periodicals*
24.13 — *Manufacture of other non-organic chemical agents*
24.41 — *Pharmaceutical production*
24.42 — *Production of pharmaceutical products and materials*
24.61 — *Explosive production*
26.14 — *Fiberglass making*
26.26 — *Refractory production*
26.30 — *Ceramic tile and slab production*
26.51 — *Cement making*
26.52 — *Lime making*
26.61 — *Structural concrete products manufacture*
26.62 — *Plaster products manufacture*
26.63 — *Ready-mixed concrete making*
26.64 — *Dry concrete mix making*
26.66 — *Manufacture of other concrete, plaster and cement products*
26.82 — *Manufacture of other non-metallic mineral commodities not covered by other categories*
27.31 — *Production of cold-drawn rods and sections*
27.32 — *Production of cold-rolled narrow and other strips*
27.33 — *Production of formed steel sections*
27.34 — *Steel wire making*
27.35 — *Manufacture of iron powders, other metal products of rolled steel not covered by other categories*
27.41 — *Precious metal production*
27.54 — *Fabrication of other non-ferrous castings*
28.11 — *Structural metal production*
28.12 — *Structural hardware production*
28.30.9 — *Providing services in installation, repair and maintenance of central heating steam boilers*
28.51 — *Non-ferrous metal working and metal coating*
28.52 — *Metal working involving primary machine building process technologies*
28.74 — *Manufacture of fasteners, chains and springs*
29.12 — *Manufacture of pumps, compressors and hydraulic systems*
29.13 — *Manufacture of pipeline fittings*
29.14 — *Fabrication of bearings, gear transmissions, mechanical transmission and drive components*
29.21 — *Manufacture of furnaces and burners*
29.22 — *Hoisting-and-conveying equipment manufacturing*
31.20 — *Manufacture of electric control gear*
33.20 — *Instrumentation manufacturing*

33.30 — Installation of process control equipment
37.10 — Metal waste and scrap processing
37.20 — Non-metal waste and scrap processing
40.10 — Electric power generation, transmission and distribution
40.30 — Steam and hot water (thermal power) generation, transmission and distribution
41.00 — Water collection, treatment and distribution
45.11 — Dismantling and demolition of buildings, excavation
45.12 — Exploration drilling
45.21 — Engineering works
45.22 — Paving, construction of buildings and structures
45.23 — Road, airfield and sports facilities construction
45.24 — Harbor engineering
45.25 — Other construction operations
45.31 — Electrical installations
45.32 — Insulating works
45.33 — Plumbing works
45.34 — Installation of other technical equipment
45.41 — Plaster works
45.42 — Woodwork and carpentry
45.43 — Floor covering work and wall lining
45.44 — Painting and glazing
45.45 — Other finishing operations
50.20 — Vehicle maintenance
51.12 — Acting as fuel, ore, metal and chemicals wholesale dealers
51.47 — Wholesale trade in other non-food consumer goods
51.52 — Wholesale trade in metals and metallic ores
51.57 — Wholesale trade in waste and scrap
55.11 — Operation of hotels with restaurants
60.10 — Operation of railway transport
60.21.1 — Operation of scheduled passenger motor (bus) transport
60.24 — Freight motor transportation
60.30 — Pipeline transportation
61.10 — Overseas transport
61.20 — Inland water transport
63.11 — Cargo handling
63.12 — Warehousing
63.21 — Other supporting operations of land transport
63.22 — Other supporting operations of water transport
63.40 — Organization of cargo carriage
64.11.1 — Public mail services
64.20 — Telecommunications
65.12 — Other financial intermediation
70.20 — Demise
71.10 — Car rental
71.21 — Land transport and equipment lease
74.20 — Creation and use of databases and information resources
73.10 — Research and development in natural and engineering sciences
74.13 — Market analysis and public opinion research
74.14 — Business and management advisory services
74.15.2 — Management of holding companies
74.20 — Architectural engineering and design; survey operations and map-making; standardization and metrology; hydrometeorology and relating operations; technical problem solution not covered by other categories
74.30 — Engineering tests, research and certification
85.11.2 — Operation of sanatorium-and-spa institutions
85.14 — Other health protection activities
90.00 — Waste water discharge, waste disposal and other similar operations
93.04 — Operation of fitness facilities

3.2.2 Core business operations of the Issuer

Key business of OJSC MMC Norilsk Nickel is to produce and market non-ferrous and precious metals.

The share of operating income is 98 %.

Indicator	2002	2003	2004	2005	2006	I Q 2007
Revenues from sales of products (works, services), mln RUB	*88,342.0*	*135,327.0*	*163,376.1*	*171,137.5*	*262,600.3*	*69,609.5*
Incl. those from core businesses	*82,319.0*	*130,429.0*	*155,735.4*	*165,728.5*	*259,800.3*	*68,495.3*
Share of core products in the total revenues, %	*93.2*	*96.4*	*95.3*	*96.8*	*98.9*	*98.4*

Total revenues from core businesses are high. The growing share of core products in total revenues structure may be explained by ever- increasing metal prices on the world's markets.

Core production facilities of MMC Norilsk Nickel are located in the territory of the Russian Federation.

Main products (work, services):

Наименование показателя	2002	2003	2004	2005	2006	I Q 2007
Revenues from sales of products (work, services), RUB mln	*88,342.0*	*135,327.0*	*163,401.2*	*171,137.5*	*262,600.3*	*69,609.5*
- Ni	*34,913.0*	*71,085.0*	*71,569.7*	*77,414.1*	*125,184.5*	*44,435.6*
- Cu	*15,018.1*	*15,833.3*	*23,722.7*	*27,335.3*	*44,024.5*	*9,326.5*
- Pt	*9,806.0*	*12,044.1*	*12,171.7*	*14,374.1*	*15,711.3*	*537.9*
- Pd	*14,753.1*	*19,893.1*	*18,610.6*	*15,087.3*	*22,297.1*	*5,798.0*
Share of core products in the total revenues, %						
- Ni	*39.5*	*52.5*	*43.8*	*45.2*	*47.7*	*63.8*
- Cu	*17.0*	*11.7*	*14.5*	*15.9*	*16.8*	*13.4*
- Pt	*11.1*	*8.9*	*7.5*	*8.4*	*6.0*	*0.8*
- Pd	*16.7*	*14.7*	*11.4*	*8.8*	*8.5*	*8.3*

Information on revenues from sales of products (works, services) has been prepared in accordance with the Russian Accounting Standards for the Entity's Income approved by Order of the Ministry of Finance of the Russian Federation dated 06.05.1999 No. 32n, and the accounting policies of the Company.

OJSC MMC Norilsk Nickel's main products accounting for at least 10% of sales include nickel, copper, platinum and palladium.

The world's market prices and, consequently, the actual selling prices for all core metals exceeded substantially in 2006 the price levels of prior years.

The Issuer's operations are not seasonal.

No	Cost Items	2002	2003	2004	2005	2006	I Q2007
1.	Raw materials and supplies, %	*17.2*	*17.6*	*18.5*	*16.7*	*16.4*	*16.6*
2.	Purchased components and semi-products, %	-	-	-	-	-	-
3.	Production services performed by third-parties, %	*21.5*	*20.0*	*19.6*	*21.0*	*22.5*	*28.8*

4.	Fuel, %	*4.9*	*4.9*	*4.8*	*2.7*	*3.3*	*3.9*
5.	Energy, %	*2.0*	*1.4*	*1.5*	*8.5*	*9.4*	*12.5*
6.	Labor costs, %	*28.8*	*28.7*	*27.3*	*26.9*	*26.0*	*16.8*
7.	Interest on credit, %	-	-	-	-	-	-
8.	Rental fee, %	*1.3*	*1.1*	*0.8*	*0.6*	*0.5*	*0.4*
9.	Deductions for social needs, %	*7.1*	*7.0*	*5.8*	*5.5*	*5.0*	*4.3*
10.	Depreciation of fixed assets, %	*6.1*	*6.8*	*7.6*	*7.3*	*7.6*	*7.6*
11.	Taxes included in product costs, %	*4.2*	*4.8*	*4.5*	*2.8*	*2.5*	*2.6*
12.	Other expenses, %	*7.1*	*7.6*	*9.6*	*8.0*	*6.8*	*6.5*
	Depreciation of intangible assets, %	-	-	-	-	-	-
	Remunerations for innovative technical proposals, %	-	-	-	-	-	-
	Mandatory insurance payments, %	*3.8*	*3.9*	*5.2*	*4.7*	*3.6*	*3.3*
	Expenses of representation, %	-	-	-	-	-	-
	Other, %	*3.3*	*3.7*	*4.4*	*3.3*	*3.2*	*3.2*
	Total goods production costs	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*	*100.0*
	Sales revenues to cost of goods sold ratio, %	*162.4*	*187.0*	*199.7*	*232.9*	*358.2*	*407.1*

Production cost structure as presented reflects the costs in the production of core products, which account for 82-85% of the total costs of the Company.

Core activities of the Company include: mining and beneficiation of multi-component ore, production and marketing of non-ferrous, precious, and rare metals

There are three major cost items in the presented cost structure: labor cost including social charges (31-36%), production services (19.6-28.8%), raw materials and supplies (16.4-18.5%)

Lower custom feed costs are the consequence of decreased processing of various metal-containing materials.

Higher energy costs (from 2% to 12.5%) and related decrease in fuel costs may be explained by the fact that in 2005 the Company reorganized its operations with a view to spin-off its energy assets into a new independent entity. In the past all energy costs were accounted together with other costs of different structural units, and now the Company buys power for its operations at established prices.

The presented structure of production costs is based on the accounting statements, which were prepared according to the Instruction for completing Form No. 5-з of the federal state statistical monitoring and the accounting policies of the Company.

3.2.3. Raw materials (supplies) and suppliers

The Company's sources of raw materials include sulfide copper-nickel ore deposits which are developed by the Polar Division of OJSC MMC Norilsk Nickel. The share of purchased raw materials is insignificant. No raw materials are imported.

During the period under review the Company had no suppliers accounting for more than 10 per cent of total material supplies.

During the period under review 72.4% of materials and supplies was purchased on domestic market and 27.6% imported.

The forecasts regarding the availability of foreign raw material and supplies are favorable; however, in case of any negative changes in the market situation, it will be necessary to look for alternative sources offering the best delivery terms (including price and product quality).

Price growth of more than 10% in the reporting period (1Q2007 vs. 1Q2006) was registered in the supply of the following group of materials: rolled metal section products (bars, bend steel, beams), stainless steel products, pipes, non-ferrous rolled products, steel balls, pellets, coke nut.

Price growth of more than 10% in the reporting period (4Q2006 vs. 1Q2007) was registered in the supply of the following group of materials: pipes, non-ferrous rolled products, pellets, section and stainless rolled products.

3.2.4. Markets for the Issuer's products (work, services)

Nickel market

Primary nickel producers — Canada, Russia , Japan, Australia, New Caledonia, Norway.

Major nickel consumers — China, Japan, USA, Germany.

Nickel prices on the world's markets increased dramatically in 1Q2007 due to record-high demand by stainless steel producers and continued trade activity of some investment funds. Metal exchange stocks stay at low level. LME prices demonstrated fast growth throughout the quarter, and average Ni price reached USD 41,448/ton (vs. USD33,060/ton in 4Q 2006 (25.4% growth).

Key nickel markets — EU, Japan, USA, People's Republic of China, Taiwan, Korea.

Average annual prices over 5-year period

		2002	2003	2004	2005	2006	Source
Nickel	*$/t*	*6,772*	*9,640*	*13,852*	*14,733*	*24,278*	*LME*

Copper market

Major producers of refined copper — Chile, China, Japan, USA, Russia.

Major consumers — China, USA, Japan, Germany.

Copper prices declined in 1Q 2007 as a result of lower USA demand and diminished Chinese import. Total exchange stocks increased by 29 thousand tons. Average LME price in the first quarter of the year was USD5,941/ton, compared to USD7,087/ton in the fourth quarter of 2006 (16.2% decline).

Key consumers of refined copper— Russia, EU, USA, China.

Average annual prices over 5-year period

		2002	2003	2004	2005	2006	**Source**
Copper	*$/t*	*1,560*	*1,780*	*2,868*	*3,684*	*6,731*	LME

PGM market

Major PGM producers — South Africa, Russia, USA, Canada. PGM market is basically influenced by South Africa and Russia.

Major consumers — ***USA, Japan, China, Western Europe.***

Palladium demand by traditional end-users remained stable in 1Q2007. Market supply and demand were in balance. Average LME price for the quarter was USD345.88/oz. vs. USD320.71/oz. in the fourth quarter of 2006 (+7.9%).

Platinum prices continued to climb up in the first quarter, sustained by strong demand in auto industry and persistent investors' interest to this metal. Average price on the London platinum and palladium market (LPPM) in 1Q 2007 was USD 1,190.17/oz. vs. USD 1,128.85/oz. in the fourth quarter of 2006 (+5.4%).

Key PGM markets — ***EU, USA, Japan, China.***

Average annual prices over 5 year period

		2002	2003	2004	2005	2006	**source**
Palladium	*$/oz.*	*337*	*201*	*230*	*201*	*320*	LPPM
Platinum	*$/oz.*	*544*	*691*	*846*	*897*	*1,142*	LPPM

The markets where MMC Norilsk Nickel operates may be adversely influenced by the world market changes (high volatility of metal exchange prices, commissioning of large-scale mining and metallurgical facilities by Norilsk's competitors, and development of new highly efficient production processes. To prevent possible adverse influence of market fluctuations, the Company performs continuous monitoring and review of global markets and competitors' operations, thus being able to identify the most advantageous markets and interesting opportunities for acquiring new businesses and rich mineral deposits. Other activities include expansion of long-term direct sales, entry in new consumption areas, cost reduction and manufacture of value added products.

3.2.5. Licenses held by the Issuer

Licenses:

Number: ***44 – EV – 000116 (M)***
Date of issue: ***November 9, 2004***
Valid to: ***November 9, 2009***
Issued by: ***Norilsk Office of the Federal Service for Engineering Survey***
Licensed operations: ***Operation of explosible production facilities (hazardous facilities producing ferrous and non-ferrous melts and metal-based alloys in furnaces with feed capacity at least 100 kg)***

Number: ***EH – 70 – 000157 (M)***
Date of issue: ***August 2, 2005***
Valid to: ***August 2, 2010***

Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of hazardous chemical facilities (hazardous facilities producing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-Ф3 "On Industrial Safety of Hazardous Production Facilities")*

Number: *44 – EV – 000035 (MS)*
Date of issue: *December 20, 2002*
Valid to: *December 20, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing fuel gas; producing non-ferrous melt at plants with a charge load of at least 100 kg (powder metal, metal concentrate and silver production)*

Number: *A 013276 No. 14264*
Date of issue: *March 9, 2000*
Valid to: *March 9, 2010*
Issued by: *Ministry of the Russian Federation for Communications and Information*
Licensed operations: *Providing local and intrazonal telephone communication services*

Number: *ASS-24-031147*
Date of issue: *July 15, 2004*
Valid to: *July 15, 2009*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Carriage of more than 8 passenger by specially equipped motor vehicles*

Number: *GSS-24-029617*
Date of issue: *April 21, 2003*
Valid to: *April 21, 2008*
Issued by: *Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Districts*
Licensed operations: *Cargo carriage by motor vehicles carrying over 3.5 t including hazardous cargo*

Number: *DUD 00144 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at nickel plant*

Number: *DUD 00157 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2025*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water production at the Ambarinskoye Field*

Number: *DUD 00155 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2025*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Talnakhskoye Subsurface Water Field*

Number: *DUD 00156 VE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2025*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Subsurface water extraction at the Yergalakhskoye Field*

Number: *DUD 00147 TE*

Date of issue: *July 31, 2001*
Valid to: *July 1, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Limestone and dolomite mining at the Kalargonskoye Field*

Number: *DUD 00148 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kayerkanskoye Complex Nonmetallic Mineral Deposit*

Number: *DUD 00149 TE*
Date of issue: *July 31, 2001*
Valid to: *July 1, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Development of the Kalargonskoye Cement Limestone Deposit*

Number: *DUD 00159 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2019*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Anhydrite mining at the Gorozubovskoye Deposit*

Number: *DUD 00160 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2018*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Gypsum mining and mine waste utilization at the Tikhoozerskoye Deposit*

Number: *DUD 00153 TE*
Date of issue: *July 31, 2001*
Valid to: *January 1, 2020*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Sand recovery at the sand pit on Seredysh Island (the Yenisei)*

Number: *44 – PV - 000086 (V)*
Date of issue: *September 23, 2003*
Valid to: *September 23, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (quarry blasting; frozen soil, swamp, ice breakage, underwater blasting; hot rock mass breakage; processing of materials (cutting, welding, reinforcement, etc.) by blast energy; blasting operations for demolitions of buildings and structures and breakage of foundations and caked ore)*

Number: *44-HV-000030 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000042 (VG)*
Date of issue: *February 19, 2003*
Valid to: *February 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44-HV-00023*
Date of issue: *August 30, 2002*

Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)***

Number: *44-PV-000061 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44 – PV – 000044 (V)*
Date of issue: *February 26, 2003*
Valid to: *February 26, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (frozen soil, swamp, ice breakage, underwater blasting)***

Number: *44-PV-000059 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44-PV-000062(VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44 – PV – 000048 (VG)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (strip-mining)*

Number: *44 – PV – 000053 (VG)*
Date of issue: *March 24, 2003*
Valid to: *March 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44 – HV – 000034 (VG)*
Date of issue: *December 15, 2002*
Valid to: *December 15, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: *44 – EV – 000033 (GO)*
Date of issue: *November 29, 2002*
Valid to: **November 29, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – PV – 000049 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000022*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – PV – 000045 (VG)*
Date of issue: *February 27, 2003*
Valid to: *February 27, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (surface blasting)*

Number: *44-HV-000028 (VG)*
Date of issue: *November 1, 2002*
Valid to: *November 1, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44-PV-000060 (VG)*
Date of issue: *March 31, 2003*
Valid to: *March 31, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000024*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – EV – 000029 (GO)*
Date of issue: *November 1, 2002*
Valid to: **November 1, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *PV - 70 - 000179 (VG)*
Date of issue: *March 14, 2006*
Valid to: *March 14, 2011*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground and surface (mine blasting)*

Number: *44 – EV – 000072 (K)*

Date of issue: *May 12, 2003*
Valid to: *May 12, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000027 (G)*
Date of issue: *October 22, 2002*
Valid to: *October 22, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *00-PM-001379 (O)*
Date of issue: *July 2, 2003*
Valid to: *July 2, 2008*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Tunnel survey (spatial measurements of mines and underground structures, determination of their parameters, location and compliance with project specifications; monitoring of mine takes and their boundaries validation; mining graphic documentation keeping; recording and justification of the volume of mining operations; identification of dangerous areas and measures for the protection of mines, building, structured and nature from impact of natural resources development)*

Number: *44 – PV – 000105 (V)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Application of industrial explosives (hot rock mass breakage)*

Number: *EV-70-000181 (M)*
Date of issue: *April 11, 2006*
Valid to: *April 11, 2011*
Issued by: *Federal Technical Supervision Service Department for Technology and Environment Supervision in Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys (at plants with a charge load of at least 100 kg)*

Number: *EV –70 – 000158 (M)*
Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible production facilities (hazardous production facilities manufacturing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *DUD 00158 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2013*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the Lesnoye Lake deposit*

Number: *DUD 00143 PD*
Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of granulating basin with a pit in smelter shop No. 1 of Nadezhdinski Metallurgical Works*

Number: *DUD 00145 PD*

Date of issue: *July 31, 2001*
Valid to: *unlimited*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of underground air ducts at Medny Works*

Number: *PV-70-000135 (V)*
Date of issue: *May 19, 2005*
Valid to: *May 19, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *PV – 70 - 000180 (G)*
Date of issue: *April 11, 2006*
Valid to: *April 11, 2011*
Issued by: *Federal Technical Supervision Service Department for Technology and Environment Supervision in Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Application of industrial explosives (processing of materials (cutting, welding, reinforcement, etc.) by blast energy)*

Number: *44 – HV – 000097 (V)*
Date of issue: *February 4, 2004*
Valid to: *February 4, 2009*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives; testing of stored explosives)*

Number: *DUD 00141 TR*
Date of issue: *June 22, 2001*
Valid to: *June 30, 2011*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Geological exploration and extraction of rubble stone at the "Kazbek" Quarry deposit*

Number: *DUD 00170 TE*
Date of issue: *July 31, 2001*
Valid to: *December 31, 2010*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Basalt production at the "Zarechny" Quarry deposit*

Number: *GS-6-241-02-28-0-8401005730-000282-2*
Date of issue: *June 26, 2003*
Valid to: *June 26, 2008*
Issued by: *Gosstroy of Russia*
Licensed operations: *Engineering survey for construction of criticality rating I and II buildings and structures according to applicable state standard*

Number: *00-HV-000194*
Date of issue: *May 28, 2002*
Valid to: *May 28, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Storage of industrial explosives*

Number: *44 – EV – 000111 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Federal Environmental, Technical and Nuclear Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each*

other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)

Number: *MT 1008 No. 017970*
Date of issue: *May 1, 2003*
Valid to: *May 1, 2008*
Issued by: *Ministry of Transport of the Russian Federation*
Licensed operations: *Cargo handling at sea ports*

Number: *44 – HV – 000031 (VG)*
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *00-IV-000509 (V)*
Date of issue: *October 10, 2002*
Valid to: *October 10, 2007*
Issued by: *Gosgortechnadzor of the Russian Federation, Moscow*
Licensed operations: *Manufacture of industrial explosives (manufacture of explosives and/or constituents thereof at on-site plants of enterprises engaged in mining and/or blasting operations; manufacture of explosives by mobile mix-pump trucks)*

Number: *DUD 00055 TOIVH*
Date of issue: *March 19, 2003*
Valid to: *March 19, 2008*
Issued by: *Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Tikhoye Lake — mining water discharge*

Number: *44 – EP – 000041 (G)*
Date of issue: *February 10, 2003*
Valid to: *February 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000046 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000047 (G)*
Date of issue: *March 11, 2003*
Valid to: *March 11, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – HV – 000050 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – PV – 000051 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000052 (VG)*
Date of issue: *March 21, 2003*
Valid to: *March 21, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000055 (VG)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – PV – 000056 (G)*
Date of issue: *March 25, 2003*
Valid to: *March 25, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *DUD 00056 TRIVK*
Date of issue: *March 27, 2003*
Valid to: *March 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Waste water discharge. The Tomulakh River of the Norilo-Pyasina Hydrologic System. Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00057 TRTZK*
Date of issue: *May 27, 2003*
Valid to: *May 27, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Water intake and discharge for power unit cooling as required by water transport. The Yenisei River and boatable tributaries within the Taimyr (Dolgano-Nenets) Autonomous District*

Number: *DUD 00059 TRTBK*
Date of issue: *June 11, 2003*
Valid to: *June 11, 2008*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *As required by water transport operating transport vessels. Without exception. The Talaya, Pyasina, Dudypta, Avam, Agapa, Yangoda, Tarea Rivers, Lama, Melkoye, Pyasino Lakes.*

Number: *B 348905 No. 2181/2*
Date of issue: *October 14, 2005*
Valid to: *September 6, 2008*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations involving information constituting state secrets*

Number: *LF/07-4023.1*
Date of issue: *April 14, 2003*
Valid to: *April 14, 2008*
Issued by: *Federal Agency for Government Communications and Information under the President of the Russian Federation*
Licensed operations: *Right to perform operations connected with arrangements and/or services in state secret protection*

Number: *LF/07-3672*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Maintenance of encryption systems*

Number: *LF/07-3673*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Right to distribute encryption aids*

Number: *LF/07-3674*
Date of issue: *February 18, 2003*
Valid to: *February 18, 2008*
Issued by: *Licensing and Certification Centre of the Federal Agency for Government Communications and Information*
Licensed operations: *Date encryption services*

Number: *GS-6-241-02-26-0-8401005730-000281-2*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Utilities Complex*
Licensed operations: *Structural engineering of criticality rating I and II according to applicable state standard*

Number: *GS-6-241-02-27-0-8401005730-000280-2*
Date of issue: *May 29, 2003*
Valid to: *May 29, 2008*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Utilities Complex*
Licensed operations: *Construction of criticality rating I and II buildings and structures according to applicable state standard*

Number: *44 – EP – 000063 (G)*
Date of issue: *April 8, 2003*
Valid to: *April 8, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000064 (G)*
Date of issue: *April 8, 2003*
Valid to: *April 8, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EV – 000066 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*

Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – EP – 000067 (G)*
Date of issue: ***April 10, 2003***
Valid to: ***April 10, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: *44 – EP – 000068 (G)*
Date of issue: ***April 10, 2003***
Valid to: ***April 10, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: *44 – EV – 000073 (G)*
Date of issue: ***May 19, 2003***
Valid to: ***May 19, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – EV – 000074 (G)*
Date of issue: ***May 19, 2003***
Valid to: ***May 19, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: *44 – EV – 000078 (GK)*
Date of issue: ***July 15, 2003***
Valid to: ***July 15, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44-EV-000079 (K)*
Date of issue: ***August 12, 2003***
Valid to: ***August 12, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV –000080 (GK)*
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV – 000081 (GK)*
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***

Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000083 (GK)*
Date of issue: *August 29, 2003*
Valid to: *August 29, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – EV – 000084 (GK)*
Date of issue: *August 29, 2003*
Valid to: *August 29, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *PRB No. 009056*
Date of issue: *August 20, 2003*
Valid to: *August 20, 2008*
Issued by: *State Fishery Committee of the Russian Federation "Yeniseirybvod"*
Licensed operations: *Commercial fishery employing boats with outboard motors*

Number: *DUD 00171 TP*
Date of issue: *May 15, 2003*
Valid to: *June 1, 2007*
Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District
Licensed operations: *Geological survey of the Kamenski limestone show*

Number: *KYaK 71582 No. PG – 84 – 18/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71583 No. PG – 84 – 19/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Cargo carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *KYaK 71584 No. PG – 84 – 7/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (by the Yenisei River downstream the port of Igarka)*

Number: *KYaK 71585 No. PG – 84 – 8/1*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Krasnoyarsk Branch of the Russian Transport Inspectorate*
Licensed operations: *Passenger carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)*

Number: *RVM – 0232*
Date of issue: *May 19, 2003*
Valid to: *May 20, 2008*

Issued by: *Russian Ammunition Agency*
Licensed operations: ***Distribution of industrial explosives: explosives and relating products and primers***

Number: *44 – EV – 000087 (K)*
Date of issue: ***September 24, 2003***
Valid to: ***September 24, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV – 000088 (GK)*
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – EV – 000090 (KS)*
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion; employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *44 – DG – 000091 (S)*
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)***

Number: ***DUD 00058 TRIVK***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Waste water discharge into the Norilskaya River***

Number: ***Series A No. 130511 Registration No. 863***
Date of issue: ***December 23, 2003***
Valid to: ***December 22, 2007***
Issued by: ***Department of Basic Vocational Education, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Educational activities based on training programs attached to the license***

Number: *44 – IIV – 000099 (V)*
Date of issue: ***March 30, 2004***
Valid to: ***March 30, 2009***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***44-EV-000102 (S)***
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each***

other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)

Number: *44-EV-000103 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)*

Number: *44-EH-000104 (M)*
Date of issue: *June 28, 2004*
Valid to: *June 28, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of chemically hazardous facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law dated July 21, 1997 No. 116-ФЗ "On Industrial Safety of Hazardous Production Facilities")*

Number: *44-EH-000109 (K)*
Date of issue: *July 30, 2004*
Valid to: *July 30, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *84 M/04/0001/L*
Date of issue: *April 15, 2004*
Valid to: *April 15, 2009*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Hazardous waste handling*

Number: *Series TO No. 000025 Registration No. 16*
Date of issue: *June 2, 2004*
Valid to: *June 2, 2009*
Issued by: *Health Administration, Taimyr Autonomous District*
Licensed operations: *Providing medical services: predoctor care; sanatorium care; other works and services*

Number: *2/08558*
Date of issue: *June 24, 2004*
Valid to: *June 24, 2009*
Issued by: *Head Office of the State Fire-Fighting Service*
Licensed operations: *Installation, repair and maintenance of fire safety aids in buildings and structures (fire proofing of materials, products and structures; fire extinguisher maintenance)*

Number: *00 – DE – 002992 (K)*
Date of issue: *June 24, 2004*
Valid to: *June 24, 2009*
Issued by: *Federal Technical Supervision Service*
Licensed operations: *Performance of industrial safety surveys (examination of technical devices operated by hazardous production facilities)*

Number: *44 – EV – 000110 (K)*
Date of issue: *October 25, 2004*
Valid to: *October 25, 2009*
Issued by: *Norisk Office of the Federal Service for Engineering Survey*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44 – DG – 000112 (S)*
Date of issue: *November 9, 2004*
Valid to: *November 9, 2009*
Issued by: *Norisk Office of the Federal Service for Engineering Survey*
Licensed operations: ***Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)***

Number: *44 – EV – 000117 (K)*
Date of issue: ***November 29, 2004***
Valid to: *November 29, 2009*
Issued by: *Norisk Office of the Federal Service for Engineering Survey*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *21 – LTs*
Date of issue: ***December 10, 2004***
Valid to: ***December 10, 2009***
Issued by: ***Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Procurement, processing and marketing of non-ferrous scrap***

Number: *27 – LCh*
Date of issue: ***December 10, 2004***
Valid to: ***December 10, 2009***
Issued by: ***Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Procurement, processing and marketing of ferrous scrap***

Number: *DUD 00072 TVEZK*
Date of issue: ***September 6, 2004***
Valid to: ***September 6, 2007***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Water intake from and discharge into the Kharaelakh water storage***

Number: *DUD 00073 TVEZK*
Date of issue: ***September 8, 2004***
Valid to: ***September 8, 2009***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Waste water discharge into the Yergalakh River***

Number: *HN – 70 – 000125 (N)*
Date of issue: ***March 21, 2005***
Valid to: ***March 21, 2010***
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District***
Licensed operations: ***Storage of oil, gas and petroleum and gas products (filling and discharge of oil and petroleum products, storage operations (acceptance, pumping and withdrawal)***

Number: *G 770738 No. 210-V*
Date of issue: ***March 2, 2005***
Valid to: ***March 1, 2010***
Issued by: ***Veterinary Department, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Production of disinfectants***

Number: *84 – 01 – 000006*
Date of issue: ***January 13, 2005***
Valid to: ***January 13, 2010***
Issued by: ***Federal Agency for Supervision of Health Care and Social Development***

Licensed operations: *Providing medical services in: predoctor care; outpatient care; sanatorium therapy; other works and services*

Number: *DUD 00176 TP*
Date of issue: *January 25, 2005*
Valid to: *December 31, 2007*
Issued by: *Office of the Federal Real Estate Register in the Taimyr Autonomous District*
Licensed operations: *Mineral (limestone) exploration and appraisal within the Ust-Kamenskaya area*

Number: *B 346650 Registration No. 2181*
Date of issue: *September 6, 2005*
Valid to: *September 6, 2008*
Issued by: *Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection*
Licensed operations: *Operations involving information constituting state secret*

Number: *DUD 00079 TRTZK*
Date of issue: *March 20, 2005*
Valid to: *March 20, 2010*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Satisfaction of water transport needs – navigation of MV Medeya, MV Energetik, MV Lot (rivers of Yenisei and Dudinka)*

Number: *DUD 00085 BRDBV*
Date of issue: *June 21, 2005*
Valid to: *June 21, 2015*
Issued by: *Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Mining operations (sand recovery at sand pits of "Island of Seredysh" in the bed of the river of Yenisei)*

Number: *EV - 70 - 000168 (K)*
Date of issue: *October 27, 2005*
Valid to: *October 27, 2010*
Issued by: *Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous District*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *SIG – 00693*
Date of issue: *December 27, 2005*
Valid to: *December 27, 2010*
Issued by: *Federal Agency for Geodesy and Cartography*
Licensed operations: *Cartographic operations (creating and maintaining special-purpose geographic information systems)*

Number: *2/09125*
Date of issue: *August 06, 2004*
Valid to: *August 06, 2009*
Issued by: *Main Office of the State Fire Service*
Licensed operations: *Activities for installation, repair and maintenance of fire security facilities for buildings and constructions (installation, repair and maintenance of fire-extinguishing systems; installation, repair and maintenance of fire and security alarm systems; installation, repair and maintenance of warning and fire evacuation systems; installation, repair and maintenance of fire safety curtains and shields)*

Number: *1/05320*
Date of issue: *August 06, 2004*
Valid to: *August 06, 2009*
Issued by: *Main Office of the State Fire Service*

Licensed operations: *Activities for fire prevention and suppression (developing measures for prevention of fires; design work for fire security facilities for buildings and constructions; training officials and employees of organizations, students of educational institutions and population to use fire safety measures; giving lessons on basic knowledge of fire security programs; arranging and operating fire-fighting services; in-house control over fire security system)*

Number: *MT 1001 No. 018923*
Date of issue: *May 10, 2006*
Valid to: *May 9, 2011*
Issued by: *Federal Service for Transport Survey*
Licensed operations: *Cargo transportation by sea vessels*

Number: *GT 0030 No. 001461 (1773)*
Date of issue: *September 27, 2005*
Valid to: *September 27, 2008*
Issued by: *Federal Service for Technical and Export Control*
Licensed operations: *works and/or services in the field of state secret protection (technical means for information protection)*

Number: *GT 0030 No. 001462 (1774)*
Date of issue: *September 27, 2005*
Valid to: *September 27, 2008*
Issued by: *Federal Service for Technical and Export Control*
Licensed operations: *development of information protection systems*

Number: *KRR00318 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Ambarnaya river*

Number: *KRR00293 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Novaya Nalednaya river*

Number: *KRR00319 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Dudinka river*

Number: *KRR00294 BREVV*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Shumny creek*

Number: *KRR00317 BOEIO*
Date of issue: *November 1, 2006*
Valid to: *November 1, 2011*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *water intake at Kyllakh-Kuel lake*

Number: *PV–70-000199 (G)*
Date of issue: *December 11, 2006*
Valid to: *December 11, 2011*
Issued by: *Enissey Territorial Office of the Russian technology and environment survey (Rostechnadzor)*

Licensed operations: ***Application of industrial explosives (blast work in underground and surface mines not hazardous in terms of gas or dust presence)***

Number: ***DUD 00038 TR53 K***
Date of issue: ***June 25, 2001***
Valid to: ***December 31, 2007***
Issued by: ***Taimyr (Dolgano-Nenetsky) Office for natural resourses control and environment protection of the Russian Ministry of Natural Resources***
Licensed operations: ***timber-rafting, river-bed excavation and other water-related work required for river navigation***

Number: ***KRR 00175 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00180 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00209 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Dudinka river***

Number: ***KRR 00231 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Daldykan river***

Number: ***KRR 00243 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Talnakh river***

Number: ***KRR 00230 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Talnakh river***

Number: ***KRR 00251 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2013***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***water intake, cargo handling on the Enissey River***

Number: ***KRR 00268 BOEVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***

Licensed operations: ***waste water discharge into Schuchia river and Novaya Nalednaya river***

Number: ***KRR 00292 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Kupets river***

Number: ***KRR 00295 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00296 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00299 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waterintake and discharge, navigation on Dudinka river***

Number: ***KRR 00300 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Talnakh river***

Number: ***KRR 00301 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Dudinka river***

Number: ***KRR 00302 BOEVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Kyllakh-Kuel Lake***

Number: ***KRR 00303 BOEVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Kharayelakh river***

Number: ***KRR 00304 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00305 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***

Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Schuchia river*

Number: *KRR 00306 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Daldykan river*

Number: *KRR 00307 BOEVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Nalednaya river*

Number: *KRR 00308 BOEVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Podkamennoye Lake*

Number: *KRR 00309 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Dudinka river*

Number: *KRR 00310 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Novaya Nalednaya river*

Number: *KRR 00311 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Daldykan river*

Number: *KRR 00312 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kayerkan river*

Number: *KRR 00313 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Novaya Nalednaya river*

Number: *KRR 00314 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Talnakh river*

Number: ***KRR 00315 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Novaya Nalednaya river***

Number: ***KRR 00316 BOEVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Kyllakh-Kuel Lake***

Number: ***KRR 00331 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Kayerkan river***

Number: ***KRR 00332 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00334 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia, Kharayekakh and Kayerkan rivers***

Number: ***KRR 00335 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia river***

Number: ***KRR 00336 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Novaya Nalednaya river***

Number: ***KRR 00337 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Kharayelakh river***

Number: ***KRR 00339 BREVV***
Date of issue: ***December 28, 2006***
Valid to: ***December 28, 2009***
Issued by: ***Enissey Territorial Office of the Federal Agency of Water Recourses***
Licensed operations: ***waste water discharge into Schuchia and Novaya Nalednaya rivers***

Number: *KRR 00340 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Novaya Nalednaya river*

Number: *KRR 00341 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Novaya Nalednaya river*

Number: *KRR 00342 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Schuchia river*

Number: *KRR 00343 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Schuchia river*

Number: *KRR 00344 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Talnakha river*

Number: *KRR 00355 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Schuchia river*

Number: *KRR 00365 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kharayelakh and Talnakh rivers*

Number: *KRR 00366 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kupets and Daldykan rivers*

Number: *KRR 00367 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kharayelakh river*

Number: *KRR 00368 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Schuchia river*

Number: *KRR 00369 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kharayelakh river*

Number: *KRR 00370 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kayerkan river*

Number: *KRR 00371 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kharayelakh river*

Number: *KRR 00372 BREVV*
Date of issue: *December 28, 2006*
Valid to: *December 28, 2009*
Issued by: *Enissey Territorial Office of the Federal Agency of Water Recourses*
Licensed operations: *waste water discharge into Kupets river*

Permit type: *Water usage quota (water consumprion and use)*
Valid to: *December 31, 2006*
Granting body: *Enissey Territorial Office of the Federal Agency of Water Recourses*

Permit type: *Temporary quota for discharging pollutants into bodies of water*
Date of issue: *February 9, 2006*
Valid to: *December 31, 2006*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*

Permit type: *Waste disposal quota No.04 of 16.04.2004**
Valid to: *December 31, 2009*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*
* - 2006 quotas were revised on 05.04.2006 by Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District

Permit type: *Air pollutants discharge quota (site: Dudinka city)*
Registration number: *06*
Date of issue: *January 1, 2006*
Valid to: *December 31, 2010*
Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*

Permit type: *Air pollutants discharge quota (site: Polar Branch of MMC Norilsk Nickel)*
Registration number: *01*
Date of issue: *January 1, 2006*
Valid to: *December 31, 2007*

Granting body: *Office of the Federal Service for Engineering and Environmental Survey in the Taimyr (Dolgano-Nenets) Autonomous District*

3.2.6. Joint Ventures of the Issuer

The Issuer is not engaged in any joint ventures.

3.2.7. Additional requirements to issuers who are joint stock investment funds or insurers

To be left blank

3.2.8. Additional requirements to issuers engaged primarily in mining operations

a) Mineral resources

Mining Assets of MMC Norilsk Nickel

Deposit/Mine	Mine type	Ore(1)
Polar Division		
Oktyabrskoye ore deposit		Copper-nickel sulphide
"Oktyabrski"	Underground	High-grade, cupreous, disseminated
"Taimyrski"	Underground	High-grade, disseminated
"Komsomolski, weastern part	Underground	High-grade, cupreous, disseminated
Talnakhskoye ore deposit		Copper-nickel
"Talnakhskoye" Mine Group		
"Komsomolski"(2)	Underground	Cupreous and disseminated
"Mayak"	Underground	Disseminated
"Skalisty"	Underground	High-grade
"Norilsk 1" ore deposit		Copper-nickel sulphide
"Medvezhi Ruchei"	Open-pit	Disseminated
"Zapolyarny"	Underground	Disseminated
Kola MMC		
"Zhdanovskoye" ore deposit		Copper-nickel sulphide
"Tsentralny"	Open-pit	Disseminated
"Severny-Gluboki"(3)	Underground	Disseminated
"Zapolyarnoye" ore deposit		Copper-nickel sulphide
"Severny"	Underground	Disseminated
"Kotselvaara and Semiletka" ore deposit		Copper-nickel sulphide
"Kaula-Kotselvaara"	Underground	Disseminated

Notes:

(1) High-grade ore is high in non-ferrous and precious metal content while cupreous ore has a high copper-to-nickel ratio. Disseminated ores are characterized by lower content of all metals.

(2) The "Komsomolski" mine is mining ore at the "Talnakhskoye" ore deposit and in the western part of the Oktyabrskoye ore deposit.

(3) In 2005 "Severny-Gluboki" mine was united with Severny mine.

Seven mines of the Polar Division produce sulphide copper-nickel ores at the Oktyabrskoye, Talnakhskoye and Norilsk-1 ore deposits. Ores of different value contain nickel, copper, cobalt, platinum, palladium, gold and other components of value.
Kola MMC mines ore at the Zhdanovskoye, Zapolyarnoye, Kotselvaara and Semiletka ore deposits. At 4 mines of the Kola MMC, sulphide disseminated ores containing nickel, copper and other valuable minerals are produced.

Ore and mineral deposits as of December 31, 2004 are given as certified by the independent audit performed by Micon International Co. Ltd. The audit was carried out according to internationally accepted principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code).

In addition to the audit of non-ferrous metal reserves of the Talnakhskoye ore cluster (Taimyr Peninsula) and the Zhdanovskoye ore deposit (Kola Peninsula), an audit of non-ferrous metal reserves of the Norilsk-1 ore deposit (Taimyr Peninsula) and platinum-group metals of the Talnakhskoye ore cluster and the Norilsk-1 ore deposit was carried out during 2005. Inclusion of platinum-group metals in the audit became possible due to changes in the Russian laws. Information on platinum-group metal reserves include data on the reserves of platinum, palladium, rhodium, ruthenium, osmium and iridium.

Information on platinum-group metal content at the ore deposits developed by the Company was disclosed for the first time in history of OJSC MMC Norilsk Nickel in February 2006. The Company has carried out a serious and continuous work so that publication of information on platinum-group metal reserves becomes possible. This is an important stage in series of actions performed by MMC Norilsk Nickel aimed at ensuring transparency expected by investors, customers and the mining and metallurgical community in general, which would allow for more accurate assessment of the Company competitive ability and mineral resources base longevity.

In the course of the audit Micon International reviewed all aspects of the estimation of reserves of the mentioned ore deposits such as geological survey including the methods of geological data collection and deposit location by drilling and sampling as well as the methods of reserves estimation and classification. The auditor interviewed officers in charge of every mine and every unit involved in the audit and inspected operating mines, ancillary geological facilities and analytical laboratories. Micon also studied drilling techniques and relating equipment, the core log and sampling techniques, methods of chemical analysis and quality control applied to check the drilling sample database. Micon thoroughly inspected reserve estimation logs and techniques metal volume and content estimation and checked some of the estimates. No material differences between the results and the Company's accounts were discovered.

Ore and mineral reserves of the Talnakhski ore cluster, the Norilsk-1 and Zhdanovskoye ore deposits as of December 31, 2004[(1)]

Region/ Category	Deposit	Mine	Ore Type	Q-ty of Ore[2]	Metal Content[2]						Contained Metal[2]					
					Ni	Cu	Pd	Pt	Au	6PGM[3]	Ni	Cu	Pd	Pt	Au	6PGM[3]
				000 t	%	%	g/t	g/t	g/t	g/t	thou t	thou t	000 oz	000oz	000oz	000 oz
Taimyr Peninsula																
Proved and probable ore reserves[4]																
	Talnakh ore cluster															
	Oktyabrski		High-grade	41,091	2.54	5.10	8.54	1.91	0.43	10.68	1,045	2,094	11,283	2,524	563	14,111
			Cupreous	56,489	1.07	4.83	9.30	2.25	0.71	11.73	605	2,727	16,898	4,092	1,287	21,307
			Total	**97,580**	**1.69**	**4.94**	**8.98**	**2.11**	**0.59**	**11.29**	**1,650**	**4,821**	**28,181**	**6,616**	**1,850**	**35,418**
		Taimyrski	High-grade	79,690	2.47	2.74	4.57	0.90	0.13	5.90	1,972	2,185	11,703	2,299	322	15,101
			Cupreous	396	0.62	1.69	3.89	1.06	0.30	5.36	2	7	50	13	4	68
			Total	**80,086**	**2.46**	**2.74**	**4.56**	**0.90**	**0.13**	**5.89**	**1,974**	**2,192**	**11,753**	**2,312**	**326**	**15,169**
		Komsomolski	High-grade	2,000	3.11	2.88	7.26	1.39	0.18	9.37	62	58	467	90	12	605
			Cupreous	20,619	0.61	2.08	6.75	1.98	0.47	9.09	126	429	4,476	1,311	313	6,026
			Total	**22,619**	**0.83**	**2.15**	**6.80**	**1.93**	**0.45**	**9.12**	**188**	**487**	**4,943**	**1,401**	**325**	**6,631**
		Mayak	Dissemi	407	0.73	1.45	3.31	1.25	0.33	4.80	3	6	43	16	4	61

	nated													
Skalisty	High-grade	37,570	3.03	2.72	5.52	1.07	0.14	7.28	1,137	1,023	6,673	1,288	172	8,808
Total	**High-grade**	**160,351**	**2.63**	**3.34**	**5.84**	**1.20**	**0.21**	**7.48**	**4,216**	**5,360**	**30,126**	**6,201**	**1,069**	**38,625**
Total	**Cupreous**	**77,504**	**0.95**	**4.08**	**8.60**	**2.17**	**0.64**	**11.00**	**733**	**3,163**	**21,424**	**5,416**	**1,604**	**27,401**
Total	**Disseminated**	**407**	**0.73**	**1.45**	**3.31**	**1.25**	**0.33**	**4.80**	**3**	**6**	**43**	**16**	**4**	**61**
Total - all types of ore		**238,262**	**2.08**	**3.58**	**6.74**	**1.52**	**0.35**	**8.63**	**4,952**	**8,529**	**51,593**	**11,633**	**2,677**	**66,087**
Norilsk-1 ore deposit														
Medvezhiy Ruchei	Disseminated	17,330	0.32	0.43	4.38	1.80	0.19	6.44	56	75	2,439	1,001	105	3,579
Zapolyarny	Disseminated	62,753	0.30	0.43	4.04	1.66	0.18	6.00	191	269	8,151	3,359	362	12,125
Total - all types of ore		**80,083**	**0.31**	**0.43**	**4.11**	**1.69**	**0.18**	**6.08**	**247**	**344**	**10,590**	**4,360**	**467**	**15,704**
Total proved and probable reserves [4]		**318,345**	**1.63**	**2.79**	**6.08**	**1.56**	**0.31**	**7.98**	**5,199**	**8,873**	**62,183**	**15,993**	**3,144**	**81,791**
Measured and indicated mineral resources														
	High-grade	21,391	4.22	6.00	13.52	2.72	0.49	16.65	903	1,282	9,302	1,874	389	11,467
	Cupreous	314	0.35	3.09	3.58	1.57	0.00	5.71	1	10	36	16	7	58
	Disseminated	1,397,087	0.52	1.03	2.93	0.85	0.19	3.96	7,235	14,458	131,460	38,302	8,515	177,713
Total measured and indicated mineral resources		**1,418,792**	**0.57**	**1.11**	**3.07**	**0.88**	**0.19**	**4.13**	**8,139**	**15,750**	**140,798**	**40,192**	**8,911**	**189,238**
Kola Peninsula														
Zhdanovskoye ore deposit[5]														
Total proved and probable reserves [4]		**160,337**	**0.67**	**0.31**					**1,068**	**494**				

Notes:

(1) *The Talnakh ore cluster and the Norilsk-1 ore deposit on the Taimyr Peninsula and the Zhdanovskoye ore deposit on the Kola Peninsula were classified according to the principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code) developed by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC). The competent specialist responsible for the classification: Stanley C. Bartlett, PGeo, Managing Director of Micon International Co Limited. The reserves data is derived from the current 2-3 year mining plan and the basic mining concept scenario to the expiry of the mines' depletion period determined based on the cost-effective extracted ore reserves relating to the Russian A, B and C1 grades as of the end of the calendar year. The audit did not take into account ore and mineral resources of "Zapolyarnoye", "Semiletka" and "Kaula-Kotselvaara" deposits on the Kola Peninsula.*

(2) *The figures in the "Total" lines may differ from the sum of components due to rounding. Individual figures in some cases may slightly differ from those previously disclosed.*

(3) *6PGM means platinum, palladium, rhodium, ruthenium, osmium and iridium. Pd and Pt data are included into 6PGM*

(4) *No proved and probable ore reserves are included in mineral resources.*

(5) *Includes ore reserves and mineral resources of "Severny-Gluboki" underground mine and "Tsentralny" open-pit ore mine.*

Current reserves of the licensed deposits of OJSC "Norilskgasprom" (categories A+B+C) as of the end of the reporting period are as follows:

Messoyakhskoye gas field	*gas*	*bln cu m*	*7.471*
Yuzhno-Soleninskoye gas condensate field	*gas*	*bln cu m*	*18.465*
	condensate	*thou t*	*417*
Severo-Soleninskoye gas condensate field	*gas*	*bln cu m*	*56.953*
	condensate	*thou t*	*994*

Hydrocarbon extraction by field within the reporting period

In the first quater of 2007 804.6 mln cu m of natural gas and 1460 t of gas condensate were extracted. Gas output by gas fields:

Messoyakhskoye gas field	*gas*	*mln cu m*	*16.244*
Yuzhno-Soleninskoye gas condensate field	*gas*	*mln cu m*	*55.737*
	condensate	*t*	*341*
Severo-Soleninskoye gas condensate field	*gas*	*mln cu m*	*732.57*
	condensate	*t*	*1119*

OJSC "Taimyrgas"

Pelyatkinskoye gas condensate field (at October 1, 2007)

Free gas	*mln cu m*	*240,294*	*Grade C1*
	mln cu m	*14,726*	*Grade C2*
Condensate (reserves)	*thou t*	*11,199*	*Grade C1*
	thou t	*1,049*	*Grade C2*
Condensate (recoverable reserves)	*thou t*	*8,746*	*Grade C1*
	thou t	*806*	*Grade C2*

Hydrocarbon extraction

1Q2007 output: 271 mln cu m of natural gas and 12 thou t of gas condensate.

Licenses for the use of underground natural resources held by the Issuer, its subsidiaries and affiliates:

OJSC MMC Norilsk Nickel

Number: ***PTZ 11381 BP***

Date of issue: ***January 21, 2003***

Valid to: ***December 31, 2007***

Licensed operations: ***Exploration and evaluation of platinum metal and gold deposits within the Loukhskaya Area.***

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources dated December 30, 2002 No. 518-p "On the granting of right to use underground natural resources for the purpose of geological research (exploration and evaluation) of PGM- and gold-bearing minerals at the Loukhskaya Area".*

Mineral deposit description. *The licensed site is situated in the eastern part of the Loukhski District, Republic of Karelia and has a mine claim status with a 300 m depth limit. The site area is 1,443 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.*

The Issuer's commitments:

1. *Geological prospecting project shall be prepared and approved by July 1, 2003.* Executed.
2. *Geological prospecting shall be started by September 1, 2003.* Executed.
3. *The commercial precious metal manifestation shall be located by December 30, 2004.* Executed.
4. *Evaluation of discovered deposits shall be completed by December 30, 2006.*
5. *The final report with calculation of C_2 grade reserves and P_1 grade resources shall be presented for state appraisal by September 30, 2007.*

Geological exploration: *Office processing of geological and geodetic data.*

Recurring payments *for the use of natural resources are charged according to applicable tax law and law on mineral resources.*

Number: *MUR 13775 BP*

Date of issue: *October 4, 2006*

Valid to: *September 30, 2011*

Licensed operations: *Exploration and evaluation of platinum, gold, copper, nickel and associated mineral deposits within the South-Kovdorskoy Area.*

Grounds for issue: *Resolution of the Commission that regulates bidding for underground natural recourses in Murmansk Area (protocol of 06.07.2007 No. 4-MUR/82-2006).*

Mineral deposit description. *The licensed area is located in the south-west part of the Murmansk region: territory of the Kovdorsky district with settlements Alakurtti, Zarechensk and the town of Kandalaksha. The status of this licensed are is "geological allotment with no depth limitation". Its surface area is 2,760 sq.km.*

The Issuer's committments:

1. *Geological prospecting project shall be prepared and approved by 30.06.2007.*
2. *Geological exploration shall be startednot later than 30.07.2007..*
3. *Prospecting shall be completed before 30.12.2009.*
4. *Evaluation of discovered deposits shall be completed before 30.08.2011.*

Geological exploration: *Exploration program development.*

Recurring payments: *2006 – 90 RUB/1sq.km; 2007-2011 – 160 RUB/1sq.km.*

Number: *DUD 11809 BP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Norilsk ore field for the presence of PGMs.*

Grounds for issue: *Resolution by Russian Ministry of Natural Resources No. 391-p of September 2, 2003 "On granting the right to use underground natural reserves for the purpose of geological study (exploration and evaluation) of platinum minerals in the territory of Norilsk ore field".*

Site description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District close to Norilsk, in a differentiated intrusion zone of the mountain of Chernaya, Norilsk-2 and the mountain of Zub-Marksheiderskaya similar to the Norilsk-1 intrusives where a deposit of low-sulfide platinum ore was discovered. The site area is 184 sq km.***

The Issuer's committments:

1. ***Approval of the operation plan – by December 30, 2003.*** Executed.
2. ***Beginning of field survey by June 30, 2004.*** Executed. Field survey actually began in 2003.
3. ***Completion of the first stage (exploration) — by December 30, 2006.*** Executed. The report is ready.
4. ***Completion of the second stage (manifestation and field evaluation) — by December 30, 2007.***
5. ***Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.***

Geological exploration: ***Report preparation and delivery to Taimyrnedra.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***DUD 11810 TP***

Date of issue: ***October 16, 2003***

Valid to: ***September 1, 2008***

Licensed operations: ***Geological exploration of the Koevskaya area for sulphide copper-nickel ore.***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 390-p of September 2, 2003 "On granting the right to use underground natural resources for the purpose of geological study (exploration) of copper-nickel sulphide ores at the Koyevskaya area of the Taimyr(Dolgano-Nenets) Autonomous District".***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 30 km to the north-west of Norilsk, on the western bank of Pyasino Lake where holes drilled for the purpose of geological survey revealed Norilsk-type intrusions with vein-disseminated sulfide copper-nickel manifestation. The site area is 270 sq km.***

The Issuer's committments:

1. ***Approval of the operation plan by December 30, 2003.*** Executed.
2. ***Beginning of field survey by June 30, 2004.*** Field survey began in 2003.
3. ***Completion of the exploration stage — by December 30, 2006.*** Executed. The report is ready.
4. ***Completion of the evaluation stage — by December 30, 2007.***
5. ***Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.***

Geological exploration: ***Report preparation and delivery to Taimyrnedra. Land reclamation.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***DUD 11811 TP***

Date of issue: ***October 16, 2003***

Valid to: ***September 1, 2008***

Licensed operations: ***Geological exploration of the Mikchangdinskaya area for sulfide copper-nickel ores (Taimyr Autonomous District).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 392-r of September 2, 2003 "On granting the right to use underground natural resources for the purpose of geological study (exploration) of copper-nickel sulphide ores at the Mikchangdinskaya area of the Taimyr (Dolgano-Nenets) Autonomous District".***

Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous District 80 km to the north-east of Norilsk, in the Mikchangda River basin where holes drilled for the purpose of geological survey revealed shallow injected intrusive bodies accompanied by the aureole of metasomatic formations with copper-nickel manifestation. The site area is 2,515.7 sq km.***

The Issuer's committments:

1. ***Approval of the operation plan by December 30, 2003.*** The plan was approved.
2. ***Beginning of field survey by June 30, 2004.*** Field survey began in 2003.
3. ***Completion of the exploration stage — by December 30, 2006.*** Executed.
4. ***Completion of the evaluation stage — by December 30, 2007.***
5. ***Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.***

Geological exploration: ***Office processing of geological and geophisical data.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***DUD 13732 TP***

Date of issue: ***August 22, 2006***

Valid to: ***August 1, 2011***

Licensed operations: ***Geological exploration and assessment of platinum-copper-nickel ore deposits in the Maslovsky area of the Taimyr Autonomous District***

Grounds for issue: ***Resolution of the Bidding Commission for Taimyr (Dolgano-Nentsky) Autonomous District of 05.05.2006 No. 1-DUD/74-2006)***

Deposit area description: ***The licensed site is situated in the Dudinski District of the Taimyr Autonomous District, 12 km SSW from Norilsk. It has a status of geological claim with indefinite depth. The site's surface area is 24 sq km.***

The Issuer's committments:

1. ***Preparation and approval of geological study plan by 31.07.2007.*** Executed. The plan was approved.
2. ***Beginning of exploration not later than 30.11.2007.*** Executed.
3. ***Completion of the exploration stage — by 31.11.2009.***
4. ***Completion of the assessment stage — by 31.11.2011.***

Geological exploration: ***Drilling.***

Recurring payments: ***per sq. km: 90 roubles in 2006, 250 roubles in 2007-2011.***

Number: ***DUD 13807 TP***

Date of issue: ***October 26, 2006***

Valid to: ***September 1, 2011***

Licensed operation: ***Geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Verkhne-Turumakitsky area.***

Grounds for issue: ***Resolution of the Bidding Commission for Taimyr (Dolgano-Nentsky) Autonomous District of 27.07.2006 No. 2-DUD/97-2006)***

Site description: ***The licensed site is located in the Dudinski District of the Taimyr (Dolgano-Nenets) Autonomous District, 110 km from Norilsk. The site status is that of geological allotment without any limitations as for the depth of exploration. The site surface area is 568 sq km.***

The Issuer's committments:

1. ***Preparation and agreeing of the geological study plan – not later than 01.09.2007..***

2. *Beginning of exploration not later than 01.12.2007.*

3. *Completion of the exploration stage — by 30.12.2009*

4. *Completion of the evaluation stage — by 01.08.2011.*

Geological exploration: *Exploration program development.*

Recurring payments: *The rate of recurring payments is as follows: 2006 – RUB 50/sq.km; 2007-2011 – RUB 110/sq.km.*

Number: *DUD 13808 TP*

Date of issue: *26.10.2006*

Valid to: *01.09.2011*

Licensed operation: *Geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Vetkinskaya area.*

Grounds for issue: *Resolution of the Bidding Commission for Taimyr (Dolgano-Nentsky) Autonomous District of 27.07.2006 No. 2-DUD/97-2006)*

Site description: *The licensed site is located in the Dudinski District of the Taimyr (Dolgano-Nenets) Autonomous District, 75 km from Norilsk, at the west flank of the Norilsk Plateau. The site status is that of geological allotment without any limitations as for the depth of exploration. The site surface area is 264 sq km.*

The Issuer's committments:

1. *Preparation and agreeing of the geological study plan – by not later than 01.09.2007.*

2. *Beginning of exploration not later than 01.12.2007*

3. *Completion of the exploration stage — by 30.12.2009*

4. *Completion of the evaluation stage — by 01.08.2011*

Geological exploration: *Exploration program development.*

Recurring payments: *The rate of recurring payments is as follows: 2006 – RUB 50/sq.km; 2007-2011 – RUB 114/sq.km.*

Number: *DUD 13815 TP*

Date of issue: *01.11.2006*

Valid to: *20.10.2011*

Licensed operation: *Geological study (exploration and evaluation) of copper, nickel and associated mineral deposits at the Kureisko-Gorbiachinsky area.*

Grounds for issue: *Resolution of the Bidding Commission for Taimyr (Dolgano-Nentsky) Autonomous District of 27.07.2006 No. 2-DUD/97-2006)*

Site description: *The licensed site is located in the south part of the Taimyr (Dolgano-Nenets) Autonomous District, 210 km to the south of Norilsk. This is the north of the Krasnoyarsk territory, 20 km to the north of Svetlogorsk.The site status is that of geological allotment without any limitations as for the depth of exploration. The site surface area is 3000 sq km.*

The Issuer's committments:

1. *Preparation and agreeing of the geological study plan – by 20.10.2007.*

2. *Beginning of exploration not later than 20.12.2007*

3. *Completion of the exploration stage — by 30.06.2010.*

4. *Completion of the evaluation stage — by 20.09.2011*

Geological exploration: *Exploration program development.*

Recurring payments: *The rate of recurring payments is as follows: 2006 – RUB 90/sq.km; 2007-2011 – RUB 153.9/sq.km.*

Number: *DUD 00146 TE*

Date of issue: *July 31, 2001*

Valid to: *December 31, 2018*

Licensed operations: *Non-ferrous and precious metal extraction from tailing dump No. 1 of the Norilsk Concentrating Mill*

Grounds for issue: *Decision of the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *The site is an integrated technogenic deposit formed by final tailings of sulfide copper-nickel ore concentration. The tailing dump represents a ravine-type structure which accumulated final tailings of the Norilsk Concentration Mill during the period of 1946 to 1986. The bulk of the tailings consists of crushed enclosing rock including mineral and free-form useful components such as nickel, copper, cobalt, platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver.*

Tailings extraction in 2006: *2,164,509 kt.*

The Issuer's committments: *To comply with applicable standards, environment protection regulations; safety standards and regulations; to provide for geotechnical and survey supervision.*

Recurrent payments: *Mining tax as provided for by the legislation in force.*

Number: *DUD 00150 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2016*

Licensed operations: *Ore mining at Oktyabrskoye copper-nickel ore deposit*

Grounds for issue: *Decision of the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".*

Site description: *Mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Oktyabrski" mine (rich and cupreous ore); "Taimyrski" mine (rich ore); "Komsomolski" mine("Zapad" shaft cupreous ore). The State Reserves Balance (Minutes No. 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.*

Possibility of and reasons for license renewal: *Subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.*

Ore output *depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.*

2006 output *of sulfide copper-nickel ore was 8,961.2 kt.*

The Issuer's committments: *To limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.*

Recurring payments. *Mining tax as provided for by the legislation in force.*

Number: *DUD 00151 TE*

Date of issue: *July 31, 2001*

Valid to: *January 1, 2016*

Licensed operations: ***Ore mining at Talnakhskoye copper-nickel deposit***

Grounds for issue: ***Decision of the Governor of the Taimyr Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".***

Site description: ***Mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Komsomolski" mine (cupreous ore) and "Mayak" mine (disseminated ore). The State Reserves Balance (Minutes Nos. 4163, 4947, 7542 of the USSR State Reserves Committee) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

2006 output: ***of sulfide copper-nickel ore was 2,276.8 kt***

Possibility of and reasons for license renewal: ***Subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Talnakhski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.***

The Issuer's committments: ***To limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting.*** The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.

Recurring payments. ***Mining tax as provided for by the legislation in force.***

Number: ***DUD 00152 TE***

Date of issue: ***July 31, 2001***

Valid to: ***January 1, 2019***

Licensed operations: ***Ore mining at Norilsk-1 copper-nickel deposit***

Grounds for issue: ***Decision of the Governor of the Taimyr (Dolgano-Nenets) Autonomous District and the authorized representative of the Russian Ministry of Natural Resources "On the renewal of licenses for the use of underground natural resources of the Taimyr (Dolgano-Nenets) Autonomous District".***

Site description: ***mineral resources consist of disseminated sulfide copper-nickel ore containing precious metals extracted by the underground mining method at "Zapolyarny" mine and "Medvezhi Ruchei" pit. The State Reserves Balance records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, gold, selenium, tellurium. Osmium, iridium, ruthenium, gold, silver are also mined. The ore forms a large bottom sheetlike U-shaped deposit with thickness from 5 to 15 m at boundaries to 100 m in the thickest part.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

2006 output: ***of sulfide copper-nickel ore was 2,889.1 kt***

The Issuer's committments: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting. The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.***

Recurring payments: ***Mining tax under the legislation currently in force.***

<u>OJSC Kola MMC</u>

Number: ***MUR 11985 BP***

Date of issue: ***December 4, 2003***

Valid to: ***November 1, 2008***

Licensed operations: ***Geological exploration of the Monchegorski ore zone for platinum metals (Murmansk Region).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 492-p of November 5, 2003 "On granting the right to use underground natural resources for the purpose of geological study of PGM-bearing minerals at the Monchegorsky ore field of the Murmansk area".***

Deposit area description: ***The licensed site has a mine claim status and is situated to the south of Monchegorsk. The site area is 39 sq km. In 1999-2000 OJSC "Kola Mining and Metallurgical Company" performed PMG exploration of the area including the licensed site under License No. MUR 00460 TP (registration date — September 29, 1999, expiry date — March 30, 2003). Within the area a range of geophysical and drilling operations relating to the geological exploration stage and floatation testing of small laboratory samples were performed resulting in the discovery of a number of sites with low-sulfide platinum manifestation. At present improvement of processing flowsheets is continued. The State Reserves Balance records for the site off-balance copper-nickel ore reserves and inferred PMG reserves of several ore manifestations.***

The Issuer's committments:

1. ***Preparation and approval of the operation plan -- by April 30, 2004.*** Executed.

2. ***Beginning of field survey -- by June 30, 2004.*** Executed.

3 ***Completion of the exploration stage -- by December 30, 2006.*** Executed.

4. ***Completion of the evaluation stage — by September 30, 2008.***

5. ***Presentation of the final report on calculated reserves and expected resources — by October 30, 2008.***

Geological exploration: ***Bore hole drilling. Chemical laboratory analyses. Office processing of obtained data.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***MUR 11986 BP***

Date of issue: ***December 4, 2003***

Valid to: *November 1, 2008*

Licensed operations: ***Geological exploration of the " Generalskaya Mountain " site for copper-nickel ore and platinoids (Murmansk area).***

Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 491-p of November 5, 2003 "On granting the right to use underground natural resources for the purpose of geological study of Cu-Ni ores and PGM-bearing minerals at the "Generalskaya Mountain " site of the Murmansk area".***

Site description: ***The licensed site has a mine claim status and is situated in the Pechengski District of the Murmansk Region near the town of Zapolayrny. The site area is 10.4 sq km. Before 2002 exploration there was performed by Murmansk Surveying Company of SZGTU and Pechenga Integrated Surveying Company funded by the Government. The 2002 exploration was funded and performed by Pechenga Integrated Surveying Company and OJSC Kola MMC and included magnetic prospecting, IP-MG electrical prospecting, transient electromagnetic exploration, field exploration, mining operations, drilling of holes 50 m to 1,700 m deep. The exploration showed that the mountain of Generalskaya is of a fundamentally laminated type and includes 3 to 7 horizons with 0.5 m to 10 m low-sulfide platinum manifestation traced to the depth of 1,500 m. Additionally, PMs manifestation was also discovered in cross-cutting bodies represented by vein-disseminated copper manifestation presumably of the stockwork type. AO "Institute Gipronickel" tested 5 laboratory samples of the ore to determine its processing properties. Within the site undiscovered P_1 platinoid, nickel and copper resources are recorded.***

The Issuer's committments:

1. Preparation and approval of the operation plan by June 30, 2004. Executed.

2. Beginning of field survey by June 30, 2004. Executed.

3. Completion of the exploration stage by December 30, 2006.

4. Completion of the evaluation stage — by August 30, 2008.

5. Presentation of the final report on calculated reserves and expected resources — by September 30, 2008. Report preparation.

Geological exploration: ***Report preparation.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: *MUR 13431 TP*

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of copper-nickel ore deposits in the Yuzhno-Monchegorski area in the Murmansk Region.***

Grounds for issue: ***Resolution of the Bidding Commission for Murmansk area of 23.09.2005 No.1-MUR/14-2005)***

Site description. ***The licensed site is situated within the municipal formation "the town of Monchegorsk with subordinate area" in Murmansk region, 60-10 km to the south of Monchegorsk. The licensed site has a mine claim status. The site area is 257.2 sq km. The main factor determining the site exploitability is availability in its limits of large layered intrusions of ultrabasic-basic formations: the Monchetundrovki massif, the massif of lake of Ostrovski, the Umbarechenski complex massifs which are associated with copper-nickel, vanadium-containing titanomagnetite and chromite ore manifestations.***

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006.

2. Beginning of geological survey -- by September 1, 2006. Executed.

3. Completion of the exploration stage and report preparation by June 1, 2009.

4.Completion of the evaluation stage and presentation of the report by November 1, 2010.

Geological exploration: ***No exploration operation were conducted***

Recurring payments: ***Recurring payments shall be made according to the following rates: 2005 – 50 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq m; 2009-2010 – 150 RUB per 1 sq km.***

Number: *MUR 13432 TP*

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of copper-nickel ores and PGM mineral deposits at the Solozerski site of the Murmansk area.***

Grounds for issue: ***Resolution of the Bidding Commission for Murmansk area of 23.09.2005 No.1-MUR/14-2005)***

Site description. ***The licensed site is situated inside the "Kolski District" municipal formation of the Murmansk Region, near the township of Verkhnetulomski, 60 km to the north-east of the town of Cola. The site has a mine claim status. The site area is 215 sq km. In the site area, massifs of basic-ultrabasic rocks have been discovered which relate to the Allarechenski, Monchegorski, Karikyavrski, Lovnoozerski and Kambaldinski (Komatiitov) ore-bearing formations. Some of them bear established copper-nickel, chromite and platinometal ore grade mineralization. The most explored area is a laminated massif in the vicinity of Lake of Solozero. The massif was explored by test hole drilling (50-180 m), has a dimension of 0.5x1.5 km in plan, is divided by fractures into three blocks, contains a scarce sulphide impregnation.***

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006.

2. Beginning of geological survey -- by September 1, 2006. Executed.

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration: ***Office processing of geological and geophisical data.***

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 100 RUB per 1 sq km; 2009-2010 – 150 RUB per 1 sq km.***

Number: ***MUR 13433 BP***

Date of issue: ***December 28, 2005***

Valid to: ***November 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of hardrock gold deposits at the Solenoozerski site of the Murmansk area.***

Grounds for issue: ***Resolution of the Bidding Commission for Murmansk area of 23.09.2005 No.1-MUR/14-2005)***

Site description. ***The licensed site is situated inside the "town of Kirovsk with subordinate area", "Lovozerski District" and "Terski District" municipal formations of the Murmansk Region and extends to the south-west of Mount of Kirovskaya for more than 90 km. The site has a mine claim status. The site area is 706 sq km. In geologic and tectonic terms, the site relates to the Western and Central Block of the Imandra-Varzugski structural and tectonic zone created by the early Proterozoic volcanogenic-sedimentary complex. The area is considered to be exploitable for search of gold due to development in this area of black-shale formations which are attributed to the most gold-bearing rocks. Within this area, direct prospecting indicators of gold mineralization have been registered – gold-sulphide, gold-quartz-sulphide, gold-antimonic-arsenic manifestations in sulphide-carbon shales.***

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey -- by September 1, 2006. Executed

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration: ***Office processing of geological and geophysical data.***

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2007 – 160 RUB per 1 sq km; 2008-2009 – 200 RUB per 1 sq km; 2010 – 270 RUB per 1 sq km.***

Number: ***MUR 13436 BP***

Date of issue: ***December 28, 2005***

Valid to: ***December 1, 2010***

Licensed operations: ***Geological exploration – search and evaluation of platinum-group metals and gold in the Shouninski zone.***

Grounds for issue: ***Resolution of the Bidding Commission for Murmansk area of 23.09.2005 No.1-MUR/14-2005)***

Site description. ***The licensed site is situated inside the Pechenega District of the Murmansk Region at a distance of 6 - 15 km to the south-west of the district center – the township of Nickel and 9-10 km to the east of the state boundary with Norway. The site has a mine claim status. The exploration site area is 53 sq km. Within the Pechenega structural zone, by operations previously carried out in 1970-1994, increased content of platinum-group metals was discovered. In this area, during geochemical explorations a contrasting aninomaly extending up to 13 km at a width of 1.5 - 3.5 km was discovered, which was associated with effusive-sedimentary formations of the Pechenega structure western side.***

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey -- by September 1, 2006. Executed

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration. P*rocessing of geological and geodetic data. Report preparation.*

Recurring payments. ***Recurring payments shall be made according to the following rates: 2005 – 90 RUB per 1 sq km; 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.***

Number: *MUR 13537 BP*

Date of issue: *March 20, 2006.*

Valid to: *December 1, 2010.*

Licensed operations: ***Geological exploration – search and evaluation of platinum, nickel and copper deposits in the North-Monchegorski zone.***

Grounds for issue: ***Resolution of the Bidding Commission for Murmansk area of 23.09.2005 No.1-MUR/14-2005).***

Deposit area description. ***The licensed site is situated inside the Monchegorski, Kola and Olenegorski areas of the Murmansk Region. The site has a mine claim status. The exploration site area is 979 sq km. The site is located in the Monchegorski ore district with industrially significant manifestations of copper-nickel ores with low-sulfide platinum mineralization.***

The Issuer's commitments:

1. Preparation and approval of the exploration and evaluation project -- by July 1, 2006. Executed

2. Beginning of geological survey -- by September 1, 2006. Executed

3. Completion of the exploration stage -- by May 1, 2009.

4. Completion of the evaluation stage and presentation of the report -- by October 1, 2010.

Geological exploration. ***Drilling.***

Recurring payments. ***Recurring payments shall be made according to the following rates: 2006-2008 – 180 RUB per 1 sq km; 2009-2010 – 270 RUB per 1 sq km.***

Number: *MUR 00421 TE*

Date of issue: *December 30, 1998*

Valid to: *November 30, 2013*

Licensed operations: ***Sulfide copper-nickel ore mining at the Zhdanovskoye deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.***

Grounds for issue: ***Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses).***

Deposit area description: ***The Zhdanovskoye deposit was discovered in 1947 and has been developed since 1959. Open-pit mining is expected to the minus 99 level after which it will be replaced by underground mining. The available reserves were approved by the USSR State Reserves Committee in 1952, 1955 and 1962. Additional exploration revealed new deposits — Bystrinskoye (1983), Tundrovoye (1986) being a geological extension of the Zhdanovskoye deposit. In 1990 a general reestimation of reserves was performed approved by Minutes No. 63 of the State Reserves Committee of the Russian Ministry of Ecology dated June 26, 1992 resulting in a 1.8 times increase of total reserves. Nickel, copper, cobalt, sulfur, platinum, palladium, rhodium, gold, silver, selenium and tellurium reserves were approved. Ore was extracted in four open pits: Tsentralny, Zapadny, Vostochny and Yuzhny. Ore reserves down to the levels – 159 and – 144 m are fully mined. Zapadny open pit will be closed in 2007 and Yuzhny open pit – in 2009. Since 2004 mining operations have been transferred to underground section of Zhdanovsky deposit. Ore output at Severny Mine shall be increased to 6 Mtpa.***

Ore output: ***depends on the level of demand and designed capacity of the mines.***

2006 output: *sulfide copper-nickel ore — 5,270.3 kt (here and after means dry weight), including 4,161.9 kt from open pit and 1,108.4 kt from underground Severny mine. In addition, 896.1 kt of low grade ore from old stockpiles have been processed.*

The Issuer's committments: ***To apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.***

Recurring payments: ***Mining tax as provided by the legislation in force.***

Number: ***MUR 00422 TE***

Date of issue: ***December 30, 1998***

Valid to: ***December 31, 2018***

Licensed operations: ***Sulfide copper-nickel ore mining at the Kaula, Kotselvaara-Kammikivi, Semiletka deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.***

Grounds for issue: ***Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)***

Deposit area description: ***The Kaula, Kotselvaara-Kammikivi, Semiletka deposits are situated in the Pechenga District of the Murmansk Region near the township of Nickel forming a single ore field. All deposits are developed through underground mining by "Kaula-Kotselvaara" mine, open pit deposits has long been depleted. Mining operations were started: at Kaula in 1945, at Kotselvaara-Kammikivi in 1951, at Semiletka in 1966. The reserves of the Semiletka and Kotselvaara-Kammikivi deposits were approved in 1966.***

Ore output: ***depends on the level of demand and designed capacity of the mines.***

2006 output: ***sulfide copper-nickel ore — 823.0 kt.***

The Issuer's committments: ***Produce sulfide copper-nickel ores in accordance with the following basic conditions: develop the ore deposit according to the approved plan agreed with the State Environmental Expertise Committee and the State Expertise for Industrial Safety with annual mine capacity of 600 thousand tons of ore, prepare and approve the plan of liquidation (conservation) of the mining enterprise in the prescribed manner not later than 6 months prior to expected term of completing development of the ore deposit; carry out an advance geological survey of the natural resources; comply with applicable environmental standards and regulations, safety standards and regulations; protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; provide for disturbed land rehabilitation; take measures prescribed by law and applicable regulatory documents in the field of industrial safety and labor protection, in the field of environmental and resources protection as well as for participating in socio-economic development of the Pechenega area and the Murmansk Region.***

Recurring payments: ***Mining tax as provided for by the legislation in force.***

Number: ***MUR 00423 TE***

Date of issue: ***December 30, 1998***

Valid to: *November 30, 2013*

Licensed operations: ***Sulfide copper-nickel ore mining at the Polar deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.***

Grounds for issue: ***Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)***

Deposit area description: ***The deposit is situated in close vicinity to the town of Zapolyarny in underlaying phyllites of the Zhdanovskoye deposit sheet. Discovered in 1966. Reserves were twice approved by the USSR State Reserves Committee — in 1974 and 1982. Developed since 1975 through underground mining by the "Severny" mine. The copper-nickel deposits of Zhdanovskoye, Zapolyarnoye, Tundrovoye, Bystrinskoye, Verkhnee and Sputnik are a part of the East ore knot of the Pechenga ore field and have a common underground mining mode (to the level of minus 920 m) within a common mine take including also open-cut***

mines of the Zhdanovskoye deposit. The last update of the deposit opening and mining project was approved on December 6, 2001.

Ore output: *depends on the level of demand and designed capacity of the mines.*

2006 output: *sulfide copper-nickel ore — 644.5 kt.*

The Issuer's committments: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments: *Mining tax as provided by the legislation in force.*

Number: *MUR 00424 TE*

Date of issue: *December 30, 1998*

Valid to: *September 30, 2016*

Licensed operations: *Sulfide copper-nickel ore mining at the Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *Resolution No.78/90-p of 24.12.1998 passed by Murmansk Area Administration and the Committee for Natural Resources of the Murmansk Region (on the renewal of licenses)*

Deposit area description: *The deposits of Tundrovoye, Bystrinskoye, Verkhnee, Sputnik, Zhdanovskoye and Zapolyarnoye are a part of the East ore cluster of the Pechenga ore field consisting of several groups of superimposed ore bodies while the Tundrovoye and Bystrinskoye deposits are a direct extension (i.e. deep levelsand flanks) of the Zhdanovskoye deposit. The Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits have been subject to detailed exploration and approval of their in-place reserves. The project of deposit opening and mining to the level of – 440 m was approved on September 24, 1993 and updated on December 6, 2001. A part of Tundrovoye deposit is included in the project of Severny mine development to the depth of 440 m and ore output increase to 6 Mtpa.*

The mining plan envisages a gradual transfer to these deposit along with the depletion of ore reserves under the first phase of Zhdanovskoye mining to –440 m level. The production at the Tundrovoye deposit will commence in 2009.

Also in 2006, in compliance with GKZ's recommendations, a pre-feasibility study of the whole group of these deposits (including all categories of ore reserves) was started. Its completion is expected in 2007.

Ore output: *depends on the level of demand and designed capacity of the mines.*

2006 output: *No ore was produced in 2006.*

The Issuer's committments: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments: *Mining tax as provided for by the legislation in force.*

Number: *MUR 00522 TE*

Date of issue: *January 26, 2001*

Valid to: *December 31, 2009*

Licensed operations: *Additional geological survey and chromite ore mining at the Sopcheozerskoye ore deposit.*

Grounds for issue: *Resolution of the Murmansk Region Administration No. 146-p/45 of December 9/20, 2000 on conversion of License No. MUR 00383 TE.*

Deposit area description: *The Sopcheozerskoye ore deposit is situated 9 km to the south-west of the town of Monchegorsk, its total area being 5 sq km and depth limitation minus 500 m from the surface. The site should be considered excluding the Sopchyavr lakescape and the water protection area around the lake and along inflowing streams. The deposit was investigated in 1995-1996 at the explorations stage by magnetic and gravimetric prospecting, drilling of holes 70 to 490 m deep and laboratory testing of processing properties. During the period of 1997 to 2000 the deposit was subject to prospect evaluation survey which showed that the blanket ore body extended under morainic deposits 20 to 40 m thick. The deposit's total reserves and grades* $C_1 + C_2 + P_1$ *undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the Murmansk Region (Minutes No. 42-2000 dated August 17, 2000). The deposit's reserves and resources may increase along the boundaries.*

The Issuer's committments:

1. Additional geological survey (evaluation and prospecting) shall be completed and obtained data shall be submitted for state appraisal by 4Q 2000. The survey has been completed.

2. The report on calculated reserves shall be presented by Quarter IV 2002. Since the idea of the deposit's geological structure and area changed, the scope of exploration work and timing of work performance were increased. The report was presented in 2005. The reserves were approved by the GKS's Rosnedra protocol No.1144 of 28.12.2005.

3. The starting date of commercial development and the period of reaching design capacity shall be specified in a supplementary license agreement subject to the results of state appraisal.

4. Pilot mining of up to 50 thousand t. The Department of Natural Resources of the Murmansk Region approved amendment of the license agreement as regards pilot mining of 150 thou t for the purpose of continued improvement of the opening scheme and performance of an additional technological study.

Other responsibilities of the Issuer: *To perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of the lake of Sopchyarv and the creek of Petlanditovy, to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.*

Ore output. *According to the bidding terms the Issuer shall annually increase the output of chromite ore by at least 200 thousand t according to the duly approved mining project. The output and the period of reaching design capacity shall be specified in a supplementary license agreement. The supplementary license agreement established commencement of commercial deposit development not later than 1Q 2005. The period of reaching design capacity of the mining company is 1Q 2007. No ore is presently mined.*

Recurring payments: *Regular payments for the use of underground natural resources and mining tax as provided for by the legislation in force.*

Number: *MUR 00554 TE*

Date of issue: *February 4, 2002*

Valid to: *December 31, 2021*

Licensed operations: *Titan-magnetite – ilmenite ore exploration and mining in the south-east part of the Gremyakha-Vyrmes Massif.*

Grounds for issue: *Joint Resolution of the Russian Ministry of Natural Resources (No. 17 of May 3, 2001) and the Murmansk Region Administration (No. 186 ПП of May 25, 2001) "On Results of Bidding for Exploration and Development of titano-magnetite – ilmenite ore deposit at the South-East Part of the Gremyakha-Vyrmes Massif".*

Deposit area description. *The site in located in the Kolski District of the Murmansk Region, 30 km to the south-west of the township of Murmashi. Explored in 1994-1995 at the stage of exploration and evaluation by magnetic prospecting, drilling of holes 120 to 360 m deep and laboratory testing of the ore processing properties (11 small samples and 1 laboratory technological sample). The deposit consists of 6 steep ore bodies. Since August 2000 the site was explored under License No. MUR 00483TP issued to OJSC "Kola Mining and Metallurgical Company" and valid to March 31, 2003 which was cancelled on the date of issue of the license under review. The site has a mine take status, its area being 3 sq km and provisional depth limitation minus 500 m from the surface.*

The Issuer's committments:

1. Geological exploration shall be completed by September 30, 2002, its results used to prepare a feasibility study and "provisional" conditions. If found feasible the project of geological exploration shall be developed by December 31, 2002. Executed.

2.Geological exploration shall include two stages. Stage 1 — exploratory drilling for future mining to the depth of 200 m, approval of C_1 (possibly B) grade reserves, preparation of the mine technical project, presentation of the report on reserve calculations by December 31, 2003. Stage 2 —further exploration of the deposit area – 2004-2006; the scope of mining and drilling operations to be specifien in another separate project.

Since the understanding of the deposit's geological structure and scale has changed, the scope of exploration work and timing of work performance were increased.

In the course of exploration a large number of works have been carried out: 1:1000 plot table survey, bore hole drilling, geodetic survey (magnetic and GIS), ore sampling, a study of hydrogeological and undergroung mining conditions, verification of information on ore intercepts and core yield, mineral contents (TiO_2 *and* $Fe_{total.}$), *etc.*

Kola MMC has perfomed the evaluation of current ore reserves (with breakdown by categories) as of 01.01.2004.

Ore output: *The output and the period of reaching design capacity shall be specified in a supplementary license agreement. No ore mining is presently performed.*

Other responsibilities of the Issuer: *To perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of surface and subsurface water; to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.*

Recurring payments: *Regular payments for the use of underground natural resources and mining tax as provided for by the legislation in force.*

<u>Kingashskaya Mining Company LLC</u>

Number: *KPP 01664 TP*
Date of issue: *July 11, 2006*
Valid to: *June 30, 2011*
Licences operations: *Geological study of Cu-Ni and PGM-bearing ores in the Tunguska zone using the methods of pit sampling, trenching and core hole drilling.*

Grounds for license issue: *Resolution of the Tender Commission that reviews applications filed by entities willing to obtain the right to use underground natural resource in the Krasnoyarsk Territorys, dated 22.06.2006.*

Site description: *The license site is situated near Bor settlement, in the estuary zone of Podkamennaya Tunguska river (Turukhansky district of the Krasnoyarsk territory and Evenkiysky municipal region of the Evenkiysky Autonomous District). The site status is that of geological concession with total area of 4,800 sq.km, without any limitations as for the depth of exploration.*

The Issuer's commitments:
1. Period of project documentation developmenthas been extended to the end of the second quarter of 2007 in accordance with Supplement 1 to the license.
2. Ensure the implementation of approved exploration program (study of Cu-Ni ores and associated PGM minerals in the Tunguska zone) – 2006 – 2011.
Geological exploration. *Development of project documentation and cost estimates.*
Recurring payments: *Regular payments for the use of undergraound natural resources at the rate of RUB 85/sq.km.*

Number: *KPP 13772 TP*
Date of issue: *02.10.2006*
Valid to: *01.08.2011*
Licences operations: *Geological study of Cu-Ni and PGM-bearing ores in the South-East part of Kingashskay area.*

Grounds for issue: *Resolution of the Bidding Commission for Krasnoyarsk Territory of 06.07.2006 No.4-KRR/84-2005)*

Deposit area description: *The licensed site is situated in the Irbeiski and Sayansky districts of the Krasnoyarsk Territory, at the upper reaches of the Kann River (Yenissei's right tributary). It has a status of geological claim with indefinite depth. The site's surface area is 740 sq km.*

The Issuer's committments:

1. Preparation and approval of geological study plan by 01.08.2007.

2. Beginning of exploration not later than 01.11.2007.

3. Completion of the exploration stage — by 31.12.2009.

4. Completion of the assessment stage — by 31.07.2011.

Geological exploration: *Preparation of draft exploration plan. .*

Recurring payments: *per sq. km: 90 roubles in 2006, 250 roubles in 2007-2011.*

Number: *KPP 13780 TP*
Date of issue: *11.10.2006*
Valid to: *31.10.2007*
Licences operations: *Geological study of Cu-Ni and PGM-bearing ores of Krasnoyarsk area.*

Grounds for license issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 869 of 05.10.2006 "On the renewal of the license to use underground natural resources for geological study (exploration and evaluation) of PGM, Ni and Cu minerals of Krasnoyarsk area". (This license replaces License KPP11303 TP issued 02.10.2002)*

Deposit area description: *The licensed site is situated in the north-eastern part of the Kann massif, which constitutes an outshot of the Siberian platform's Precambrian basement. It has a status of geological claim with limited depth (300 m). The site's surface area is 260 sq km.*

The Issuer's committments:

1. Preparation and approval of geological study plan by 30.02.2003. Executed.

2. Beginning of field geological works not later than 30.06.2003. Executed.

3. Completion of the first exploration stage — by 30.12.2004. Executed.

4. Completion of the second exploration stage — by 30.12.2006.

5. Delivery of the final report with the results of reserves and recourses estimation – by 01.07.2007.

Geological exploration: *Sampling, analyses and process tests.*

Recurring payments: *180 roubles per sq. km.*

OOO Karelnickel

Number: *PTZ 13904 BP*
Date of issue: *09.01.2007*
Valid to: *31.12.2007*
Licences operations: *Geological study of gold and PGM-bearing ores in the Sumozero-Pulozerskoy area.*

Grounds for license issue: *Order of the Russian Federal Agency for the use of underground natural resources No. 1153 of 11.12.2006 "On the renewal of the license to use underground natural resources for geological study (exploration and evaluation) of PGM and gold-bearing ores in the Sumozero-Pulozerskoy area of Karelia Republic". (This license replaces License PTZ 11382 BP issued to MMC Norilsk Nickel on 21.01.2003)*

Mineral deposit description. ***The site is located within the Belomorski and Segezhski Districts of the Republic of Karelia and has a mine claim status. The site area is 1,710 sq km.***

The Issuer's committments:

1. ***Geological prospecting project shall be prepared and approved by July 1, 2003.*** Executed.

2. ***Geological prospecting shall be started by September 1, 2003*** — Executed.

3. ***Exploration completion by December 30, 2004.*** Executed.

4. ***Evaluation of discovered deposits shall be completed by December 30, 2006.***

5. ***The report on geological exploration and evaluation of C_2 grade reserves and P_1 grade resources shall be presented by September 30, 2007.***

Geological exploration: ***Office processing of geolocilac and geophysical materials.***

Recurring payments ***for the use of natural resources are charged according to applicable tax law and law on mineral resources.***

OOO GRK Titan

Number: TMB ***13906 TP***
Date of issue: ***15.01.2007***
Valid to: ***31.12.2008***
Licenced operations: ***Geological study of ilmenite-rutile-zircon sands of the Tsentralnoye mineral deposit.***

Grounds for license issue: ***Order of the Russian Federal Agency for the use of underground natural resources No. 2 of 09.01.2007 "On the renewal of the licenseTMB 56180 TP to use underground natural resources for geological study (exploration and evaluation) of ilmenite-rutile-zircon sands of the Tsentralnoye mineral deposit Tambov area.***

Deposit area description. ***The licensed site is situated in the Rasskazovski District of the Tambov Region and has a mine claim status. The site area is 123.84 sq km.***

The Issuer's committments:

1. ***Approval of the operation plan by May 30, 2004.*** The plan was approved on May 20, 2004.

2. ***Beginning of field survey by May 30, 2004.*** Executed.

3. ***Completion of the first stage by December 30, 2004.*** Executed.

4. ***Completion of the second stage of additional exploration of titanium-zircon ores by January 30, 2008.***

5. ***Presentation of the final report on reserves evaluation— by June 30, 2008.***

Geological exploration: ***Presentation of the report on reserves evaluation to GKZ.***

Recurring payments: ***270 Rubles per 1 sq km.***

OJSC "Taimyrgas"

Number: ***DUD 00093 NE***
Date of issue: ***December 29, 1998***
Valid to: ***January 1, 2020***

Licensed operations: ***Gas and gas condensate recovery from Lower Cretaceous deposits (Sukhodudinskaya suite) and geological exploration for the purpose of new resources development in Cretaceous and Jurassic deposits at the Pelyatkinskoye gas-condensate field.***

Grounds for issue: ***Resolution of the Administration of the Taimyr (Dolgano-Nenets) Autonomous District and the Committee for Natural Resources of the Taimyr Autonomous District on the conversion of License No. DUD 00040 NE "Gas and condensate recovery and additional prospecting at the Pelyatkinskoye gas-***

condensate field" based on paragraph 4, Article 10-1 and paragraph 3, Article 17-1 of Law of the Russian Federation No. 27-Ф3 "On Mineral Resources" of March 3, 1995.

Deposit site description: ***The licensed site is situated in the Ust-Yeniseiski District of the Taimyr (Dolgano-Nenets) Autonomous District 210 km to the west of Dudinka and has a mine claim status restricted by the bottom of Jurassic deposits. The site area is 28,875.56 ha.***

Responsibilities: ***Pursuant to the license agreement the license holder shall construct the Pelyatkinskoye field – Severo-Soleninskoye field gas pipeline, the field exploitation rate being specified by the pilot development project subject to the demand of consumers within the Taimyr Autonomous District consumers and the areas under supervision of the Norilsk City Administration.***

Recurring payments: ***gas — 147 Rubles per 1,000 cu m, condensate — 17.5%.***

<u>Licenses held by OJSC "Norilskgasprom"</u>

Messoyakhsky subsoil plot

Number: ***DUD 13583 NE***
Date of issue: ***April 25, 2006***
Valid to: ***June 2018***

Licensed operations: ***Hydrocarbon gas production from Dolgan deposits, geological exploration of Lower Cretaceous and Jurassic deposits at the Messoyakhskoye gas field followed by development of new deposits.***

Grounds for issue: ***The Order by the Federal Agency of Subsurface Use under Article 17-1 of the Russian Law On Mineral Resources in view of the change in the name of the legal person authorized for subsurface use.***
Deposit site description: ***The site is situated in the Ust-Yeniseiski District of the Taimyr Autonomous District, Tazovski District of the Yamalo-Nenets Autonomous District. The site with a mine claim status has an area of 23,982.3 ha.***
Responsibilities: ***Compliance with applicable standards (GOSTs, regulations and rules) for operating safety, field development control and protection of subsoil; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to produce mineral resources and extract all of their useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserved mineral resources; providing for operations safety for employees and local population, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources.***

Performance of responsibilities: ***Land lease agreements with district administrations were made. The license for utilization of water resources was obtained. The license for a water intake was obtained.***

Reccuring payments: ***gas – 147 Rubles per 1,000 m^3, condensate – 17.5%.***

North-Soleninsky subsoil plot

Number: ***DUD 13582 NE***
Date of issue: ***April 25, 2006***
Valid to: ***June 2018***

Licensed operations: *Production of hydrocarbon gas and condensate, geological survey and consequent development of new deposits in Lower Cretacious and Jurassic deposits at North-Soleninskoye gas condensate field.*
Grounds for issue: *The Order by the Federal Agency of Subsurface Use under Article 17-1 of the Russian Law On Mineral Resources in view of the change in the name of the legal person authorized for subsurface use.*
Subsoil plot description: *The subsoil plot is situated in Ust-Yenisei Municipality, Taimyr Autonomous District, Tazovsky District of Yamalo-Nenets Autonomous District. The site with a mine claim status has an area of 12,651.3 ha*
Responsibilities: *Compliance with applicable standards (GOSTs, regulations and rules) for operating safety, field development control and protection of subsoil; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to produce mineral resources and extract all of their useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserved mineral resources; providing for operations safety for employees and local population, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; upon completion of exploration follow the standard procedure to provide the results of calculating hydrocarbon reserves in Low Heta and Jurassic deposits for expert evaluation.*
Performance of responsibilities: *Land lease agreements were made with district administrations. The license for utilization of water resources was obtained. The license for a water intake was obtained.*
Reccuring payments: *gas – 147 Rubles per 1,000* m^3, *condensate – 17.5%.*

South-Soleninsky subsoil plot

Number: *SLH 13006 NE*
Date of issue: *February 25, 2005*
Valid to: *2018*
Licensed operations: *Hydrocarbon gas and condensate production, geological survey, exploration and subsequent development of new parts of Lower Cretaceous and Jurassic deposits.*
Grounds for licence issue: *Order by the Federal Agency of Subsurface Use under Article 17-1 of the Russian Law On Mineral Resources (issued because of a new name was given to the legal entity authorized to use natural recourses.*
Deposit site description: *The site is situated 215 km to the north-east of the township of Tazovski, Yamalo-Nenets Autonomous District, Tyumen Region. The site with a mine claim status has an area of 12,183 ha.*
Responsibilities: *Compliance with applicable standards (GOSTs, regulations and rules) for operating safety, field development control and protection of subsoil; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to produce mineral resources and extract all of their useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of nontight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserved mineral resources; providing for operations safety for employees and local population, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; upon completion of exploration follow the standard procedure to provide the results of calculating hydrocarbon reserves in Low Heta and Jurassic deposits for expert evaluation.*

Performance of responsibilities: ***Land rent agreement have been executed with local administrations. Licenses for water intake and discharge have been obtained.***
Reccuring payments: ***gas – 147 Rubles per 1,000 m^3, condensate – 17.5%.***

b) Mineral processing

Polar Division

The ore from the Polar Division's mines is concentrated by Talnakh and Norilsk Concentrating Mills. Talnakh Mill processes high-grade ores of the Talnakhskoye and Oktyabrskoye deposits producing nickel, copper and pyrrhotite concentrate. Norilsk Mill processes the total output of disseminated ore, cupreous ore of the Talnakhskoye and Oktyabrskoye deposits and stored pyrrhotite concentrate into nickel and copper concentrates.

The Polar Division operates three metallurgical plants: Nadezhda, Nikel Plant and Copper Plant.

Nadezhda Metallurgical Plant processes all nickel and pyrrhotite concentrate produced by Talnakhskaya Concentrating Mill, about 15% of nickel concentrate produced by Norilsk Concentrating Mill, and all copper concentrate produced by the Converter Matte Separation Shop of the Nickel Plant. Final products include converter matte, copper anodes and elementary sulfur.

Nikel Plant processes about 85% of nickel concentrate produced by Norilsk Concentrating Mill, the total output of beneficiated store pyrrhotite concentrate, and a part of converter matte produced by Nadezhdinski Metallurgical Plant. Final products include marketable nickel and cobalt.

Copper Plant processes all copper concentrate from Norilsk and Talnakhskaya Concentrating Mills and copper anodes of Nadezhdinski Metallurgical Plant into marketable copper, elementary sulfur and sulfuric acid. The Metallurgical Shop of the Copper Plant produces concentrates of precious metals, metallic silver, selenium and tellurium from electrolysis sludges generated at the Nickel Plant, Copper Plant and Kola MMC's copper production.

The Polar Division's precious metals are refined at the Krasnoyarsk non-ferrous plant under tolling contracts.

The costs of metal refining in the reporting quarter reached RUB 208 mln.

Kola MMC

The ore from Pechenganickel Combine's mines is processed at the concentrator into collective copper-nickel concentrate. The calcination shop became a division of the concentrating mill in 2004. Pellets and briquettes which are the final products of the concentrator, are processed in the smelting shop into converter matte . This matte is then transported to Severonickel Combine for further treatment. Severonickel Combine processes converter matte received from the Polar Branch of MMC Norilsk Nickel and Pechenganickel Combine producing electrolytic nickel and copper, carbonyl nickel, precious metal concentrates, cobalt concentrate and sulfuric acid.

Precious metals produced by Kola MMC are refined by Krasnoyarsk non-ferrous plant under tolling contracts.

The costs of metal refining in the reporting quarter reached RUB 108.6 mln.

OJSC "Norilskgasprom"

The processing of gas condensate was not carried out in the first quarter of 2007.

OJSC "Taimyrgas"

The processing of gas condensate was not carried out in the first quarter of 2007.

c) *Product marketing*

OJSC MMC Norilsk Nickel holds licenses required for export of precious metals and individual types of carbonyl nickel powder. PGM sales are governed by the Russian Government's Decree No. 51-4 dated January 24, 2002.

License No. 4000717 issued by the Russian Ministry of Energy on November 29, 2002 authorizes OJSC "Taimyrgas" to sell oil, gas and processing products under Resolution No. 425 of the Russian Ministry of Energy dated November 29, 2002. The license is valid to November 28, 2007.

3.2.9. Additional requirements to issuers whose core activities include communication services

To be left blank.

3.3 The Issuer's plans for the future

The business priorities of MMC Norilsk Nickel for 2007 and subsequent years include: construction and commissioning of mining facilities to ensure timely replacement of retired capacities and maintain the existing ore grade levels; modernization and retrofitting of concentration and metallurgical facilities; implementation of automated systems to control production processes; implementation of nature protection measures to reduce pollution and improve environmental conditions.

Plans for 2007 and subsequent years include:

- ***Continue the development of the Oktyabrsky mine (Polar Division), necessary for further mining of rich and cupreous ores, and for the development of deeper ore bodies;***
- ***Continue the development of the Skalisty mine (Polar Division), to get ready for the development of deep ore bodies;***
- ***Imrove capacity utilization at Taimyrsky and Komsomolsky mines after the reconstruction of hoisting machinery;***
- ***Development of Severny-Gluboky mine and retrofitting of Kola smelting facilities.***
- ***Modernization of the Talnakh Concentrator to improve ore dressing results;***
- ***Expansion of Nadezhda Metallurgical Plant smelting facilities, which will allow to shut down initial-stage facilities of the Nickel Plant;***

At the Oktyabrsky mine the reconstruction of existing facilities at – 650 m level will be continued in 2007, which will allow mining of massive sulfide ores at the western wing of the X-1(0) ore body (completion of the project – 2014).

Works at the Taimyrsky mine include the reconstruction of existing capacities and the development of new levels (– 1,100 m and -1,300 m (C-2 ore body), -1,400 m (X-1(0) ore body), and the replacement of exhausted deposit of copper and nickel ores. In 2008 new mining capacities will be commissioned, and total mine output in terms of rich ore will reach 1,400 kt including 900 kt as replacement.

Further expansion of the Komsomolsky mine envisages stripping and mining of rich and cupreous ore at the edge flanks, and commencement of disseminated ore mining. By 2008 new capacities will be commissioned, and ore output (cupreous and disseminated ore) will be increased by 500 kt.

By 2009 it is planned to complete the upgrading of the Komsomolsky mine's skip winding equipment.

The basic activities scheduled for 2007 at the Severny-Gluboky mine (Kola Peninsula) include the commissioning of the 2nd startup complex that will ensure the increase in ore production up to 2.5 mln tons per year.

At the Severny mine (Kola Peninsula) the stripping and mining of the remaining ore of the Zapolyarnoye deposit still continue, thus ensuring an optimal feed supply for the Pechenganickel concentrating and smelting facilities by 2013.

PolarDivision will continue in 2007 the reconstruction of the Lebyazhye tailing pond, which will allow to provide the concentrating mills of the Polar Division with sufficient capacity for rock tails disposal, including potential increases in ore output and processing. Completion of the project – 2007.

In line with the adopted production development strategy, testing of more efficient ore concentration process will be continued in 2007. Key objectives of these trials: nickel concentrate upgrade and sulpher content reduction in the smelter feed.

Kola MMC (Kola Peninsula)in 2007 will continue large-scale testing of new technology that allow to increase nickel content in the concentrate (these tests were started in 2006). Implementation of this technology should reduce smelting costs.

Polar Divisision in 2007 will continue the renewal of automation and energy supply systems of the Vanukov Furnace No.3 at the Copper Plant, which will allow to make the process more stable, improve smelting results and reduce air pollution with nonorganic particles. In 2007-2008 new air separation units will be commissioned at the Ndezhda Metallurgical Plant, which is necessary to offset the de-commissioning of out-of-date facilities of two existing Oxigen Plants.

As for energy complex development in the Norilsk Industrial Region (NIR), a primary goal for 2007-2008 (under the approved Energy Development Strategy) is to modernize the system of power supply in Norilsk Industrial Region (NIR).

In 2007 the construction of facilities at the Pelyatkinsky gas condensate field (Taimyr Peninsula) will be continued. Pilot operations were started in 2003 and they will continue until 2008, when full-scale operation will begin. This reserves of this gas field are sufficient for meeting NIR's requirements in the long run. 2007 targets include design and exploration necessary for the laying of gas condensate pipelines from Pelyatkinskoye field to Dudinka and construction of a processing plant for gas condesate and natural gas liquids.

Within the frameworks of the Transport System Optimization Concept, the Company continues its activities (started in 2004) aimed at ensuring the reliability of cargo transportation by the Northern Sea Route. In 2006 MMC Norilsk Nickel entered into a shipbuilding agreement with Aker MTW Werft GmbH (Germany) for the construction of four ice-breaker container vessels. Under this agreement, the new arctic vessels are to be delivered to MMC Norilsk Nickel between Q3 2008 and Q1 2009. The agreement envisages a Client's option for the construction of the fifth Arctic-class container vessel.

One of the most important objectives pursued by the Company is to reduce hazardous emissions and improve the ecological situation in the Taimyr and Kola peninsulas. In particular, the Production Development Strategy approved by the Board of Directors provides a set of measures for solving environmental problems. In the period to 2010 Polar Division and Kola MMC intend to implement a number of investment projects that involve the reconstruction of existing facilities for air pollution reduction.

3.4. The Issuer's membership in industrial, banking and financial groups, holdings, associations

International Platinum Association e.V.

The International Platinum Association e.V. (hereinafter referred to as the International Platinum Association or the Association) was registered in 1988 in Frankfurt am Main (FRG) as a non-profit non-governmental organization. The Association unites major players of the world market of platinum metals and relating products.

Before 1999 Russia was represented in the International Platinum Association only by GUPVO "Almazyuvelirexport". In 1998 the session of the International Platinum Association was first held in St. Petersburg, Russia. The Association's management offered that OJSC "RAO "Norilsk Nickel" join the Association. The offer was accepted and OJSC "RAO "Norilsk Nickel" became a member of the Association in 1999.

In the course of restructuring of OJSC "RAO "Norilsk Nickel" as capitalization centre was replaced by OJSC MMC Norilsk Nickel which became a member of the Association instead of OJSC "RAO "Norilsk Nickel".

A major objective of the International Platinum Association is to form a forum of the leading world producers and processors of platinum metals to expand utilization thereof.

To this end the International Platinum Association implements programs of platinum metals promotion on global market and coordinates activities of a number of organizations for the benefit of its members. For instance, the International Platinum Association collaborates with the International Platinum Guild, a non-profit organization promoting platinum jewelry.

Of special interest is the experience gained by the members of the International Platinum Association in prevention of crime in this sphere, analysis of the effect of platinum metals and compounds on production personnel's health.

The membership in the International Platinum Association is also expected to be used for the promotion of platinum metals including palladium and offering new solutions for this metal utilization.

The Issuer's membership in the International Platinum Association is perpetual.

Euro-Asian Transport Union

The Euro-Asian Transport Union (hereinafter referred to as the Transport Union or the EATU) was registered in 2001 in Moscow as a non-profit organization. The Transport Union comprises major carriers.

According to the concept of development of international transportation corridors the Russian Ministry of Transport pursues a policy of cooperation with all market players. Participants of the International Euro-Asian Conferences on Transport conducted in St. Petersburg in 1998 and 2000 held a lively discussion of different aspects of cooperation and motivation of private investor involvement in the implementation of the government's transit policy.

As the realization of transit potential is a long-term priority of the government, an element of the economic program and geopolitical doctrine of the Russian Federation to implement the Declarations adopted by the above Conferences a number of Russian companies resolved to combine their efforts within the framework of a non-profit organization — the Euro-Asian Transport Union.

The EATU's major objective is to coordinate cooperation of Russian and foreign business with government authorities and international organizations, to create a common space of interaction among carriers, insurers, freight owners and financial institutions in logistics and investment operations. The EATU was formed to:

— coordinate national and international activities of government authorities and private carriers for the implementation of decisions and recommendations of the International Euro-Asian Conferences on Transport;

— assist the Ministry of Transport of the Russian Federation and the Ministry of Railways of the Russian Federation in the development of transport infrastructure and laying out international transportation corridors within the Russian Federation;

— involve international and national organizations in the implementation of investment projects presented to the Conferences, adapt the projects to investor requirements, render advise in project financing;

— arrange conferences and symposia in Russian regions involved in the Euro-Asian transportation;

— hold training seminars and refresher courses for transport personnel.

The Ministry of Transport of the Russian Federation welcomes private initiatives in the transport sector and strongly supports the resolution to form the Euro-Asian Transport Union.

The Issuer's membership in the Euro-Asian Transport Union is perpetual.

Nickel Institute

The Nickel Institute was incorporated on March 1, 2004 through amalgamation of two entities — the Nickel Development Institute (NIDI) and the Nickel Producers Environmental Research Association (NiPERA).

The Nickel Institute may be joined by any nickel producer.

At present its full-fledged members are all leading nickel producers such as BHP Billiton, Codemin/Anglo Base Metals, Empress Nickel, Eramet, Falconbridge, Inco Limited, Inco TNC, Nippon Yakin Kogyo, OM Group, P.T. International Nickel, Sherritt International, Sumitomo Metal Mining, Umicore, WMC Resources accounting for 70% of the world nickel output.

The Institute provides its members with results of the latest research and lends them scientific and technical support. The NiPERA remains an independent unit within the Institute furnishing expert opinion on environmental matters and the effect of nickel on human health. The NiPERA continuously promotes nickel and assumes social responsibility for safe utilization of nickel and nickel-containing materials. The Nickel Institute stands an important and established forum for the promotion of Russian nickel on international market.

The Nickel Institute focuses its attention on rapidly developing consumers of stainless steel (transport, power engineering, telecommunications, etc.) for the purpose of maintaining steady production and consumption of primary and secondary metal.

The Issuer's membership in the Nickel Institute is perpetual.

Cobalt Development Institute

The London-based Cobalt Development Institute (CDI) was established in 1957 as a non-profit non-governmental organization and has been operating in its present form since 1982. Currently the CDI has 60 members from 18 countries including all leading cobalt producers and a number of major consumers.

The Institute's principal objective is to develop a package of measures aimed at the improvement of market performance and promotion of cobalt utilization. The Institute monitors research and development of new cobalt production processes and/or new applications. The Company may greatly benefit from the cobalt safety research performed by the Institute given law tightening in industrially advanced economies consuming cobalt (in the first place the EC).

The Issuer's membership in the Institute is perpetual.

3.5. Subsidiaries and Affiliates of the Issuer*

Full corporate name: "Alykel" Closed Joint Stock Company
Abbreviated name: ZAO "Alykel"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Nansen Street 64.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Air transportation
The entity's role in the Issuer's operations: Operation of the airport in Norilsk. Air passenger and cargo carriage.

Members of the Board of Directors

1. Golovin Yury Petrovich – Chairman of the Board
Born in *1950*
Share in the authorized capital: none
Block of ordinary shares: none

2. Dmitriev Dmitry Sergeevich
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

3. Maslennikov Igor Petrovich
Born in 1948

Share in the authorized capital: none
Block of ordinary shares: none

4. Namsarayeva Nina Tsidendorzhievna
Born in 1962
Share in the authorized capital: 0.00005%
Block of ordinary shares: 0.00005%

5. Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

The Company's Charter does not provide for appointment of an executive board.

Director General

Shpagin Oleg Gennadyevich
Born in 1971
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Taimyr Fuel Company" Closed Joint Stock Company
Abbreviated name: ZAO "TTK"
Location: 660021, Russian Federation, Krasnoyarsk, Kopylov Street 2a.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Other cargo handling; oil and petroleum products storage; wholesale trade in engine fuel including aviation petrol.
The entity's role in the Issuer's operations: Storage and transportation of petroleum products for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Kurgan Elena Evgenyevna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Plokhikh Sergei Anatolyevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

3. Potarina Tatuyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.00008%
Block of ordinary shares: 0.00008%

4. Ryndin Yuri Nikolaevich – Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Sereda Sergey Antonovich
Born in 1965
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

The Company's Charter does not provide for appointment of an executive board.

Director General

Ziborov Oleg Gennadyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "NORMETIMPEX" Closed Joint Stock Company
Abbreviated name: ZAO "NORMETIMPEX"
Location: 125009, Moscow, Voznesenski Lane 22, Usadba Centre, Commercial and Business Centre.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Trade agency including foreign trade operations; execution of bargaining transactions under contract of agency with residents and non-residents.
The entity's role in the Issuer's operations: Marketing of products of the Issuer group members.

Members of the Board of Directors

1. Collocote Richard Adrian
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

2. Kolchin Andrey Yuryevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Nefedova Marina Vadimovna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

4. Perov Alexander Vladimirovich – Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Pronyushkin Andrey Vasilyevich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Nefedova Marina Vadimovna
Born in 1961

Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Norilsk Nickel Holding Societe Anonyme
Abbreviated name: Norilsk Nickel Holding SA
Location: 50, rue du Rhone 1204 Geneve, Switzerland
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Treasury operations, underwritin, acquisition, sale, administration, control and management of interests in commercial, financial and industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial and industrial companies.

Members of the Board of Directors

1. Golaz Edmond — Chairman of the Board
Born in 1939
Share in the authorized capital: none
Block of ordinary shares: none

2. Siegfried Pasqual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

3. Frederic Meyer
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

Single executive body: not required under the corporate charter or applicable laws.

Full corporate name : *NORILSK NICKEL (CYPRUS) LIMITED*
Abbreviated corporate name : *NORILSK NICKEL (CYPRUS) LIMITED*
Location: *6, C. Paparigopoulou Street Maximos Plaza Tower N.3, 4th Floor, Office 34033106 Limassol - Cyprus*
Corporate Status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
*Primary activities: **Treasury operations, underwriting,*** acquisition, sale, administration, control and management of interests in commercial, financial and industrial companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial and industrial companies.

Directors

1. Siegfrid Pasqual
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Savva Neophytos
Born in 1962

Share in the authorized capital: none
Block of ordinary shares: none

Single executive body: not required under the corporate charter or applicable laws.

Full corporate name: "Kola Mining and Metallurgical Company" Open Joint Stock Company
Abbreviated name: OJSC Kola MMC
Location: Russian Federation, Murmansk Region, Monchegorsk.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
Block of ordinary shares held by the Issuer: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mining and concentration of nickel and cobalt ore
The entity's role in the Issuer's operations: Engagement in basic production of the Issuer group members.

Members of the Board of Directors

1. Burukhin Alexander Nikolaevich
Born in 1953
Share in the authorized capital: 0.00013%
Block of ordinary shares: 0.00013%

2. Kozlov Vladimir Nikolaevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Krupaderov Aleksander Dmitrievich – Chairman of the Board
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

4. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Potapov Grigory Aleksandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Potapov Yevgeny Vladimirovich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Gipronickel Institute Limited Liability Company
Abbreviated name: Gipronickel Institute LLC
Location: 195220, Russian Federation, St. Petersburg, Grazhdanski Avenue 11.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none

Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Research and development in the field of natural and engineering sciences
The entity's role in the Issuer's operations: Research and development in the field of natural and engineering sciences for the Issuer's group of companies.

Members of the Board of Directors

1. Gostev Victor Mikhailovich
Born in 1956
Share in the authorized capital: 0.00016%
Block of ordinary shares: 0.00016%

2.Kovaleva Elena Gennadyevna
Born in 1957
Share in the authorized capital: 0.00032%
Block of ordinary shares: 0.00032%

3. Ladin Nikolay Alexeevich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

4.Perov Alexander Vladimirovich – Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

5. Tikhonov Oleg Nikolaevich
Born in 1937
Share in the authorized capital: 0.00003%
Block of ordinary shares: 0.00003%

The Company's Charter does not provide for appointment of an executive board.

Director General

Kozyrev Vladimir Fedorovich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk-Telecom" Limited Liability Company
Abbreviated name: OOO "Norilsk-Telecom"
Location: Russia, Krasnoyarsk Territory, Norilsk.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Telephone communications and document telecommunications; TV and radio broadcasting and distribution.
The entity's role in the Issuer's operations: Telephone exchange services and intercity/international telecommunication services for members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Alyakrinski Vladimir Anatolyevich — Chairman of the Board
Born in 1942
Share in the authorized capital: 0.00015%
Block of ordinary shares: 0.00015%

2. Golodets Olga Yuryevna
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Gordeev Andrey Semenovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kuznetsov Sergey Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Lobanov Oleg Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

6. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

7. Potapov Grigory Alexandrovich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Kuznetsov Sergey Vladislavovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarnaya Stolitsa" Management Company, Limited Liability Company
Abbreviated name: OOO "Zapolyarnaya Stolitsa" Management Company
Location: 663310, Norilsk, Veteranov Street 19.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design of engineering structures; other operations in technical supervision, testing and analysis; market situation survey.
The entity's role in the Issuer's operations: Maintenance of the housing complex and utilities within the unitary municipal formation in Norilsk.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General

Manaenko Andrei Yurievich
Born in 1978
Share in the authorized capital of the Issuer: none
Block of ordinary shares: none

Full corporate name: "Mining Leasing Company" Limited Liability Company
Abbreviated name: OOO "Mining Leasing Company"
Location: 109180, Moscow, Bolshaya Polyanka Street 7/10, Bldg. 3.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of equipment and industrial machines (leasing).
The entity's role in the Issuer's operations: Procurement of equipment and industrial machines to be leased to members of the Issuer group.

The company is in the process of liquidation; operations are controlled by the Liquidation Commission.

Full corporate name: "Terminal" Limited Liability Company
Abbreviated name: OOO "Terminal"
Location: Murmansk, Portovy Lane 31
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Maintenance of seagoing and inland vessels including repair, diving operations, surveyor services.
The entity's role in the Issuer's operations: Organization of cargo handling for the Issuer and members of the Issuer group located within the Norilsk Industrial Region.

The company is under liquidation. All operations are performed by the Liqidation Commission.

Full corporate name: "Kingashskaya Mining Company" Limited Liability Company
Abbreviated name: OOO "Kingashskaya GRK"
Location: Russia, 660021, Krasnoyarsk Territory, Krasnoyarsk, Kopylova Street, 2a;
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mining of ores and precious metals sands (gold, silver and platinum group metals sands);
The entity's role in the Issuer's operations: Geological exploration as per issued licenses, development of deposits, geological prospecting of new territories

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General

Stekhin Alexander Ivanovich
Born in 1949
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

Full corporate name: "Karelnickel" Limited Liability Company
Abbreviated name: OOO "Karelnickel"
Location: Russia, 184507, Murmansk region, Monchegorsk-7
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Mining of ores and precious metals sands (gold, silver and platinum group metals sands);
The entity's role in the Issuer's operations: Geological exploration as per issued licenses, development of deposits, geological prospecting of new territories

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General

Kolotov Sergey Valentinovich
Born in 1960.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

Full corporate name: Mining Company "Titan" Limited Liability Company
Abbreviated name: OOO "GRK "Titan"
Location: 392020, Russia, Tambov, N. Virty Street, 2a
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Geological, geophysical and geochemical exploration
The entity's role in the Issuer's operations: Geological exploration as per issued licenses, development of deposits, geological prospecting of new territories

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board

Director General

Oleshkevich Oleg Ivanovich
Born in 1959.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

Full corporate name: "Zapoliarnaya Construction Company" Limited Liability Company
Abbreviated name: "Zapoliarnaya Construction Company" LLC
Location: 663316, Russia, Norilsk, Okltyabrskaya Street, 14
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: New construction, reconstruction, capital and running repairs of buildings and constructions including individual construction and repairs ordered by local population.
The entity's role in the Issuer's performance: The company was formed through a spin-off of a Construction Directorate from the Issuer's Polar Division

Members of the Board of Directors

1. Yeltsova Liubov Yurievna

Born in 1962.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

2. Zhdanov Aleksey Yurievich
Born in 1962.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

3. Lobanov Oleg Valdimirovich – Chairman of the Board
Born in 1965.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

4. Potapov Grigory Alexandrovich
Born in 1975.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

5. Yakimchuk Yuri Vasilievich
Born in 1962.
Share in the Issuer's authorized capital: 0.00153%
Block of ordinary shares held by this person: 0.00153%

The Company's Charter does not provide for appointment of an executive board

Director General

Yakimchuk Yuri Vasilievich
Born in 1962.
Share in the Issuer's authorized capital: 0.00153%
Share of ordinary shares held by this person: 0.00153%

Full corporate name: "Norilsknickelremont" Limited Liability Company
Abbreviated name: "Norilsknickelremont" LLC

Location: 663310, Russia, Norilsk, Gvardeiskaya Sq., 2
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).

Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none

Primary activities: Mounting, maintenance&repair, and dismounting of drilling rigs.
The entity's role in the Issuer's performance: The company was formed through a spin-off of the Repairs Directorate from the Issuer's Polar Division

Members of the Board of Directors

1. Bezdenezhnykh Elena Stepanovna
Born in 1973
Share in the Issuer's authorized capital: 0.00004%
Share of common stock: 0.00004%

2.Yeltsova Lubov Yurievna
Born in 1962
Share in the Issuer's authorized capital: none
Share of common stock: none

3. Zhdanov Aleksey Yurievich
Born in 1962.

Share in the Issuer's authorized capital: none
Share of common stock: none

4. Ignatov Oleg Valerievich
Born in 1969
Share in the Issuer's authorized capital: none
Share of common stock: none

5.Tskhovrebov Avtandil Vasilievich
Born in 1953
Share in the Issuer's authorized capital: none
Share of common stock: none

Formation of a collegial executive body is not foreseen by the Company's Charter.

Director General:

Tskhovrebov Avtandil Vasilievich
Born in 1953
Share in the Issuer's authorized capital: none
Share of common stock: none

Full corporate name: Norilsk Industrial Transport Limited Liability Company
Abbreviated name: Norilskpromtransport LLC
Location: 663310, Russia, Norilsk, Oktyabrskaya St., 6"в»
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 100%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Cargo transportation by auto vehicles
The entity's role in the Issuer's performance: The company was formed on the basis of transport structural units of the Issuer's Polar Division.

Members of the Board of Directors

1. Ignatov Oleg Valerievich
Born in 1969
Share in the Issuer's authorized capital: none
Share of common stock: none

2.Zhdanov Aleksei Yurievich
Born in 1962
Share in the Issuer's authorized capital: none
Share of common stock: none

3. Korobko Vladimir Nikolaevich
Born in 1957
Share in the Issuer's authorized capital: none
Share of common stock: none

4. Kuzhel Bogdan Ivanov
Born in 1955
Share in the Issuer's authorized capital: 0.00018%
Share of common stock: 0.00018%

6. Romanov Evgeni Vladimirovich
Born in 1961
Share in the Issuer's authorized capital: none
Share of common stock: none

Formation of a collegial executive body is not foreseen by the Company's Charter.

General Director:

Korobko Vladimir Nikolaevich
Born in 1957
Share in the Issuer's authorized capital: none
Share of common stock: none

Full corporate name: "Norilsk Trade and Production Association" Open Joint Stock Company
Abbreviated name: OJSC "NTPO"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk, Metallurgov Square 9.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
The Issuer's share in the entity's authorized capital: 99.998%
The entity's common stock held by the Issuer: 99.998%
The entity's share in the Issuer's authorized capital: none
Share of the Issuer's common stock held by the entity: none
Primary activities: Catering services for enterprises and institutions.
The entity's role in the Issuer's operations: Food delivery and organization of catering at the plants of the Issuer's group located in the Norilsk Industrial Region.

Members of the Board of Directors

1. Balashov Vladimir Sergeyevich
Born in 1959.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

2. Dmitriev Dmitry Sergeyevich
Born in 1976.
Share in the Issuer's authorized capital: none
Block of ordinary shares held by this person: none

3. Plokhikh Sergey Anatolievich
Born in *1958.*
Share in the Issuer's authorized capital: *none*
Block of ordinary shares held by this person: *none*

4. Ryndin Yuri Nikolaevich – Chairman of the Board
Born in *1965.*
Share in the Issuer's authorized capital: *none*
Block of ordinary shares held by this person: *none*

5. Ubozhenko Sergey Gennadievich
Born in *1975.*
Share in the Issuer's authorized capital: *none*
Block of ordinary shares held by this person: *none*

The Company's Charter does not provide for appointment of an executive board.

Director General

Kaitmazova Zoya Alexandrovna
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company

Abbreviated name: OJSC "Norilsk Nickel" Russian Joint Stock Company, OJSC "RAO "Norilsk Nickel"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 96.93%
Block of ordinary shares held by the Issuer: 98.11%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities Financial Intermediation.
The entity's role in the Issuer's operations: Agency services in precious metals exports.

Members of the Board of Directors

1. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

2. Gryaznykh Sergei Petrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vladimir Ivanovich
Born in 1924
Share in the authorized capital: 0.00025%
Block of ordinary shares: 0.00025%

4. Ivanov Dmitry Ivanovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

5. Klishas Andrey Alexandrovich - Chairman of the Board
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

6. Podsypanin Sergei Sergeevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

7. Perelygin Alexander Stanislavovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Perov Alexander Vladimirovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

9. Trifonov Boris Nikolaevich
Born in 1937
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

2. Kudryavtseva Nadezhda Romanovna
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Morozov Denis Stanislavovich
Born in 1973
Share in the authorized capital: 0.000004%
Block of ordinary shares: 0.000004%

Director General

Kotlyar Yuri Alexeevich
Born in 1938
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Torginvest" Open Joint Stock Company
Abbreviated name: OJSC "Torginvest"
Location: 663210, Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, Dudinka, Gorki Street 67.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 99.997%
Block of ordinary shares held by the Issuer: 99.997%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Lease of immovable property; automobiles and transrport equipment, storage of material valuies and merchandise.
The entity's role in the Issuer's operations: Operation and maintenance of buildings and structures within the Norilsk Industrial Region.

Members of the Board of Directors

1. Akimov Aleksandr Vladimirovich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

2. Belov Sergei Valentinovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Kiselev Sergei Vladimirovich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

4. Kovaleva Elena Gennadievna
Born in 1957
Share in the authorized capital: 0.00032%
Block of ordinary shares: 0.00032%

5. Teksler Alexei Leonidovich – Chairman of the Board

Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Sivov Alexander Ivanovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: NORIMET LIMITED
Abbreviated name: NORIMET LIMITED
Location: 51, Eastcheap Street, London EC3M 1JP, United Kingdom
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 91.3%
Block of ordinary shares held by the Issuer: 91.3%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Treasury operations, subscription, acquisition, sale, administration, control and management of interests in commercial, financial, industrial and real estate companies.
The entity's role in the Issuer's operations: Control and management of interests in commercial, financial, industrial companies.

Directors fo the Company

1. Adam Esah
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

2. Glotov Dmitry Aleksandrovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Managing Director

Adam Esah
Born in 1966
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "New Power Projects" National Innovation Company, Limited Liability Company
Abbreviated name: "NEP" National Innovation Company LLC
Location: Russian Federation, 119034, Moscow, Prechistenka Street 18
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
The Issuer's share in the entity's authorized capital: 74%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Design, survey, research and development, engineering, innovation operations.
The entity's role in the Issuer's operations: Coordination of research and development in hydrogen technology and fuel cells.

The Company's Charter does not provide for appointment of the Board of Directors.

The Company's Charter does not provide for appointment of an executive board.

Director General

Kuzyk Boris Nikolaevich
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Taimyrgas" Open Joint Stock Company
Abbreviated name: OJSC "Taimyrgas"
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 647000, Dudinka, Korotkaya Street 1, Bldg. 2.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 72.25%
Block of ordinary shares held by the Issuer: 72.25%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production and transportation.
The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

2. Ashkenazi Irina Alexandrovna
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

3. Glukhova Vladlena Viktorovna
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Potarina Tatiana Vasilievna
Born in 1955
Share in the authorized capital: 0.00008%
Block of ordinary shares: 0.00008%

5. Shabanov Sergei Olegovich – Chairman of the Board
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Myshakov Anton Anatolievich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Minastro Investment Limited

Abbreviated name: Minastro Investment Limited
Location: Totalserve Trust Offices, P.O. Box 3540, Road Town, Tortola, British Virgin Islands.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 56.6%
Block of ordinary shares held by the Issuer: 56.6%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Any types of operations not prohibited by applicable law of the British Virgin Islands.
The entity's role in the Issuer's operations: Since its foundation and until now the company was inactive. The question of its divesting is currently under consideration.

Appointment of the Company's executive body is not required by the Charter and applicable law.

Director

Athina Karelidou
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Arkhangelsk Commercial Seaport" Open Joint Stock Company
Abbreviated name: OJSC "Arkhmortorgport" or OJSC "AMTP"
Location: 163061, Arkhangelsk, the Northern Dvina Embankment 69.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 53.05%
Block of ordinary shares held by the Issuer: 53.05%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Organization of cargo carriage; other supporting shipping activities.
The entity's role in the Issuer's operations: Cargo warehousing and transshipment for members of the Issuer group.

Members of the Board of Directors

1. Aturin Mikhail Konstantinovich
Born in 1945
Share in the authorized capital: none
Block of ordinary shares: none

2. Bychkov Andrey Borisovich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

3. Vasilyev Denis Gennadievich
Born in 1981
Share in the authorized capital: none
Block of ordinary shares: none

4. Kuliev Rafail Idrisovich
Born in 1979
Share in the authorized capital: none
Block of ordinary shares: none

5. Potarina Tatyana Vasilyevna
Born in 1955
Share in the authorized capital: 0.00008%

Block of ordinary shares: 0.00008%

6. Saveliev Ivan Alekseevich
Born in 1942
Share in the authorized capital: none
Block of ordinary shares: none

7. Terentyeva Natalya Alexeevna
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Cherkashin Vladislav Nikolaevich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Shcherbakova Olga Vasilyevna – Chairwoman of the Board
Born in 1957
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Brovkov Viktor Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

2. Brede Nikolay Vladimirovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

3. Vadzhipov Fyodor Romanovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

4. Vorobyov Viktor Alekseevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

5. Nebuchenkov Vladimir Yevgenyevich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

6. Novokreshchenov Yuri Stanislavovich
Born in 1955
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

7. Osin Mikhail Nikolaevich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

8. Titov Vladimir Nikolaevich

Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

9. Sharkov Andrey Valentinovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Titov Vladimir Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Norilsk-Taimyr Energy Company" Open Joint Stock Company
Abbreviated name: OJSC "NTEC"
Location: 663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
Block of ordinary shares held by the Issuer: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Power and heat generation; operation of outside power facilities under contract with their owners.
The entity's role in the Issuer's operations: ***Power and heat supply of the Issuer and members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors:

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Astakhova Galina Anatolievna
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

3. Basova Yulia Vassilievna – Chairwoman of the Board
Born in – 1964
Share in the authorized capital: none
Block of ordinary shares: none

4. Dubnov Oleg Markovich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

5. Zagretdinov Ilias Shamilevich
Born in 1956
Share in the authorized capital: none
Block of ordinary shares: none

6. Zubakin Vasily Alexandrovich
Born in 1958
Share in the authorized capital: none

Block of ordinary shares: none

7. Katasonov Viktor Ivanovich
Born in 1956
Share in the authorized capital: 0.00836%
Block of ordinary shares: 0.00836%

8. Malov Aleksei Aexandrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: ***none***

9. Petrukhin Maksim Anatolyevich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

10. Samarenko Oleg Vyacheslavovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

11. Slobodin Mikhail Yuryevich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board:

1. Abramov Yevgeni Yuryevich
Born in 1970
Share in the authorized capital: none
Block of ordinary shares: none

2. Katasonov Viktor Ivanovich
Born in 1956
Share in the authorized capital: 0.00836%
Block of ordinary shares: 0.00836%

Director General

Katasonov Victor Ivanovich
Born in 1956
*Share in the Issuer's authorized capital:*0.00836%
Block of ordinary shares: 0.00836%

Full corporate name: "Taimyr Oil Company" Limited Liability Company
Abbreviated name: "Taimyr Oil Company" LLC
Location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous District, 647000, Dudinka, Korotkaya Street 1 building 2.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 51%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Geological prospecting, geophysical and geochemical survey of mineral resources; exploratory drilling.
The entity's role in the Issuer's operations: Oil-field exploration and development in the Norilsk Industrial Region.

The Company is currently in the process of liquidation; operations are controlled by the Liquidation Commission.

Full corporate name: *RioNor Exploration Limited Liability Company*
Abbreviated name: *RioNor Exploration LLC*
Location: *Russia, 123104, Moscow, Tverskoy Boulevard 13, bldg 1*
Legal status: *Subsidiary. The Issuer holds a controlling interest and therefore can influence decision-making of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).*
Share in the entity's authorized capital: 51%
The entity's share in the Issuer's authorized capital: *none*
Block of the Issuer's ordinary shares held by the entity: *none*
Primary activities: *Advice on commercial operations and management*
The entity's role in the Issuer's operations: *Management of other legal entities, assessment of technical and economic data related to geological srudy of economically important mineral deposits.*

Members of the Board of Directors

1. Jukes Steven Jeffrey
Born in 1958
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

2. Vittall Carol
Born in 1972
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3.Moody Timothey Charles
Born in 1963
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

4. Page Michael Lee
Born in 1948
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

5. Finsky Maksim Valerievich – Chairman of the Board
Born in 1966
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

6. Shchetinin Andrey Yurievich
Born in 1967
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Hegner Frank David
Born in 1955
Share in the Issuer'sauthorized capital: none
Block of ordinary shares: none

Full corporate name: ***National Innovative Company Intergeoproject Limited Liability Company***
Abbreviated name: ***Intergeoproject LLC***
Location: ***Russian Federation, Moscow***
Legal status : ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***

Share in the entity's authorized capital: *51%*
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: Geological exploration, geodetic survey, geochemical study; industrial project development related to mining, chemical and machine manufacture industries; control systems, industrical safety
The entity's role in the Issuer's operations: Geological, geophysical and geochemical exploration; industrial project development related to mining, chemical, mechanical and industrial engineering; systems engineering and safety measures.

The Company's Charter doesn't require formation of the Board of Directors or a collegial executive body.

General Director:

Filatov Alexander Dmitrievich
Born in 1962
Share in the Issuer'sauthorized capital: none
Block of ordinary shares: none

Full corporate name: "Yenisei Shipping Company" Open Joint Stock Company
Abbreviated name: OJSC "YRP" or OJSC "Yenisei Shipping Company"
Location: 660049, Krasnoyarsk, Bograd Street 15.
Legal status: Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).
Share in the entity's authorized capital: 43.92%
Block of ordinary shares held by the Issuer: 51.91%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Inland water cargo carriage.
The entity's role in the Issuer's operations: Cargo carriage for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.

Members of the Board of Directors

1. Astanina Irina Vasilievna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Baturina Galina Nikolaevna
Born in 1954
Share in the authorized capital: none
Block of ordinary shares: none

3. Bulatov Vitali Vasilyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

4. Dubov Andrey Kimovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. Isaeva Anna Andreevna
Born in 1958
Share in the authorized capital: none
Block of ordinary shares: none

6. Kardash Oleg Anatoyevich
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

7. Lukyanov Alexei Valerievich
Born in 1971
Share in the authorized capital: none
Block of ordinary shares: none

8. Matyushenko Nikolai Ivanovich – Chairman of the Board
Born in 1949
Share in the authorized capital: none
Block of ordinary shares: none

9. Muravleva Olga Fedorovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

10. Ponomaryova Nina Petrovna
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

11. Stefanenko Svetlana Mikhailovna
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Vdovina Marina Valerievna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Molochkov Nikolay Petrovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

3. Yakovlev Andrei Vasilyevich
Born in 1974
Share in the authorized capital: none
Block of ordinary shares: none

Director General

Molochkov Nikolai Petrovich
Born in 1945
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Zapolyarye" Sanatorium" Limited Liability Company
Abbreviated name: "Zapolyarye" Sanatorium" LLC
Location: Russia, 354073, Krasnodar Territory, Sochi, Pirogov Street 10.

Legal status: Dependent company. A company shall be deemed a dependent company if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 36.1%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Sanatorium-and spa treatment and medical services.
The entity's role in the Issuer's operations: Sanatorium-and-spa treatment and medical services to personnel of OJSC MMC Norilsk Nickel and other people, operation and maintenance of the sanatorium-and-spa complex in the Krasnodar Territory.

Members of the Board of Directors

1. Ananiev Vitaly Borisovich
Born in 1968
Share in the authorized capital: none
Block of ordinary shares: none

2. Pakhaleva Natalia Ivanovna – Chairwoman of the Board
Born in 1975
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Potarina Tatiana Vasilievna
Born in 1955
Share in the Issuer's authorized capital: 0.00008%
Block of ordinary shares: 0.00008%

4. Pavlov Oleg Leonidovich
Born in 1971
Share in theIssuer's authorized capital: none
Block of ordinary shares: none

5. Khabibulin Abdulkhamid Khalimovich
Born in 1955
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Dzheliev Zaurbek Khasanbekovich
Born in 1949
Share in the authorized capital: 0.00004%
Block of ordinary shares: 0.00004%

Full corporate name: "Norilskgasprom" Open Joint Stock Company
Abbreviated name: OJSC "Norilskgasprom"
Location: Russian Federation, Krasnoyarsk Territory, Norilsk.
Legal status: Dependent company. A company shall be deemed a dependent entity if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 29.39%
Block of ordinary shares held by the Issuer: 29.39%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Natural gas and condensate production; pipeline transportation of gas and relating products; exploratory drilling.

The entity's role in the Issuer's operations: Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.

Members of the Board of Directors

1. Astanina Irina Vasilievna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

2. Yefimov Sergei Valentinovich
Born in 1959
Share in the authorized capital: none
Block of ordinary shares: none

3. Zakharova Alexandra Ivanovna
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

4. Zhuravlev Sergey Igorevich
Born in *1970*
Share in the authorized capital: none
Block of ordinary shares: none

5. Ivanov Dmitry Ivanovich
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

6. Kuznetsov Vladimir Viktorovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

7. Ponomaryov Andrey Nikolaevich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

8. Samarenko Oleg Vyacheslavovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

9. Samokhina Galina Yevgenyevna
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

10. Tikhonov Viktor Valentinovich — Chairman of the Board
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

11. Trotsenko Svetlana Vitalievna
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Myshakov Anton Anatolievich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: Territorial Power Generating Company No. 14, Open Joint Stock Company
Abbreviated name: OJSC TGC-14
Location: Russian Federation, 672090, Chita, ul. Lazo, 1
Legal status: Dependent company. A company is deemed a dependent entity if another (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.81%
Block of ordinary shares held by the Issuer: 27.81
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Electric and thermal power generation.
The entity's role in the Issuer's operations: Power supply for members of the Issuer's group.

Members of the Board of Directors

1. Alferov Vladimir Gennadievich
Born in 1954
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

2. Bolshakov Andrei Nikolaevich
Born in 1955
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3.Zholnerchik Svetlana Semenovna
Born in 1964
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

4. Zagretdinov Ilias Shamilievich
Born in 1956
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

5. Zarkhin Vitali Yurievich
Born in 1976
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

6. Zakharyuta Marina Sergeevna
Born in 1973
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

7 .Nagoga Margarita Georgievna
Born in 1971
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

8. Poyarkov Ivan Sergeevich

Born in 1976
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

9. Rukosuev Maksim Arkadievich – Chairman of the Board of Directors
Born in 1980
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

10 Shvetsova Marina Vladimirovna
Born in 1964
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

11. Shumilov Alexander Alexandrovich
Born in 1967
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

Members of the Management Board :

1. Alferov Vladimir Gennadievich
Born in 1954
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

2. Anisina Oksana Romanovna
Born in 1975
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Balovnev Valeri Pavlovich
Born in 1955
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

4. Dragina Lyudmila Viktorovna
Born in 1971
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

5. Korkin Evgeni Alexandrovich
Born in 1968
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

6. Lizunov Aleksei Anatolievich
Born in 1971
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

7. Starostin Anatoli Vladimirovich
Born in 1953
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

General Director:

Alferov Vladimir Gennadievich
Born in 1954
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarskenergo" Open Joint Stock Company
Abbreviated name: OJSC "Krasnoyarskenergo"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status: Dependent company. A company is deemed a dependent entity if another (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.7%
Block of ordinary shares held by the Issuer: 25.38%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Thermal power plant operation.
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Basova Yulia Vasilievna
Born in 1964
Share in the authorized capital: none
Block of ordinary shares: none

2. Borisenko Alexander Semenovich – Chairman of the Board
Born in 1961
Share in the authorized capital: none
Block of ordinary shares: none

3. Grafova Vera Alexandrovna
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

4. Guryanov Denis Lvovich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

5. Malov Alexei Alexandrovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

6. Nikitin Vitali Alexandrovich
Born in 1981
Share in the authorized capital: none
Block of ordinary shares: none

7.Skripacheva Marina Anatolievna
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

8. Shlegel Alexander Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Shumilov Alexander Alexandrovich
Born in 1967

Share in the authorized capital: none
Block of ordinary shares: none

Members of the Management Board

1. Bulankin Valeriy Alexandrovich
Born in 1947
Share in the authorized capital: none
Block of ordinary shares: none

2. Kobelev Oleg Vladimirovich
Born in 1969
Share in the Issuer's authorized capital: none
Block of ordinary shares: none

3. Medvedeva Yulia Gennadievna
Born in 1975
Share in theIssuer's authorized capital: none
Block of ordinary shares: none

4. Raifikesht Vladimir Fedorovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

5.Rogler Gustav Gustavovich
Born in 1949
Share in the Issuer's authorized capital: none
Block of ordinary shares: *none*

6. Soldatenko Vladimir Alexandrovich
Born in 1950
Share in the authorized capital: none
Block of ordinary shares: none

7. Tarasov Nikolai Nikolaevich
Born in 1953
Share in the authorized capital: none
Block of ordinary shares: none

8. Shlegel Alexander Eduardovich
Born in 1951
Share in the authorized capital: none
Block of ordinary shares: none

9. Yakimenko Andrey Alekseevich
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

Managing Company:

Full corporate name: Inter-Regional Distribution Grid of Siberia, Open Joint Stock Company
Abbreviated corporate name: OJSC MRSK of Siberia
Location: 660021 Krasnoyarsk, ul. Bograda 144a.
Share in the Issuer's authorized capital: none
Share of common stock: none

Full corporate name: "Krasnoyarskenergosbyt" Open Joint Stock Company

Abbreviated name: OJSC "Krasnoyarskenergosbyt"
Location: 660049, Russian Federation, Krasnoyarsk, Dubrovinsky Street 43.
Legal status: Dependent company. A company is deemed a dependent entity if another (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47%
Block of ordinary shares held by the Issuer: 25.26%
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Wolesale and retail operations on the electric power markets.
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Akhrimenko Dmitry Olegovich
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

2. Yermakov Valery Maratovich – Chairman of the Board
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

3. Dolgikh Vyacheslav Mikhailovich
Born in 1969
Share in the authorized capital: none
Block of ordinary shares: none

4. Kirillov Yuri Aleksandrovich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

5. Kostyuk Mikhail Dmitrievich
Born in 1952
Share in the authorized capital: none
Block of ordinary shares: none

6. Moskvin Aleksei Vasilievich
Born in 1978
Share in the authorized capital: none
Block of ordinary shares: none

7. Pavlova Yelena Vladimirovna
Born in 1976
Share in the authorized capital: none
Block of ordinary shares: none

8. Rebenchuk Anatoly Fedorovich
Born in 1949
Share in the authorized capital: 0.00012%
Block of ordinary shares: 0.00012%

9. Sysoyev Viktor Fedorovich
Born in 1948
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Krasnoyarsk Trunk Grids" Open Joint Stock Company
Abbreviated name: OJSC "Krasnoyarsk Trunk Grids"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.
Legal status: Dependent company. A company is deemed a dependent entity if another (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: 25.47 %
Block of ordinary shares held by the Issuer: 25.26 %
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Services in power transmission and distribution.
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Besschetny Dmitry Grigorievich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

2. Goncharov Yuri Vladimirovich – Chairman of the Board
Born in 1977
Share in the authorized capital: none
Block of ordinary shares: none

3. Davydkin Maksim Yakovlevich
Born in 1963
Share in the authorized capital: none
Block of ordinary shares: none

4. Zhigarev Vladimir Aleksandrovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

5. Levykin Vladimir Dmitrievich
Born in 1982
Share in the authorized capital: none
Block of ordinary shares: none

6. Makarenko Yuri Leonidovich
Born in 1961
Share in the authorized capital: 0.00032%
Block of ordinary shares: 0.00032%

7. Nasryiev Rifkhat Gazisovich
Born in 1957
Share in the authorized capital: 0.00016%
Block of ordinary shares: 0.00016%

8. Seliverstova Svetlana Aleksandrovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

9. Khromov Roman Leonidovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

The Company's Charter does not provide for appointment of an executive board.

Director General

Martsinkevich Konstantin Leonidovich
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

Full corporate name: "Tyvaenergo-Holding" Open Joint Stock Company
Abbreviated name: OJSC "Tyvaenergo-Holding"
Location: 660021, Russian Federation, Krasnoyarsk, Bograd Street, 144A.
Legal status: Dependent company. A company is deemed a dependent entity if another (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal Law "On Joint Stock Companies").
Share in the entity's authorized capital: *25.47 %*
Block of ordinary shares held by the Issuer: 25.26 %
The entity's share in the Issuer's authorized capital: none
Block of the Issuer's ordinary shares held by the entity: none
Primary activities: Securities investments
The entity's role in the Issuer's operations: Power supply for members of the Issuer group located within the Krasnoyarsk Territory.

Members of the Board of Directors

1. Belyaev Dmitry Alexandrovich
Born in: 1983.
Share in the authorized capital: none
Block of ordinary shares: none

2. Gmyzin Nikolai Ivanovich
Born in 1956.
Share in the authorized capital: 0.00018%
Block of ordinary shares: 0.00018%

3. Gusev Andrey Leonidovich
Born in 1973
Share in the authorized capital: none
Block of ordinary shares: none

4. Yegorov Andrey Yurievich
Born in 1957.
Share in the authorized capital: 0.00014%
Block of ordinary shares: 0.00014%

5. Karnaukhov Igor Viktorovich
Born in 1960
Share in the authorized capital: none
Block of ordinary shares: none

6. Kiseleva Yelena Alexandrovna
Born in 1975
Share in the authorized capital: none
Block of ordinary shares: none

7. Kolokoltsev Alexandr Alexandrovich - Chairman of the Board
Born in 1962
Share in the authorized capital: none
Block of ordinary shares: none

8. Nekipelov Yuri Borisovich
Born in 1972
Share in the authorized capital: none
Block of ordinary shares: none

9. Ryutin Oleg Ivanovich
Born in 1961
Share in the authorized capital: 0.00016%
Block of ordinary shares: 0.00016%

The Company's Charter does not provide for appointment of an executive board.

Director General

Salkov Oleg Ivanovich
Born in 1965
Share in the authorized capital: none
Block of ordinary shares: none

*- information on equity interest of subsidiary and affiliated companies and these companies' officials in the Issuer is given on the basis of the shareholder register of OJSC MMC Norilsk Nickel.

3.6. Composition and Value of the Issuer's Fixed Assets, Scheduled Fixed Assets Acquisition, Replacement, Retirement and Encumbrance of the Issuer's Fixed Assets

3.6.1. Fixed assets

No.	Groups of fixed assets	Acquisition (replacement) cost, RUB thousand	Accumulated depreciation, RUB thousand
	31.12.2006		
1	Plots of land and areas of natural resources	-	-
2	Buildings	50,248,797	9,597,649
3	Machinery and equipment	35,294,501	16,284,438
4	Transport vehicles	4,579,900	759,186
5	Production tools and equipment	1,276,329	654,518
6	Other fixed assets	78,355	25,453
	Total, RUB thousand:	**91,477,882**	**27,321,244**
	31.03.2007		
1	Plots of land and areas of natural resources	-	-
2	Buildings	50,562,411	9,983,237
3	Machinery and equipment	34,592,997	16,327,146
4	Transport vehicles	4,579,617	831,086
5	Production tools and equipment	1,214,492	631,563
6	Other fixed assets	69,557	23,483
	Total, RUB thousand:	**91,019,074**	**27,796,515**

No revaluation of fixed assets of OJSC MMC Norilsk Nickel has been performed.

Information on the methods of depreciation calculation by groups of fixed assets is given in the chapter "Depreciation of fixed assets" of the Issuers' Accounting Policy.

Encumbrance of fixed assets:

255 lease agreements were executed for movable and immovable property. Total rent under the agreements amounts to RUB209,839.9 thousand.

During the reporting period no fixed assets accounting for 10 or more per cent of fixed assets value have been acquired, replaced or decommissioned.

IV. Financial and Business Operations of the Issuer

4.1. Financial and Business Results of the Issuer

4.1.1 Profits and losses

Indicators showing the Issuer's profits and losses:

Item	2002	2003	2004	2005	2006	1 Q2007
Revenue, RUB 000'	*88,342,100*	*135,326,905*	*163,376,131*	*171,137,508*	*262,600,253*	*69,609,456*
Gross income, RUB 000'	*39,538,455*	*73,127,194*	*94,549,384*	*108,452,107*	*200,462,030*	*55,788,853*
Net profit (retained profit (uncovered loss)), RUB 000'	*3,701,335*	*36,483,882*	*51,143,620*	*58,159,465*	*121,174,531*	*34,679,166*
Return on assets, %	*2.40*	*20.60*	*23.30*	*25.67*	*44.81*	*11.36*
Return on equity, %	*1.67*	*14.19*	*16.11*	*17.28*	*33.42*	*8.60*
Net profit ratio, %	*4.19*	*26.96*	*31.30*	*33.98*	*46.14*	*49.82*
Products (sales) profitability, %	*38.43*	*46.51*	*49.93*	*57.06*	*72.09*	*75.44*
Turnover of capital, %	*49.68*	*67.27*	*68.86*	*69.75*	*90.85*	*21.50*
Uncovered loss at the reporting date, RUB thous.	-	-	-	-	-	-
Ratio of uncovered loss at the reporting date to the balance sheet currency, %	-	-	-	-	-	-

The Company's net profit for the year 2006increased by 197% as compared to 2002, and reached RUB 121.2 bln. This growth in the last five years is connected with sales revenues increase, which in its turn is the result of high metal prices.

Net profitability ratio has been growing for the last five years and in2006 it reached 46.14%.As compared to 2002, this ratio has increased by 11 times.

Profitability ratios for the Company's assets and equity, as well as capital turnover ratio over the last five years also show stable positive dynamics.

Under the Company's Charter and other internal document, the Issuer's Quarterly Report doesn't require an approval of the Board of Directors or Management Board.

4.1.2. Factors affecting the Issuer's sales revenue and operating profit

The basic factors affecting the amount of revenues in the sales of products (works, services) by OJSC MMC Norilsk Nickel are selling prices, sales volumes, and fluctuations of RUB/USD exchange rate.

The extent to which the above mentioned factors influence the amount of revenues is shown in the table below:

Item	2002	2003	2004	2005	2006	1Q2007*
Selling prices	**-66.4**	**+24.4**	**-53.0**	**+5.8**	**+8.8**	**-50.3**
Sales volumes	**+158.0**	**+83.2**	**+192.9**	**+119.0**	**+53.0**	**+109.7**
Ruble to US dollar exchange rate	**+8.4**	**-7.6**	**-39.9**	**-24.8**	**-4.2**	**-6.6**

* as compared to the same period of the previous year

Under the Company's Charter and other internal document, the Issuer's Quarterly Report doesn't require an approval of the Board of Directors or Management Board.

4.2. Liquidity, availability of capital and current assets

Indicators characterizing the Issuer's liquidity:

Indicator	2002	2003	2004	2005	2006
Working capital, RUB 000'.	*23,133,101*	*25,662,737*	*14,603,606*	*(10,577,977)*	*41,080,691*
Fixed asset index	*0.85*	*0.86*	*0.93*	*1.05*	*0.85*
Current liquidity ratio	*2.07*	*1.89*	*1.40*	*1.09*	*1.81*
Quick liquidity ratio	*0.64*	*0.96*	*0.80*	*0.59*	*1.20*
Sensitivity of own assets	*0.70*	*0.69*	*0.69*	*0.67*	*0.75*

Indicator	1 Q 2006	1 Q 2007
Working capital, RUB 000'.	*(2,516,922)*	*72,355,355*
Fixed asset index	*1.01*	*0.76*
Current liquidity ratio	*1.19*	*2.14*
Quick liquidity ratio	*0.64*	*1.56*
Sensitivity of own assets	*0.64*	*0.76*

The Company's working capital increased to RUB 41.1 bln over 2006. The main factor behind this year-on-year growth is the increase in the Company's capital. In the first quarter of 2007 this growth continued and at 31.03.2007 the Company's own current assets reached RUB 72.3 bln. As compared to the first quarter of 2006, this figure has increased by RUB 74.9 bln, also on the account of the Company's capital.

Fixed asset index decreased to 0.85 in 2006 as compared to 2005, which is the result of Polyus Gold spin-off and increase in the Company's capital. This index continues to decrease in the first quarter of 2007 due to capital growth. As compared to the first quarter of 2006, this index decreased by 0.25 (from 0.76).

Growth of liquidity ratios in 2006 is caused by growing current assets and a substantial reduction of short-term liabilities. The situation still persists in the 1Q2007. As compared to the first quarter of 2006, Company liquidity ratios have increased, coused by growing current assets.

Neither the Charter nor any internal documents of OJSC MMC Norilsk Nickel require that the Issuer's Quarterly Report should be approved by the Board of Directors or the Management Board of the Company.

4.3. Amount and structure of the Issuer's Capital and Current Assets

4.3.1. Amount and structure of the Issuer's capital and current assets

Amount and structure of the Issuer's capital

Indicator	31.12.2006		31.03.2007	
Authorized capital, RUB 000'	amount	share, %	amount	share, %
Total value of shares bought back for subsequent sale (transfer), RUB 000'*	*190,628*	*0.07*	*190,628*	*0.06*
Percentage of shares bought back for subsequent sale (transfer) in total outstanding stock (authorized capital); %	*(26,321,315)*	*-9.80*	*(26,321,315)*	*-8.68*
Amount of reserve capital created by deductions	*3.93*		*3.93*	

from profits, RUB 000'				
Additional capital, RUB 000'	*28 594*	*0.01*	*28,594*	*0.01*
Undistributed net profit of prior years, RUB 000'	*48,188,179*	*17.94*	*48,187,669*	*15.89*
Uncovered loss/net profit of the reporting period, RUB 000'	*246,513,561**	*91.78*	*281,181,871*	*92.72*
Target financing funds, RUB 000'	*121,174,531*	*45.11*	*34,679,166*	*11.44*
Total capital value, RUB 000'	-	-	-	-
	*268,599,647**	*100.00*	*303,267,447*	*100.00*

Information is presented as in the balance sheet at 31.12.2006. Under accounting rules ("Account of assets and liabilities expressed in foreign currencies", approved by the Ministry of Finance of the Russian Federation on 27.11.2006 No. 15n), in the accounting documents existing at 01.01.2007, all contract payments expressed in foreign currencies but payable in Russian Roubles were translated into Russian Roubles, with difference (plus or minus) being accounted as retained profit. The resulting retained profit at 01.01.2007 amounts to RUB 246 502 705 thousand, and total capital is RUB 268 588 791thousand.

The amount of the authorized capital given in this section is consistent with the constituent documents of OJSC MMC Norilsk Nickel.

The total value of the Company's capital as of 31.12. 2006 amounts to RUB 268.6 bln; annual growth is + RUB 46.7 bln (21%). Main factors underlying this growth:
-higher retained profit value (+ RUB32.2 bln)

- ***redemption of shares bought from shareholders in 2005 and accounted as expenses (+RUB 40.9 bln)***
- ***additional shares buy-back from the shareholders (- RUB 26.3)***

Retained profit ratio in 2006 was 91.7%.

Total capital valu at 31.03.2007 amounts to RUB 303.3 bln. Its growth is caused by the increase in the retained profit value.

Amount and structure of current assets:

Items	31.12.2006		31.03.2007	
	amount	share, %	amount	share, %
Stocks	*40,209,766*	*29.34*	*41,308,068*	*23.65*
VAT on assets acquired	*5,053,731*	*3.69*	*5,185,738*	*2.97*
Accounts receivable	*45,173,697*	*32.96*	*44,865,391*	*25.69*
Short-term financial investments	*42,821,813*	*31.24*	*78,962,053*	*45.21*
Cash assets	*3,602,349*	*2.63*	*4,155,624*	*2.38*
Other current assets	*204,944*	*0.15*	*179,656*	*0.10*
Total	*137,066,300*	*100.00*	*174,656,530*	*100.00*

At the end of 2006, the share of high-liquidity current assets (Nos. 4-5) was 33.9%. This indicator has increased by 16.3% as compared to 2005, mainly due to the increase in short-term investments.

The share of high-liquidity current assets in total current assets at 31.03.2007 is 47.6%.

The Company policy with regards to current asset financing consists in the following:

- ***Financing of operating activity using own capitals.***
- ***Use of short-term borrowings for financing cash gaps***
- ***Expansion of financial tools used in short-term financing.***

4.3.2. Financial investments

List of the Issuer's financial investments in equity securities accounting for 10 and more per cent of all its financial investments:

Type of securities: shares;

Full corporate name: ***Open Joint Stock Company "Russian Joint Stock Company for Non-Ferrous and Precious Metals Production "Norilsk Nickel";***

Abbreviated corporate name: ***OJSC "RAO "Norilsk Nickel";***

Location: ***Russian Federation, Taimyr (Dolgano - Nenetsky) Autonomous District, Dudinka, Korotkaya Street 1, building 2;***

State registration numbers of equity securities issues, dates of state registration, and registration bodies that perform state registration of equity securities:

Number MF19-1n-00458 registered on 14.06.1994 with the Department for Securities and Financial Market of the Ministry of Finance of the Russian Federation;

Number 1-02-00107-A registered on 5.12.1997 with FCSM of Russia;

Number 1-03-00107-A registered on 29.03.1999 with FCSM of Russia;

Number 1-04 00107-A registered on 13.07.2000 with FCSM of Russia;

Number of securities held by the Issuer: ***183,192,229;***

Total nominal value of securities held by the Issuer: ***45,798,057.25 Rubles;***

Total book value of securities held by the Issuer: ***48,465,263,401.06 Rubles;***

Dividend on preferred shares or procedure for its determination in 2005: ***0 Rubles;***

Dividend on ordinary shares in 2005: ***0 Rubles;***

Type of securities: shares, global depositary receipts

Full corporate name: ***Russian Open Joint-Stock Company for energy industry and electrification "UES of Russia";***

Abbreviated corporate name: ***OJSC RAO "UES of Russia";***

Location: ***119526, Moscow, Vernadsky Avenue 101, building 3;***

State registration number of issue of preference shares held by the Issuer: ***2-01-00034-A registered on 17.06.2003 with FCSM of Russia;***

State registration number of issue of ordinary shares held by the Issuer: ***1-01-00034-A registered on 17.06.2003 with FCSM of Russia;***

State registration number of issue of global depositary receipts held by the Issuer: ***GDR ISIN US 9046882075;***

Number of preference shares held by the Issuer: ***500,000,000;***

Number of ordinary shares held by the Issuer: ***489,400,000;***

Number of global depositary receipts held by the Issuer: ***5,269,700;***

Total nominal value of preference and ordinary shares held by the Issuer: ***758,185,000 Rubles.***

Total book value of securities held by the Issuer: ***17,585,880,460.63 Rubles;***

2005 dividend on preferred shares : ***0.1939 Rubles per share;***

2005 dividen on ordinary shares: ***0.0574 Rubles per share.***

Information on provisions for securities depreciation:

Total provision to cover depreciation of financial investments as at 01.01.2006 – ***518,572 thousand Rubles.***

Total provision to cover depreciation of financial investments as at 31.12.2006 – ***682,286 thousand Rubles.***

No provision to cover depreciation of securities was made in 1 Q 2007, and no reserve funds to cover depreciation of securities were used in 1 Q 2007.

The information on other financial investments accounting for 10 and more per cent of all its financial investments.

The Issuer's investments in non-equity securities and other financial investments accounting for 10 and more per cent of all its financial investments:

Under Loan Agreement of 21.03.2007 No. HH/325-2007 in 1Q2007 the Issuer provided a loan to OJSC Norilsk Combine for the period of one year. Total amount of this loan is RUB 60 995 000 thousand, i.e 27.77% of the total Issuer's investments as at 31.03.2007. The loan maturity date is 22.03.2008.
Information on the Borrower::
Full name: ***Open Joint Stock Company, A.P. Zavenyagin Norilsk Mining and Metallurgical Combine ;***
Abbreviated name: ***OJSC Norilsk Combine ;***
Location: ***Russian Federation, Krasnoyarsk Territory, Norilsk;***
Taxpayer Inentification Number: ***2457009990.***

The information on financial investments is presented here in accordance with the Russian Accounting Standards on "Investment Accounting" as approved by Order of the Ministry of Finance of Russia dated 10.12.2002 No.126n.

4.3.3. Intangible assets

Information on the structure of intangible assets, their acquisition (replacement) cost and accumulated amortization:

Group of Intangible Assets	Acquisition Cost	Accumulated Depreciation
At 31.12.2006		
Exclusive right of owner for a trademark	*897*	*352*
Exclusive right of patent-holder for an invention	*54,339*	*9,973*
TOTAL, RUB thousand	*55,236*	*10,325*
At 31.03.2007		
Exclusive right of owner for a trademark	*897*	*375*
Exclusive right of patent-holder for an invention	*54,339*	*11,000*
TOTAL, RUB thousand	*55,236*	*11,375*

The information on intangible assets is presented here in accordance with the Russian Accounting Standards on "Intangible Assets Accounting" approved by Order of the Ministry of Finance of Russia dated 16.10.2000 No.91n.

4.4. The Issuer's Policy and Investments in Scientific and Technological Development, Licenses, Patents, New Research and Developments

The Company management (Protocol of the Management Board No. ГМК/24-пр-п of May 16, 2006 and Protocol of the Board of Directors No. ГМК/14-пр-сд of June 30, 2006) approved «The Summary of MMC Norilsk Nickel's Strategic Development in the Period to 2020»

The Issuer's research and development activity is intended to support the Strategic Guidelines implementation by the results of research and development, feasibility studies, design and exploration.

The Company oversees the implementation of major strategic projects.

With a view to improve cost-efficiency in applying the results of research and development, and to create a background for transition to a new qualitative level of technological development management, activities have been continued related to the implementation of a new reporting system, which will be based on certificates of comprehensive assessment of the results of research and development. Among other developments the following may be listed: "The Corporate Standard of OJSC MMC Norilsk Nickel for professional competence of employees involved in implementing innovative projects", a set of training and methodical materials on the subject "Principles of innovative technologies". 52 employees may study this subject via a remote education system.

To integrate D&D results into investment projects and improve the efficiency of the corporate investments, a special program has been launched. Under this program a new project-based approach to R&D management should be formulated and implemented.

No risks related to possible expiration of trademark licenses were identifed.

Total R&D expenses of the Issuer in the first quarter of 2007 amounted to RUB15.86 mln.

4.5 Analysis of Developments in the Industry where the Issuer operates

Metal price growth over the last four years represents the longest period of growth for the last 50 years. In 2005-2006 prices were always high due to the following main reasons:

- *strong global demand underpinned by industrial development in Asian countries;*
- *increasing production costs and costs of new capacity installation including:*
- *higher actual expenses in mining*
- *depletion of mineral reserves*
- *more difficult mining conditions*
- *more expensive enrgy sources*
- *increasing number of shut-downs (because of high financial obligations that governments apply to mining companies)*

All these factors show that the capital expenses of mining companies may only grow in the future, and this will lead to further increases in metal prices.

Key performance indicators of the Company correspond in all aspects to the trends listed above:

- *revenues from sales grew by 270% over the last five years;*
- *production costs increased by 65% since 2002.*

It is to note that in the last three years the Company had the best EBITDA margin in the industry: 37% in 2003; 47% in 2004; 52% in 2005, 68% in 2006.

Neither the Charter nor any internal documents of OJSC MMC Norilsk Nickel require that the Issuer's quarterly report should be approved by the Board of Directors or the Management Board of the Company.

4.5.1. Factors and conditions affecting the Issuer's performance

The world's market prices for non-ferrous and precious metals represent the main factor, which is able to change considerably the Company's performance results.

According to analysts' forecasts, all key conditions that support high price levels, will remain in place.

The second factor that may influence the amount of revenues is USD/RUB exchange rate.

In 2000-2003 US dollar grew, and this was a favorable factor for the Company's revenues. The highest growth rate was recorded in 2002 (+7.6%). Since 2003 US dollar has been falling: - 2.5% in 2003; -6.0% in 2004; -1.7% in 2005. Actual USD/RUB exchange rate in 2006 was RUB 27.14:1, which is RUB 1.17 below the level of 2005 (-4.2%). This trend still persists in 1Q2007 (-3.1%).

Other factors affecting the amount of revenues include:

- *inflation;*
- *increasing fuel prices;*
- *tougher legislation governing labor safety and environment protection;*
- *production risks related to severe climatic conditions of the Far North.*

All these risks may significantly affect the Company's operations, sales, profits, assets, liquidity and capital reserves.

4.5.2. Competitors of the Issuer

Major competitors of OJSC MMC Norilsk Nickel are:

On the nickel market — CVRD (Canadian Division), Xstrata (Canadian Division), Jinchuan (China);
On the copper market — Codelco (Chile), Phelps Dodge (USA), BHP Billiton (Australia), Urals Mining and Metallurgical Company (Russia);
On the PGM market — Anglo Platinum (South Africa), Impala (South Africa), Lonmin (South Africa).

Factors that support the competitiveness of the Company products:

In logistics:
- *availability of own raw materials with high metal contents;*
- *availability of cheap power sources.*

In production:
- *availability of advanced technology;*
- *operation of state-of-the-art equipment;*
- *affiliated specialized research institute;*
- *high-skilled personnel.*

In marketing:
- *low production costs (by virtue of the above factors);*
- *efficient product delivery logistics;*
- *broad distribution network and end-use - oriented sales;*
- *products' compliance with international standards.*

V. Details of Members of the Issuer's Managing bodies, Internal Audit System and brief information on employees (personnel)

5.1. Structure and Powers of the Issuer's Managing bodies

Supreme management powers in the Company are vested in the General Shareholders Meeting.

The Board of Directors is empowered to exercise general management of the Company operations except resolving matters within authority of the General Shareholders Meeting under the Charter.

Everyday management of the Company is exercised by Director General (single executive) and the Management Board (executive board).

Powers of the general shareholders meeting as provided for in the Charter:

5.19. The following issues shall come within authority of the Meeting:
5.19.1. amendment and modification of the Charter or approval of the revised Charter version;
5.19.2. reorganization of the Company;
5.19.3. liquidation of the Company, appointment of the liquidation committee and approval of intermediate and final liquidation balance sheet;
5.19.4. determination of the composition, election and dismissal of the Board of Directors;
5.19.5. determination of the number, par value and classes (types) of authorized shares and powers assigned to such shares;
5.19.6. increase of the authorized capital by increasing par value of existing shares or issuing of additional shares as provided for by the Federal Law;
5.19.7. reduction of the authorized capital by reducing par value of existing shares, acquisition by the Company of outstanding shares to reduce their total number or redemption of acquired or bought out shares;
5.19.8. election and premature dismissal of the Audit Commission;
5.19.9. approval of the Company auditor;
5.19.10. approval of annual statements, annual accounts including profit and loss accounts of the Company and distribution of annual profits and losses including payment (declaration) of dividends;
5.19.11. approval of proceedings of the General Shareholders Meeting;
5.19.12. election and premature dismissal of the accounting board;
5.19.13. splitting and consolidation of shares;
5.19.14. approval of transactions described in Article 83 of the Federal Law;
5.19.15. approval of major transactions described in Article 79 of the Federal Law;
5.19.16. purchase of outstanding shares of the Company as specified by the Federal Law;
5.19.17. resolution on participation in holding companies, financial and industrial groups, associations and other business alliances;
5.19.18. approval of internal regulative documents;
5.19.19. other matters provided for in the Federal Law.

Powers of the Issuer's Board of Directors under the Charter:

6.3. Powers of the Board of Directors:
6.3.1. The Board of Directors shall be empowered to exercise general management of the Company except resolving matters within authority of the General Shareholders Meeting.

6.3.2. The Board of Directors shall not delegate to executive bodies of the Company any matters vested in its authority under the Federal Law and this Charter.
6.3.3. The Board of Directors shall be empowered to:
6.3.3.1. determine priority lines, concepts and strategy of the Company development and method of implementation thereof, approve the Company's plans and budgets and any modification thereof;
6.3.3.2. convene the annual and extraordinary Meeting except as specified by the Federal Law;
6.3.3.3. approve the agenda of the Meeting;
6.3.3.4. fix the date of registration of persons entitled to attend the Meeting and resolve other matters relating to the preparation and holding of the Meeting vested in the Board of Directors by the Federal Law;
6.3.3.5. submit to the Meeting matters specified in paragraphs 5.19.2, 5.19.6, 5.19.13-5.19.18 of this Charter;
6.3.3.6. issue debentures and other regular securities of the Company including convertible debentures and other convertible regular securities as provided for by the Federal Law;

6.3.3.7. determine the price (value) of assets, securities issue and redemption price as provided for by the Federal Law;

6.3.3.8. redeem outstanding shares, debentures and other securities of the Company as provided for by the Federal Law;

6.3.3.9. appoint and dismiss executive bodies of the Company:

— elect and remove Director General, fix the remuneration and compensation payable to and approve and terminate the contract with Director General;

— elect the Management Board of the Company (on presentation by Director General), fix the remuneration and compensation payable to and approve and terminate the contracts with members of the Management Board;

6.3.3.10.recommend on the size of the remuneration and compensation payable to members of the Audit Committee and the Company auditor fee;

6.3.3.11.recommend on the size of dividends on shares and payment procedure;

6.3.3.12.spend reserve and other funds of the Company;

6.3.3.13.approve by-laws of the Company except those to be approved by the Meeting under the Federal Law and by the Company's executive bodies under this Charter;

6.3.3.14.establish (wind up) branches and open (close) representative offices of the Company;

6.3.3.15.approve participation of the Company in other entities and transactions in members' shares held by the Company which result or may result in disposal or encumbrance of such shares and make other decisions which may results in the change of the Company's interests in other entities (resolutions to refrain from the exercise of pre-emptive rights, to subscribe to shares, etc.);

6.3.3.16.approve major transactions as provided for by the Federal Law;

6.3.3.17.approve non-arm's length transactions as provided for by applicable law;

6.3.3.18.approve the Registrar of the Company, approve and terminate the contract with the Registrar;

6.3.3.19.increase the authorized capital of the Company through the issue of additional shares within the number and classes (types) specified for authorized shares;

6.3.3.20.approve securities issues, issue reports and prospectuses as specified by applicable federal law and other regulations;

6.3.3.21.convene the general holding meeting of the subsidiary and approve the agenda thereof unless otherwise specified by the subsidiary's Charter;

6.3.3.22.amend and modify this Charter as provided for by the Federal Law;

6.3.3.23.exercise control over the execution of the budgets approved by the Board of Directors;

6.3.3.24.approve regulations for the Company's branches and representative offices;

6.3.3.25.approve the Company's dividend policy;

6.3.3.26.approve the internal control system and procedures and the management information system;

6.3.3.27.appoint (remove) chairman of the Company's auditing department and fix the his remuneration;

6.3.3.28.approve requirements to nominees to and the appointment procedure of the auditing department personnel;

6.3.3.29.approve the Regulations for the auditing department of the Company;

6.3.3.30.specify requirements to nominees to the Management Board and Director General of the Company;

6.3.3.31.appoint (remove) Secretary of the Company, approve the contract and the remuneration of such Secretary;

6.3.3.32.approve the Regulations for the Secretariat of the Company;

6.3.3.33.approve transactions to the amount Two (2) and more per cent of balance-sheet value of the Company's assets recorded on the last balance-sheet date;

6.3.3.34.identify basic risks inherent in the Company's operations and implement measures and procedures of risk management;

6.3.3.35.approve public relations and investor policy;

6.3.3.36.exercise supervision over management of the Company and financial and business operations thereof, appraise performance of Director General and members of the Management Board and exercise control over compliance with resolutions of the Board of Directors;

6.3.3.37.resolve on the invitation of independent observers to supervise the counting of votes at the Meeting;

6.3.3.38.appoint committees consisting of members of the Board of Directors;

6.3.3.39.vest in members of the Management Board responsibility for supervision over particular lines of the Company operations;

6.3.3.40.elect and dismiss deputy chairman (chairmen) of the Board of Directors;

6.3.3.41.appoint (remove) Secretary of the Board of Directors;

6.3.3.42.determine the procedure of voting by shares held by the Company in other business entities on the increase of the authorized capital, reorganization or liquidation of such business entities;

6.3.3.43.resolve other matters provided for by the Federal Law.

Powers of the Issuer's single executive and executive board under theCharter:

7.8. The Powers of the Management Board:
7.8.1. prepare and submit to the Board of Directors proposals for amending the Company's Charter;
7.8.2. compile and submit to the Board of Directors preliminary reports on the Company's financial and business operations;
7.8.3. prepare proposals for the transactions to be approved by the Meeting or the Board of Directors;
7.8.4. review and appraise financial and business results of the Company including the execution of approved plans, programs and review reports and other information on operations of the Company, its subsidiaries, branches and representative offices;
7.8.5. prepare proposals for the spending of the Company's reserve fund;
7.8.6. discuss materials to be presented to meetings of the Board of Directors;
7.8.7. appoint managers of branches and representative offices of the Company;
7.8.8. determine the procedure of voting by shares held by the Company in other business entities except as otherwise provided for in paragraph 6.3.3.43 hereof;
7.8.9. appoint representative of the Company at general shareholders meetings of business entities in which the Company holds interests and issue voting instructions according to the resolution of the Management Board or the Board of Directors.

The Issuer has no internal regulations on the corporate conduct.

Changes and amendments made in p. 10.4 of the Charter of OJSC MMC Norilsk Nickel were registered in the reporting period.

The full version of the effective Charter of OJSC MMC Norilsk Nickel with amendments and modification, and internal documents regulating the performance of the Issuer's management bodies are available on the following Internet-site: http://www.nornik.ru/investor/shareholder/int_document/

5.2. Members of the Issuer's Managing Bodies

Members of the Board of Directors

Chairman: Klishas Andrey Alexandrovich

Members of the Board of Directors:

Bugrov Andrey Yevgenyevich

Born in: 1952

Education: higher education (Moscow State Institute of Foreign Relations), post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 1993-2002
Entity: World Bank Group (Washington, USA)
Office: Representative of the Russian Federation in the World Bank Group, Executive Director of the International Bank for Reconstruction and Development (IBRR) and the International Finance Corporation (IFC), Washington (USA)

Period: 2002-2004
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002-2003
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors, President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – 2006
Entity: Chamber of Commerce and Industry of the Russian Federation
Office: member of the Management Board, member of the Committee for Financial Markets and Lending Institutions

Period: 2002 – present time
Entity: Non-governmental Organization "Council for Foreign and Defense Policy"
Office: member of the Board of Directors

Period: 2003 – present time
Entity: AIG-INTERROS ADVISOR, LTD.
Office: Director

Period: 2003 – present time
Entity: AIG-INTERROS RCF, LTD.
Office: Director

Period: 2003 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – 2006
Entity: "Fincom — Investments and Management" Limited Liabilities Company
Office: Chairman of the Supervisory Board

Period: 2003 – present time
Entity: "Open Investments" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Managing Director, member of the Board of Directors

Period: 2004 – 2006
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: RAO UES of Russia
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "Territorial Power Generation Company No. 1" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 – 2005
Entity: "SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2005 - present time
Entity: "Prof-Media Management" Limited Liability Company
Office: Chairman of the Board of Directors

Period: 2006 - present time
Entity: Russian Union of Industrialists and Entrepreneurs
Office: member of the Management Board

Period: 2006 - present time
Entity: IST Capital GP LLC
Office: member of the Board of Directors

Period: 2007 - present time
Entity: Sustainable Energy Development Centre
Office: member of the Managing Council

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Guy de Selliers

Born: 1952

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998 – present time
Entity: Solvay S.A.
Position: non-executive member of the Board of Directors

Period: 2000 – present time
Entity: Partners in Hope
Position: Chairman of the Board of Trustees

Period: 2001 – present time
Entity: Open Joint-Stock Company Wimm Bill Dann Foods
Position: non-executive member of the Board of Directors

Period: 2001 – 2005
Entity: Fortis Group
Position: member of the International Supervisory Board

Period: 2002 – present time
Entity: Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel

Position: member of the Board of Directors

Period: 2003 – present time
Entity: HB Advisors
Position: Chairman of the Board of Directors

Period: 2003 – present time
Entity: Shatura Furniture Company, Open Joint Stock Company
Position: non-executive member of the Board of Directors

Period: 2005 - present time
Entity: Allied Resource Corporation (USA)
Position: non-executive director

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Dolgikh Vladimir Ivanovich

Born in: 1924

Education: post-graduate professional education, Doctor of Engineering

Offices occupied over the last 5 years:

Period: 1988 – present time
Entity: retiree
Office: N/A

Period: 1997 – present time
Entity: "Krasnoyarsk Fraternity" Society
Office: Chairman of the Management Board

Period: 1999 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2002 – present time
Entity: Moscow City Council of Veterans of War, Labour, Armed Forces and Law Enforcement Bodies
Office: Chairman of the Moscow City Council

Share in the Issuer's authorized capital: 0.00025%
Number of the Issuer's ordinary shares in the personal ownership: 0.00025%
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Klishas Andrey Alexandrovich

Born in: 1972

Education: post-graduate professional education, Candidate of Law

Offices occupied over the last 5 years:

Period: 1998 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director for Legal Issues, Deputy Director General, Director General, Chairman of the Management Board

Period: 1999-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Roskhleboprodukt" Federal Contract Corporation" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Chairman of the Board of Directors

Period: 2002 – 2005
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002 – present time

Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – 2006
Entity: "Fincom — Investments and Management" Limited Liability Company
Office: member of the Supervisory Board

Period: 2004 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chairman of the Board of Directors

Period: 2004 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (Closed Joint Stock Company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General - Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Limited Liability Company «Football Club «Moscow»
Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: Limited Liability Company «Management Company «Sport Projects»
Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company

Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Salnikova Ekaterina Mikhailovna

Born in: 1957

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2003
Entity: "Fincom — Investments and Management" Limited Liability Company
Office: member of the Supervisory Board

Period: 1998 – present time
Entity: "Universalinvest" Closed Joint Stock Company
Office: Director General

Period: 1998 – present time
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: Director, Corporate Governance

Period: 2000-2004
Entity: "Prof-Media" Publishing House" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – 2005
Entity: "Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2003
Entity: "INTERROS Holding Company" Closed Joint Stock Company
Office: member of the Management Board

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2003 – present time

Entity: "Open Investments" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – 2006
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2004-2005
Entity: "Agros Agro-Industrial Complex" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: member of the Board of Directors

Period: 2006 – present time
Entity: Open Joint-Stock Company "Silovye Machiny-ZTL, LMZ, Electrosila, Energomashexport"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Ugolnikov Kirill Lvovich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000 – present time
Entity: "Vneshyurkollegia" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2000 – present time
Entity: "Investsberbank" Joint-Stock Commercial Bank (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Heinz S. Schimmelbusch

Born in: 1944

Education: higher professional education, Doctor of Economics

Offices occupied over the last 5 years:

Period: 1994 – present time
Entity: Allied Resource Corporation (USA)
Office: Chairman of the Board of Directors, Director General

Period: 1997 – present time
Entity: Safeguard International Fund L.P.
Office: Managing Director, partner and founder

Period: 1998 – present time
Entity: Metallurg Holdings, Inc.
Office: Chief Executive Officer, member of the Board of Directors

Period: 1998 – present time
Entity: ALD Vacuum Technologies AG
Office: Chairman of the Supervisory Board

Period: 2001 – present time
Entity: Pfalz-Flugzeugwerke GmbH
Office: Chairman of the Supervisory Board

Period: 2002 – present time
Entity: Metallurg Inc.
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Millstream Acquisition Corporation
Office: member of the Board of Directors

Period: 2003 – present time
Entity: Timminco Limited
Office: Chairman of the Board of Directors, Director General

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

The Issuer's single executive and members of the executive board:

Komarov Igor Anatolyevich

Born in: 1964

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2002
Entity: "Joint Stock Commercial Savings Bank of the Russian Federation" Open Joint Stock Company
Office: Deputy Chairman of the Management Board

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002-2004
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "National Organization for Financial Accounting and Reporting Standards" Foundation
Office: member of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General – member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Kotlyar Yuri Alexeevich

Born in: 1938

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1999-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors (elected to the Board of Directors in 1996, 1997)

Period: 2001-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Director General

Period: 2001-2002
Entity: Leading Research and Design Institute of Nickel-Cobalt Industry of "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Management Board

Period: 2001 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chairman of the Management Board

Period: 2001 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Director General — Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none

Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Ralph Tavakolian Morgan

Born in: 1968

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1995-2004
Entity: McKinsey&Co. Inc.
Office: partner, junior partner, project manager

Period: 2004 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Morozov Denis Stanislavovich

Born in: 1973

Education: post-graduate professional education, Candidate of Economics

Offices occupied over the last 5 years:

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Head of Legal department

Period: 2001-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Head of Legal Department (part-time officer)

Period: 2002 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Management Board

Period: 2002-2003
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2005
Entity: Gold-Mining "Polus" Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2002-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Manager of the Office of the Board of Directors (part-time officer)

Period: 2003 – present time
Entity: "Norilsk Nickel" Russian Joint Stock Company for Non-Ferrous and Precious Metals Production, Open Joint Stock Company
Office: Deputy Director General (part-time officer)

Period: 2003-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board*
* - Since April 3, 2007 Director General and Chairman of the Management Board of MMC Norilsk Nickel

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: member of the Board of Directors

Share in the Issuer's authorized capital: 0.000004%
Number of the Issuer's ordinary shares in the personal ownership: 0.000004%

Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Prokhorov Mikhail Dmitryevich

Born in: 1965

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Board of Directors

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank (closed joint stock company)
Office: member of the Board of Directors

Period: 2001 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director General - Chairman of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Board of Directors

Period: 2005 – present time
Entity: Limited Liability Company «FC «Moscow»
Office: Chairman of the Board of Directors

Period: 2006 – present time
Entity: Limited Liability Company «Management Company «Sport Projects»
Office: member of the Board of Directors

Period: 2006 – present time
Entity: "Polyus Gold" Open Joint-Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none

Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Rozenberg Jacques Iosifovich

Born in: 1943

Education: higher professional education

Offices occupied over the last 5 years:

Period: 1998-2003
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors

Period: 1999-2003
Entity: Leading Research and Design Institute of OJSC MMC Norilsk Nickel, Open Joint Stock Company
Office: member of the Scientific and Technical Council

Period: 2001-2003
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Deputy Director General — Chairman of the Scientific and Technical Council

Period: 2001-2001
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: member of the Management Board

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: 0.00047%
Number of the Issuer's ordinary shares in the personal ownership: 0.00047%
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Sprogis Viktor Yevgenyevich

Born in: 1961

Education: higher professional education

Offices occupied over the last 5 years:

Period: 2001-2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General, Marketing

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Tomenko Victor Petrovich

Born in: 1971

Education: higher professional education

Offices held over the last five years:

Period: 2000-2005
Entity: Norilsk Trade and Production Association Open Joint Stock Company
Office: member of the Board of Directors

Period: 2000-2005
Entity: Torginvest Open Joint Stock Company

Office: member of the Board of Directors

Period: 2001-2002
Entity: Kola MMC Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: Krasnoyarsk Representative Office of MMC Norilsk Nickel Closed Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: Novolipetsky Metallurgical Combine Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2003
Entity: Norilskgazprom Open Joint Stock Company
Office: member of the Board of Directors

Period: 2001-2002
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: Deputy Director General of the Polar Division (economic and financial issues)

Period: 2002-2004
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: First Deputy Director General – First Vice Chairman of the Management Board of the Polar Division

Period: 2003-2005
Entity: Tes - Agriculture and Construction Complex Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003-2006
Entity: Norilsk Mining and Metallurgical Combine Open Joint Stock Company
Office: Director (part-time)

Period: 2004- present time
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: Director of the Polar Division

Period: 2006- present time
Entity: MMC Norilsk Nickel Open Joint Stock Company
Office: member of the Management Board

Share in the Issuer's authorized capital: 0.00014%
Number of the Issuer's ordinary shares in the personal ownership: 0.00014%
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: OJSC Enissey River Shipping Company (a subsidiary) – 0.00024%
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: OJSC Enissey River Shipping Company (a subsidiary) – 0.00024%
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Finsky Maksim Valeryevich

Born in: 1966

Education: higher professional education, candidate of legal sciences

Offices occupied over the last 5 years:

Period: 2000-2002
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: member of the Board of Directors

Period: 2001-2002
Entity: "Babayevski" Confectionery Concern" Open Joint Stock Company
Office: Chairman of the Board of Directors

Period: 2001 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — Deputy Chairman of the Management Board

Period: 2002 – 2005
Entity: International Platinum Association e.V.
Office: member of the Board of Directors

Period: 2002-2003
Entity: "Murmansk Shipping Company" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2004 – present time
Entity: Metal Trade Overseas SA, Zug, Switzerland
Office: Chairman of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General — member of the Management Board

Period: 20046– Limited Liability Company "Rio Nor Exploration"
Entity: Metal Trade Overseas SA, Zug, Switzerland
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Officer who acted as single executive at the end of the reporting period:

Prokhorov Mikhail Dmitryevich

General Director of OJSC "Norilsk Nickel"as of April 3, 2007 - Morozov Denis Stanislavovich.

5.3. Information on Remuneration, Benefits and/or Compensations to members of the Issuer's Management Bodies

Total sum of remunerations paid to members of the Company's Board of Directors in 2006 is RUB 21,220,002 *

Total sum of remunerations paid to members of the Company's Management Board and Director General in 2006 is RUB 284,169,239*

****- The amount of remuneration paid to M.D. Prokhorov (Director General – Chairman of the Management Board and member of the Board of Directors) , as well as to R.T. Morgan (present both on the Board of Directors and the Management Board), is included in the total remuneration paid to members of the Management Board and Director General.***

The General Shareholders Meeting of OJSC MMC Norilsk Nickel held on June 29, 2006 resolved that during their terms of office members of the Board of Directors of OJSC MMC Norilsk Nickel being "Independent Directors" under paragraph 6.2.8 of the Charter shall be paid a quarterly remuneration of 750,000 Rubles each and "Independent Director" — Chairman of the Audit Committee of the Board of Directors shall be paid a quarterly remuneration of 1,250,000 Rubles. "Independent Directors" are also reimbursed documented expenses incurred in the performance of their office duties (traveling and accommodation expenses, meals, interpreter services) not exceeding 2 mln Rubles a year each.

Members of the Company's executive bodies are paid remuneration provided for by the employment schedule.

5.4. Structure and Powers of the Issuer's Internal Control Bodies

Extract from the Charter:

8.1. Control over financial and business operations of the Company shall be exercised by the Revision Commission.

8.2. The Meeting elects the Revision Commission consisting of Five (5) members. Proceedings of the Revision Commission shall be specified by the Revision Commission regulations approved by the Meeting.

Members of the Revision Commission shall not be members of the Board of Directors or occupy other offices in the Company's management.

8.3. The Reision Commission shall conduct audits annually and at any time when initiated by the Revision Commission or requested by the Meeting, the Board of Directors or shareholders holding in aggregate at least Ten (10) per cent of voting shares.

8.4. Officers of the Company's management shall furnish financial and business records of the Company requested by the Revision Commission.

8.5. The auditor shall audit financial and business operations of the Company on a contract basis in accordance with applicable regulations of the Russian Federation.

8.6. TheRevision Commission and the auditor shall prepare opinions as provided for by applicable federal law and other regulations of the Russian Federation.

8.7. The Revision Commission and the auditor may demand convening of the extraordinary Meeting according to the procedure specified by the Federal Law.

Pursuant to the resolution of the Board of Directors of MMC Norilsk Nickel dated June 29, 2006, minutes No. 17-пр-сд, the Audit Committee of the Board of Directors of the Company (hereinafter the "Committee") was elected. The Committee is composed of Guy de Selliers (Chairman of the Committee), A. E. Bugrov and K. L. Ugolnikov. Details of the Committee members are provided in paragraph 5.2 of this report.

The principal goal of the Committee is rendering assistance to the Board of Directors in exercising control over financing and economic activities of the Company through prior consideration and preparation of recommendations to the Board of Directors for issues within its competence.

The Regulations on the Audit Committee of the Board of Directors of MMC Norilsk Nickel (hereinafter the "Regulations") were approved by the Board of Directors of the Company on October 8, 2004, minutes No. GMK/32-пр-сд. The Regulations are available on the Internet at: http://www.nornik.ru/investor/shareholder/int_document/

The duties of internal audit function are imposed on the Internal Control Department of the Company (before 2006, Control and Audit Division) which has operated since the Company was established. The Director of the Internal Control Department is N. V. Morozov whose details are provided in paragraph 5.5 of this report.

The goals, areas and procedures of internal control of financing and economic activities of the Company are established by the Regulations for Internal Control of Financing and Economic Activities of Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" approved by the resolution of the Board of Directors.

- For the purposes of evaluating the quality of internal control system the Department performs the following actions related to control of compliance with the internal control procedures approved by the Company:
- organizes and conducts audits in the principal areas of financing and economic activity of the Company, in particular by involving employees from other functions;
- keeps record of discovered violations in the exercise of internal control;
- analyzes the Company audit results, exercises control over the development and implementation of action plans for the elimination of violations discovered during the course of audits;
- prepares proposals for improving internal control procedures.

During the execution of its activities the Department prepares reports, recommendations and other documents which are submitted to the Audit Committee of the Board of Directors and Director General of the Company. The Department on an annual basis submits year-end performance reports to the Audit Committee of the Board of Directors and Director General of the Company. The Department interacts with external auditors for issues related to the improvement of internal control system.

The rules for preventing the use of proprietary (insider) information are established by the Regulations for Insider Information of MMC Norilsk Nickel approved by the Board of Directors . The Regulations are available on the Internet at: http://www.nornik.ru/investor/shareholder/int_document/

5.5. Information on Members of the Issuer Internal Control Bodies

Basova Yulia Vasilyevna

Born in: *1964*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 2000-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: chief economic adviser to President

Period: 2002 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Director General

Period: 2003-2005
Entity: "Kolenergo" Open Joint Stock Company
Office: member of the Board of Directors

Period: 2003 – present time
Entity: "Krasnoyarskenergo" Open Joint Stock Company
Office: Deputy Chairman of the Board of Directors

Period: 2003-2005
Entity: "Norilskgasprom" Open Joint Stock Company
Office: member of the Board of Directors, Chairman of the Board of Directors

Period: 2005 – present time
Entity: "Norilsk-Taimyr Power Company" Open Joint Stock Company
Office: Chairman of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Meshcheryakov Vadim Yuryevich

Born in: ***1969***

Education: higher professional education

Offices occupies over the last 5 years:

Period: 2001-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Adviser to the Bank President

Period: 2003 - present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Senior Vice President

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Morozov Nikolay Vladimirovich

Born in: *1967*

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2002
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Internal Control Service Manager

Period: 2002-2003
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: member of the Management Board

Period: 2003 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director of the Internal Control Department

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Rompel Olga Yuryevna

Born in: ***1957***

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2002
Entity: Krasnoyarsk Representative Office of "Norilsk Nickel" Mining and Metallurgical Open Joint Stock Company, Closed Joint Stock Company
Office: Director, Tax and Arbitration Department

Period: 2002 – 2005
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Adviser to Director General

Period: 2002 – present time
Entity: "Taimyr Oil Company" Limited Company
Office: Chairman of the Board of Directors

Period: 2005 – present time
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Director of Control and Analytics Department

Period: 2006 – present time
Entity: Closed Joint Stock Company «Sports and Healthcare Center «Fitness Center"Excellent"»
Office: member of the Board of Directors

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

Firsik Olesya Vladimirovna

Born in: ***1970***

Education: higher professional education

Offices occupies over the last 5 years:

Period: 1998-2003
Entity: "International Finance Company" Joint-Stock Commercial Bank
Office: Chief Accountant

Period: 2003-2004
Entity: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"
Office: Deputy Chief Accountant

Period: 2004 – 2005
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: First Vice President

Period: 2005 – present time
Entity: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company)
Office: Chief Accountant

Share in the Issuer's authorized capital: none
Number of the Issuer's ordinary shares in the personal ownership: none
Number of the Issuer's shares of each category (type) that the person may acquire by exercising his option rights: 0

Shares in the Issuer's subsidiaries/affiliates: none
Number of ordinary shares in the Issuer's subsidiary and affiliated companies: none
Number of shares of each category (type) in the Issuer's subsidiaries/affiliates that the person may acquire by exercising his option rights: 0

Nature of any kinship with other members of the Issuer's management and/or auditing bodies: none

Information on any administrative sanctions for violation of financial or tax laws, or infringement of securities market regulations, or about criminal proceedings (indictment) for economic crimes or crimes against state power: none

Information on positions occupied in the executive bodies of any commercial entities in the period when this entity became a subject of an insolvency lawsuit or any other insolvency proceedings stipulated by the Russian laws: none

5.6. Information on Remuneration, Benefits and/or Compensations of the Issuer Internal Control Bodies

Total sum of remunerations paid to members of the Company's Audit Committee in 2006 amounts to RUB 68,255,272.

5.7. Summarized Data on Education Level of the Issuer Employees, Number of Personnel and Personnel Turnover

Indicator	1Q2007	4Q2006
Average number of stuff on the payroll	*29,690*	*36,465*
Per cent of employees having higher professional education, %	*24.3*	*24.3*
Payroll, mln RUB	*4,424.2*	*6,312.7*
Social payments, mln RUB	*149.1*	*178.4*
Total labor compensation fund, mln RUB	*4,573.3*	*6,491.1*

*- Information on the number of employees having higher education as of 31.12.2006, as such reporting is drawn up once a year.

The reduced number of employees at OJSC MMC Norilsk Nickel is a result of on-going restructuring and spin-off of non-core business units.

A number of trade union organizations operate at OJSC MMC Norilsk Nickel.

5.8. Information on the Issuer Liabilities to Employees Relating to Their Participation in the Issuer's Authorized Capital

No such liabilities exist.

VI. Information on the Shareholders (participants) and Interested-Party Transactions of the Issuer

6.1. Total number of shareholders (participants)

Total number of shareholders recorded in the shareholders register of OJSC MMC Norilsk Nickel at the end of the rporting period was 57,236;

including nominee holders - 17.

6.2. Information on Participants (Shareholders) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares and Information on Participants (Shareholders) Holding at Least 20 Per Cent of the Authorized Capital or at Least 20 Per Cent of Ordinary Shares

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of its ordinary shares:*

Full and abbreviated corporate name: ING BANK (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO — nominee holder
Location: 127473, Moscow, Krasnoproletarskaya Street 36
Contact telephone, fax, e-mail: tel. (495) 755-5400; fax (495) 755-5499; e-mail: mail@ibimos.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: perpetual License No. 177-03728-000100 issued by the Russian Federal Securities Commissions on December 7, 2000 for unlimited period of time.
Number of the Issuer ordinary shares registered in the name of the nominee holder: 81,014,504.

Full and abbreviated corporate name: Joint-Stock Commercial Bank ROSBANK (Open Joint-Stock Company) (nominee holder)
Location: Moscow, Mashi Poryvaevoi Street 11
Contact telephone, fax, e-mail: tel. (495) 956-9238, 440-7936, 440-7906; fax (495) 725-7698, 440-7914; e-mail Mailbox@rosbank.ru
Number, date of issue and term of validity of professional securities market member license, license issuer: perpetual License No. 177-05729-000100 issued by the Russian Federal Securities Commission on November 13, 2001 for unlimited period of time.
Number of the Issuer ordinary shares registered in the name of the nominee holder: 62,221,990.

Full and abbreviated corporate name: Closed Joint Stock Company Depositary Clearing Company, CJSC DKK (nominal holder);
Location: 115162 Moscow, Shabolovka Street 31, building B;
Contact telephone, fax, e-mail: tel. (495) 956-0999, fax (495) 232-68-04; e-mail *dcc@dcc.ru*;
Number, date of issue and term of validity of professional securities market member license, license issuer: License No. 177-06236-000100 issued by the Russian Federal Securities Commission on 09.10.2002 for unlimited period of time
Number of the Issuer ordinary shares registered in the name of the nominal holder: 12,628,994.

Full and abbreviated corporate name: Non-profit Partnership National Depositary Centre - NDC (nominee holder);
Location: Moscow, Sredni Kislovsky Per., 1/13, build. 4;
Contact telephone, fax, e-mail: tel. (495) 956-0931, fax (495) 956-0938; e-mail *info@ndc.ru;*
Number, date of issue and term of validity of professional securities market member license, license issuer: unlimited License No. 177-03431-000100 issued by the Russian Federal Securities Commission on 04.12.2000;
Number of the Issuer ordinary shares registered in the name of the nominee holder: 10,665,569.

*- Information on equity interest of the above mentioned entities is given on the basis of information provided by the Registrar of OJSC MMC Norilsk Nickel.

6.3. Government or Municipal Interests in the Issuer's Authorized Capital, Availability of Special Right ("Golden Share")

Government (municipal) interest in the Issuer's authorized capital: none

6.4. Restrictions on Participation in the Issuer's Authorized Capital

No such restrictions apply.

6.5. Changes in Information about the Shareholders (Participants) Holding at Least 5 Per Cent of the Issuer's Authorized Capital or at Least 5 Per Cent of Ordinary Shares

Record date: February 11, 2002

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: SAFISER INVESTMENTS LTD, SAFISER INVESTMENTS LTD
Share in the Issuer's authorized capital: 15.34%
Block of ordinary shares held by the shareholders: 15.34%

Full and abbreviated corporate name: KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited
Share in the Issuer's authorized capital: 14.77%
Block of ordinary shares held by the shareholders: 14.77%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.05%
Block of ordinary shares held by the shareholders: 13.05%

Full and abbreviated corporate name: CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.
Share in the Issuer's authorized capital: 8.59%
Block of ordinary shares held by the shareholders: 8.59%

Full and abbreviated corporate name: "JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"
Share in the Issuer's authorized capital: 7.79%
Block of ordinary shares held by the shareholders: 7.79%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

*** - ADR**

Record date: May 16, 2002

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 13.86%
Block of ordinary shares held by the shareholders: 13.86%

Full and abbreviated corporate name: "Interros Estate" Closed Joint Stock Company, ZAO "Interros Estate"
Share in the Issuer's authorized capital: 13.49%
Block of ordinary shares held by the shareholders: 13.49%

Full and abbreviated corporate name: "KM Invest" Closed Joint Stock Company, ZAO "KM Invest"
Share in the Issuer's authorized capital: 6.74%

Block of ordinary shares held by the shareholders: 6.74%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.09%
Block of ordinary shares held by the shareholders: 6.09%

*** - ADR**

Record fate: May 14, 2003

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 10.05%
Block of ordinary shares held by the shareholders: 10.05%

Full and abbreviated corporate name: Credit Suisse First Boston Securities Closed Joint Stock Company, ZAO Credit Suisse First Boston Securities
Share in the Issuer's authorized capital: 9.58%
Block of ordinary shares held by the shareholders: 9.58%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.15%
Block of ordinary shares held by the shareholders: 7.15%

**- ADR*

Record date: November 13, 2003

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 20.9%
Block of ordinary shares held by the shareholders: 20.9%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 7.09%
Block of ordinary shares held by the shareholders: 7.09%

****- ADR***

Record date: May 7, 2004

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 27.3%
Block of ordinary shares held by the shareholders: 27.3%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"

Share in the Issuer's authorized capital: 7.00%
Block of ordinary shares held by the shareholders: 7.00%

****- ADR***

Record date: October 8, 2004

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 24.18%
Block of ordinary shares held by the shareholders: 24.18%

Full and abbreviated corporate name: "BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.50%
Block of ordinary shares held by the shareholders: 12.50%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.97%
Block of ordinary shares held by the shareholders: 6.97%

****- ADR***

Record date: May 12, 2005

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 35.29%
Block of ordinary shares held by the shareholders: 35.29%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%

Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.87%
Block of ordinary shares held by the shareholders: 6.87%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

****- ADR***

Record date: August 11, 2005

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.51%
Block of ordinary shares held by the shareholders: 36.51%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.84%
Block of ordinary shares held by the shareholders: 6.84%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

**** - ADR***

Record date: November 11, 2005

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.46%
Block of ordinary shares held by the shareholders: 36.46%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INTERROS Holding Company" Closed Joint Stock Company, ZAO "INTERROS HC"
Share in the Issuer's authorized capital: 6.79%
Block of ordinary shares held by the shareholders: 6.79%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

** - ADR*

Record date: January 1, 2006

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 36.41%
Block of ordinary shares held by the shareholders: 36.41%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 11.28%
Block of ordinary shares held by the shareholders: 11.28%

Full and abbreviated corporate name: "INVEST Holding Company" Closed Joint Stock Company, ZAO "INVEST HC"
Share in the Issuer's authorized capital: 6.59%
Block of ordinary shares held by the shareholders: 6.59%

Full and abbreviated corporate name: Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", OJSC MMC Norilsk Nickel
Share in the Issuer's authorized capital: 5.83%
Block of ordinary shares held by the shareholders: 5.83%

** - ADR*

Record date: May 15, 2006

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 40.85%
Block of ordinary shares held by the shareholders: 40.85%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: *12.02*%

Full and abbreviated corporate name: "Invest KM" Closed Joint Stock Company, ZAO "Invest KM"
Share in the Issuer's authorized capital: 7.40%
Block of ordinary shares held by the shareholders: 7.40%

**** - ADR***

Record date: October 5, 2006

Shareholders (participants) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the Issuer's authorized capital: 40.00%
Block of ordinary shares held by the shareholders: 40.00%

Full and abbreviated corporate name: "DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"
Share in the Issuer's authorized capital: 12.02%
Block of ordinary shares held by the shareholders: 12.02%

Full and abbreviated corporate name: "INVEST Holding Company" Closed Joint Stock Company, ZAO "INVEST HC"
Share in the Issuer's authorized capital: 7.40%
Block of ordinary shares held by the shareholders: 7.40%

**** - ADR***

6.6. Information on Interested Party Transactions Executed by the Issuer

Item	Reporting period	
	Total number of transactions	Total transacton value (thousand RUB)
Interested-party transactions requiring an approval by the authorized governing body of the Issuer	*10*	*8,105,888.9*
Interested-party transactions that were approved by the General Shareholder Meeting	-	-
Interested-party transactions that were approved by the Board of Directors	*10*	*8,105,888.9*
Interested-party transactions requiring an approval by the authorized governing body of the Issuer, but not approved	-	-

The value of each interested party transaction did not exceed 5 per cent of the balance-sheet value of the Issuer's assets.

6.7. Accounts Receivable

Accounts receivable include long-term and short-term accounts receivable of the Issuer – sum of balance sheet accounts 230 "Accounts Receivable (payments are due in more than 12 months after the reporting date)" and 240 "Accounts Receivable (payments are due within 12 months after the reporting date)".

Total Amount of Accounts Receivable and Total Amount of Overdue Accounts Receivable:

Liabilities	Maturity	
	Less than 12 months	More than 12 months
31.12.2006		
Trade debtors (buyers and customers), RUB 000'	***29,308,025***	***1***
including overdue, RUB 000'	***3,445,504***	***X***
Notes payable, RUB 000'	***5,000***	-
including overdue, RUB 000'	-	***X***
Accounts receivable from participants (founders) as contribution to the share capital, RUB 000'	-	-
including overdue, RUB 000'	-	***X***
Accounts receivable due to advances paid, RUB 000'	***1,947,517***	***3,441,603***
including overdue, RUB 000'	***391,171***	***X***
Other accounts receivable, RUB 000'	***10,116,286***	***355,265***
including overdue, RUB 000'	***502,167***	***X***
Total, RUB 000'	***41,376,828***	***3,796,869***
including total overdue, RUB 000'	***4,338,841***	***X***
31.03.2007		
Trade debtors (buyers and customers), RUB 000'	***25,872,724***	***491,050***
including overdue, RUB 000'	***4,740,475***	***X***
Notes payable, RUB 000'	***5,000***	-
including overdue, RUB 000'	-	***X***
Accounts receivable from participants (founders) as contribution to the share capital, RUB 000'	-	-
including overdue, RUB 000'	-	***X***
Accounts receivable due to advances paid, RUB 000'	***4,582,778***	***3,439,130***
including overdue, RUB 000'	***551,475***	***X***
Other accounts receivable, RUB 000'	***10,258,460***	***216,249***
including overdue, RUB 000'	***597,229***	***X***
Total, RUB 000'	***40,718,962***	***4,146,429***
including total overdue, RUB 000'	***5,889,178***	***X***

Debtor which has at least 10 per cent of the total amount of accounts receivable:
Full name: ***Closed Joint-Stock Company "NORMETIMPEKS";***
Abbreviated name: ***CJSC "NORMETIMPEKS";***
Location: ***Moscow; Voznesensky Lane 22;***

Item	31.12.2006	31.03.2007
Amount of accounts receivable from ZAO NORMETIMPEKS, RUB 000'	***15,703,832***	***14,638,093***

Amount of overdue accounts receivable from ZAO NORMETIMPEKS, RUB 000'	*1*	-

ZAO NORMETIMPEKS is the Issuer's affiliate:
Issuer's equity interest in the affiliate – ***100%;***
Affiliate's ordinary shares owned by the Issuer - ***100%;***
Affiliate's equity interest in the Issuer – ***0 %;***
Issuer's ordinary shares owned by the affiliate - ***0 %.***

VII. The Issuer's Accounts and Other Financial Information

7.1 Annual Accounts

See Annexes 1, 2, 3.

7.2. Quarterly Accounting Reports for the Last Full Quarter

See in Annex 4.

7.3. Consolidated Accounting Reports for the Last Full Fiscal Year

No information to be disclosed for the reported period.

7.4 The Issuer's Accounting Policy

See Annexes 5, 6, 7.

7.5. Export Sales and Export Share in Total Sales

Item	2003	2004	2005	2006	1 Q 2007
Exports, RUB mln.	*122,882.5*	*140,699.1*	*152,288.6*	*239,961.3*	*65,304.3*
Exports share in total revenues, %	*90.8*	*86.1*	*89.0*	*91.4*	*93.8*

7.6. Value of the Issuer's Immovable Property and Significant Changes in the Issuer's Assets after the End of the Last Full Fiscal Year

Item	31.12.2006	31.03.2007
Total value of immovable property, RUB 000'	*53,121,839*	*53,042,932*
Depreciation accumulated on property items, RUB 000'	*9,578,717*	*10,023,738*

In 12 months before the end of the period under review no significant changes occurred in the list of immovable property.

In the period between the end of the last full fiscal year and the end of the reporting period no significant changes in the list of other Issuer's property were recorded.

7.7. Litigation Which May Significantly Affect Financial and Business Operations of the Issuer

The Issuer is not a party to any legal proceedings.

VIII. Additional Information on the Issuer and Issued Regular Securities

8.1. Additional Information on the Issuer

8.1.1. Amount and structure of the Issuer's authorized capital

According to theCharter, the Issuer's authorized capital amounts to: 190,627,747 Rubles.

The authorized capital is divided into 190,627,747 ordinary shares with par value of 1 Ruble each.

Since October 2001 the ADR (American Depositary Receipts) of shares of OJSC MMC Norilsk Nickel have been traded on foreign over-the-counter markets:
class (type) of shares traded outside the Russian Federation: ***the program of Level 1 American Depositary Receipts (ADR) of ordinary shares in OJSC MMC Norilsk Nickel sponsored by the Bank of New York;***
ratio of shares traded outside the Russian Federation to total number of shares of the same class (type): ***40.00%;***
name and location of the foreign issuer whose securities certify the rights to the Issuer's shares: ***The Bank of New York Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, New York 10286, telephone: 212-815-2293; fax: 212-571-3050/1/2;***
brief description of the program (program type) of issue of the foreign issuer's securities certifying the rights to the Issuer's shares: ***the program of sponsored Level 1 ADR;***
information on the authorization by the Federal Commission of the Issuer's shares trading outside the Russian Federation (if applicable):
Resolution of the Russian Federal Securities Commission No. 475-p of June 9, 2001;
Resolution of the Russian Federal Securities Commission No. 04-427/p of February 17, 2004;
name of the foreign trader(s) of the foreign issuer's securities certifying the rights to the Issuer's shares (if applicable): ***the Company's ADRs are traded at OTC exchanges: IOB, London Stock Exchange - London, , Great Britain; OTC Market - New York, USA; Freiverkehr, Berlin-Bremen Stock Exchange - Berlin, Germany;*** other information on the Issuer's shares trading outside the Russian Federation to be disclosed at the Issuer's discretion: ***the Issuer's ADR ticker in the USA — NILSY US, in the United Kingdom — MNOD LI, in Germany — NNIA GR.***

8.1.2. Changes in the amount of the Issuer's authorized capital

Date	Authorized capital* (Rubles)	Reason of change
January 1, 2002	*252,667,409*	-
*August 27, 2002***	*213,905,884*	*Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on March 29, 2002, Minutes No. 1*
*March 17, 2006***	*190,627,747*	*Resolution to reduce the authorized capital OJSC MMC Norilsk Nickel by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OJSC MMC Norilsk Nickel on February 17, 2006*

* The authorized capital of OJSC MMC Norilsk Nickel consists of registered ordinary shares with par value of 1 Ruble each.
** Date of registration of the amendments to the Charter.

8.1.3. Formation and spending by the Issuer of the reserve fund and other funds

Reserve fund:

The size of the fund established by the constituent documents: 15% of the authorized capital

Item	31.12.2002	31.12.2003	31.12.2004	31.12.2005	31.12.2006	31.03.2007
Size of reserve fund in money terms, RUB 000'	*32 086*	*32 086*	*32 086*	*32 086*	*28 594*	*28 594*
Size of reserve fund as percentage of the authorized capital, %	*15*	*15*	*15*	*15*	*15*	*15*
Allocation to reserve fund during the period under review(3Q2006), RUB 000'	*(5 814)**	-	-	-	*(3 492)**	-
Amount of money of the reserve fund used during the period under review (3Q2006), RUB 000'	-	-	-	-	-	-

** Decrease of reserve capital due to decreased authorized capital MMC Norilsk Nickel. According to MMC Norilsk Nickel's Charter the reserve fund was decreased to the amount of 15% of the authorized capital.*

OJSC MMC Norilsk Nickel creates no other funds using its net profit.

8.1.4. Procedure of convening and holding of the meetings of the Issuer's supreme governing body

Name of the Issuer's supreme management body: ***General Shareholders Meeting.***

Procedure of notifying shareholders (members) of the meeting of the Issuer's supreme management body:

The notice of the Meeting shall be published in the "Izvestia", the "Russian Newspaper" and the "Taimyr" at least 30 days before the date of the Meeting. In the Meeting is held by absentee vote the notice shall be published in the above papers at least 30 days before the deadline for filing absentee ballots.

The notice of the Meeting shall be given by registered mail to any person entitled to attend the General Shareholders Meeting.

The Company may additionally notify its shareholders of the Meeting by publishing the relevant information on its Internet site and by e-mail.

The Company may publish the notice of the Meeting earlier than provided for in the first paragraph hereof.

The Board of Directors may resolve on additional publication of the notice in other printed media.

The notice of the Meeting shall specify:

- ***full corporate name and location of the Company;***
- ***form of the Meeting (by personal presence or absentee vote);***
- ***date, place and time of the Meeting (including the beginning of shareholder registration) and the Company's mailing address if completed ballots may be mailed to the Company under paragraph 3, Article 60 of the Federal Law or the deadline for filing ballots and the mailing address to which completed ballots shall be sent if the Meeting is held by absentee vote;***
- ***record date;***
- ***the Meeting's agenda specifying the authors of items on the agenda;***
- ***procedure of inspecting information (materials) to be presented in preparation for the Meeting and the office(s) where such information is available.***

If a nominee holder of the Company shares is recorded in the shareholders register the notice of the Meeting shall be sent to the nominee's address unless the list of persons entitled to attend the Meeting contains other mailing address to which the notice shall be sent.

Persons (bodies) authorized to call (request calling of) the extraordinary meeting of the Issuer's supreme management body and procedure of filing such requests:

All Meetings except the annual Meeting shall be deemed extraordinary. The extraordinary Meeting may be called by the Board of Directors or if requested by the Audit Committee, the Company auditor and shareholder(s) holding at least 10 per cent of voting shares on the date of calling.

The extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be convened by the Board of Directors. The Board of Directors shall within five days convene the extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares or reject the request. The resolution of the Board of Directors shall be notified within three days.

The request to call the extraordinary Meeting may only be rejected as specified by the Federal Law.

The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

The Board of Directors shall not modify the wording of the agenda items or the suggested form of the extraordinary Meeting called at the request of the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares.

If the Board of Directors fails to call the extraordinary Meeting within the period specified above or rejects the request the extraordinary Meeting may be convened by the relevant bodies and persons.

In that case the Meeting may resolve that the cost of preparation and holding the Meeting be reimbursed by the Company.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the Extraordinary Meeting.

Procedure of appointing the date of the meeting of the Issuer's supreme management body: *The Company shall convene the annual Meeting not earlier than two months nor later than six months after the end of its fiscal year. The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.*

Persons entitled to and the procedure of placing items on the agenda of the meeting of the Issuer's supreme management body:
Any shareholder(s) holding at least two per cent of voting shares may place items on the agenda of the annual and extraordinary Meetings and nominate members of the Board of Directors and the Audit Committee whose number shall not exceed the composition thereof. The items to be placed on the agenda and the list of nominees to the Board of Directors and the Audit Committee shall be notified to the Company within 30 days of the end of fiscal year. In addition to information specified in paragraph 4, Article 53 of the Federal Law the notice of nominations to the Board of Directors and the Audit Committee shall contain the following information:

- *full name;*
- *date of birth;*
- *education;*
- *offices occupies over the last five years;*
- *record of conviction of economic crime or crime against the state;*
- *shareholding;*
- *offices occupied in other legal entities' management (including full names of such legal entities and the date of appointment);*
- *the nominee's written acceptance of the office.*

If the proposed agenda of the Extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the Extraordinary Meeting.

Persons entitled to inspect and the procedure of inspecting information (materials) to be presented in preparation for the Meeting.

Information (materials) to be presented to persons entitled to attend the Meeting shall include annual accounts including opinions of the Company auditor and the Audit Committee, details of nominees to the Board of Directors, the Audit Committee, the Company's executive bodies, draft amendments and modification to the Charter and new version of the Charter, draft regulations of the Company, draft resolution of the Meeting, the Company's annual statement, report of the Board of Directors explaining their position on items of the agenda. The Board of Directors may resolve that during preparation for the Shareholders Meeting members of the Board may offer special opinion.

The list of persons entitled to attend the Meeting shall be presented by the Company to any persons entered in the list and holding at least 1 per cent of votes. The details and mailing addresses of individuals entered in the list shall only be disclosed with consent of such individuals.

At the request of any person concerned the Company shall within three days issue an excerpt from the list of persons entitled to attend the Meeting containing the details of such person or a certificate specifying that the person is not on the list of persons entitled to attend the Meeting.

Resolutions adopted by the General Meeting and final voting results are to be presented at the Meeting or published in* Izvestia, Rossiiskaya Gazeta *and* Taimyr *newspapers within 10 days after the date of the Voting Results Protocol.

8.1.5. Details of business entities in which the Issuer holds at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares

Full corporate name: ***"Kolenergo" Open Joint Stock Power and Electrification Company***
Abbreviated corporate name: ***OJSC "Kolenergo"***
Location: ***184363, Murmansk Region, township of Murashi, Kirov Street 2***
Issuer's share in the business entity's authorized capital: ***14.85%***
Block of the business entity's ordinary shares held by the Issuer: ***10.02%***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

Full corporate name: ***"Murmansk Thermal Power Plant" Open Joint Stock Company***
Abbreviated corporate name: ***OJSC "Murmansk Thermal Power Plant"***
Location: ***183780, Murmansk, Shmidt Street 14***
Issuer's share in the business entity's authorized capital: ***14.83 %***
Block of the business entity's ordinary shares held by the Issuer: ***10.01 %***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

Full corporate name: ***"Kola Trunk Grids" Open Joint-Stock Company***
Abbreviated corporate name: ***OJSC "Kola TG"***
Location: ***184355, township of Murmashi, Murmansk Region, Kirov Street 2***
Issuer's share in the business entity's authorized capital: ***14.83 %***
Block of the business entity's ordinary shares held by the Issuer: ***10.01 %***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

Full corporate name: ***"Kola Energy Sale Company" Open Joint Stock Company***
Abbreviated corporate name: ***OJSC "Kolenergosbyt"***
Location: ***184355, township of Murmashi, Murmansk Region, Novaya Street 7***
Issuer's share in the business entity's authorized capital: ***14.83 %***
Block of the business entity's ordinary shares held by the Issuer: ***10.01 %***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

Full corporate name: ***The Third Power Generating Company, Open Joint-Stock Company***
Abbreviated corporate name: ***OJSC OGC-3***
Location: ***Russia, Buriatia, Ulan-Ude Pr. 50 letia Octyabtya, 28***
Issuer's share in the business entity's authorized capital: ***9.06 %***
Block of the business entity's ordinary shares held by the Issuer: ***9.06 %***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

Full corporate name: ***"Samara Bearing Plant" Open Joint Stock Company***
Abbreviated corporate name: ***OJSC "SPZ"***
Location: ***Russian Federation, 443009, Samara, Kalinin Street 1***
Issuer's share in the business entity's authorized capital: ***5.55%***
Block of the business entity's ordinary shares held by the Issuer: ***5.55%***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

8.1.6. Information on major transactions executed by the Issuer

Information on major transactions giving rise to liabilities accounting for 10 per cent or more of balance sheet value of the Issuer's assets over the last five years including the period under review:

type and subject of transaction: ***execution of agreement for the purchase and sale of shares in Gold Fields;***
content of transaction, including civil rights and duties which the executed transaction aims to establish, change or terminate: ***MMC Norilsk Nickel purchases shares in Gold Fields from Norimet Limited with cash;***
period of fulfillment of obligations related to the transaction: ***cash needs to be credited to the account of Norimet Limited within 90 days of the date of execution of the agreement;***
transaction parties and beneficiaries: ***Norimet Limited***
amount of transaction in monetary terms and as a percentage of the issuer's asset value: ***USD 1,249,600,000 – 13.5% of the value of assets;***
value of the issuer's assets on the final date of the accounting period (quarter, year) preceding the execution of the transaction (date of execution of the agreement) in relation to which financial statements are prepared in accordance with the laws of the Russian Federation: ***269,264,828,000 rubles as of March 31, 2004;***
date of execution of the transaction (agreement): ***July 29, 2004;***
transaction approval details when such transaction is a major transaction or a related-party transaction for the issuer: ***the transaction is neither a major transaction nor a related-party transaction***;

type and subject of transaction: ***execution of loan agreement No. NN/326-2004;***
content of transaction, including civil rights and duties which the executed transaction aims to establish, change or terminate: ***extension of a loan by MMC Norilsk Nickel to Norimet Limited;***
period of fulfillment of obligations related to the transaction: ***period of fulfillment of loan repayment and interest payment obligations – 179 days of the date of release of the loan tranche concerned;***
transaction parties and beneficiaries: ***Norimet Limited;***
amount of transaction in monetary terms and as a percentage of the issuer's asset value: ***USD 1,200,000,000.00 - 14% of the value of assets;***
value of the issuer's assets on the final date of the accounting period (quarter, year) preceding the execution of the transaction (date of execution of the agreement) in relation to which financial statements are prepared in accordance with the laws of tи: ***243,555,838,000 rubles as of October 1, 2003;***
date of execution of the transaction (agreement): ***March 29, 2004;***
transaction approval details when such transaction is a major transaction or a related-party transaction for the issuer: ***the transaction is neither a major transaction nor a related-party transaction;***

type and subject of transaction: ***execution of Loan Agreement No. NN//325-2007 dated March 21, 2007;***
content of transaction, including civil rights and duties which the executed transaction aims to establish, change or terminate: ***extension of an interest-bearing loan by MMC Norilsk Nickel to A.P. Zavenyagin Norilsk Mining and Metallurgical Combine;***
period of fulfillment of obligations related to the transaction: ***1 year of the loan extension date;***
transaction parties and beneficiaries: ***borrower - A.P. Zavenyagin Norilsk Mining and Metallurgical Combine;***
amount of transaction in monetary terms and as a percentage of the issuer's asset value: ***65 billion rubles, 20.9% of the value;***
value of the issuer's assets on the final date of the accounting period (quarter, year) preceding the execution of the transaction (date of execution of the agreement) in relation to which financial statements are prepared in accordance with the laws of тн: ***310,334,655,000 rubles as of September 30, 2006.;***
date of execution of the transaction (agreement): ***March 21, 2007;***
transaction approval details when such transaction is a major transaction or a related-party transaction for the issuer: ***the transaction is neither a major transaction nor a related-party transaction.***

8.1.7. Information of credit ratings of the Issuer

Standard & Poor's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Standard & Poor's

International rating / forecast	National rating / forecast
BBB- / stable	***RuAA+ / stable***

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Credit rating value
August 9, 2004	***BB / stable*** (international rating / forecast)
	RuAA / stable (national rating / forecast)
August 10, 2005	***BB+ / stable*** (international rating / forecast)
	RuAA+ / stable (national rating / forecast)
August 8, 2006	***BBB-/ stable*** (international rating / forecast)
	RuAA+ / stable (national rating / forecast)

Full corporate name (name — for non-profit organization) of the rating agency: ***Standard & Poor's International Services***
Abbreviated corporate name: ***Standard & Poor's;***
Location: ***55 Water Street, New York, USA.***

Description of the rating system or Internet site where information on the rating system is available (published): ***the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.standardandpoors.ru/***

Moody's Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Moody's

Corporate Family Rating / Forecast*	Long Term Issuer Rating / Forecast*	National Rating / Forecast
Ba1 / stable	***Ba2 / stable***	***Aa1.ru / stable***

* - In August 2005 the rating names were changed, former names "Senior Implied Rating / Forecast" and "Senior Unsecured Issuer Rating / Forecast" respectively.

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Credit rating value
August 9, 2004	***Ba1 / stable*** (Senior Implied Rating / Forecast)
	Ba2 / stable (Senior Unsecured Issuer Rating / Forecast)
October 24, 2005	***Aa1.ru / stable*** (National Rating / Forecast)
October 9, 2006	***Baa2/ stable*** (Corporate Family Rating/ Forecast)
	Baa2/ stable (Long term Rating/ Forecast)
	Aaa.ru/ stable (National Rating/ Forecast)

Full corporate name (name — for non-profit organization) of the rating agency: ***Moody's Investors Service Ltd;***
Abbreviated corporate name: ***Moody's;***
Location: ***2 Minster Court Mincing Lane London EC3R 7XB.***

Description of the rating system or Internet site where information on the rating system is available (published): ***the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.moodys.com/cust/default.asp***

Fitch Ratings Ltd Rating Agency

Object of credit rating (issuer, issuer securities):
Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Credit rating as of the end of the quarter under review:

Senior Unsecured Rating / Forecast	Short Term Rating	National Rating / Forecast
BBB- / stable	***F3***	***N/A***

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Credit rating value
December 21, 2005(confirmed on November 2, 2006)	***BBB- / stable*** (Senior Unsecured Rating / Forecast)
	F3 (Short Issuer Rating)

Full corporate name (name — for non-profit organization) of the rating agency: ***Fitch Ratings Ltd.***
Abbreviated corporate name: ***Fitch;***
Location: ***Eldon House, 2 Eldon Street London, EC2M 7UA Great Britain.***

Description of the rating system or Internet site where information on the rating system is available (published): ***the rating agency evaluates the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: www.fitchratings.com***

Other information on credit rating pointed out by issuer at its own discretion:
none.

No credit rating has been assigned to the Issuer's securities.

8.2. Details of Each Class of the Issuer's Shares

Class (ordinary, preference), type for preference shares: ***ordinary shares***

Par value per share: ***1 Ruble***

Number of outstanding (non-redeemed or non-canceled) shares: ***190,627,747***

Number of additionally issued shares (for which the issued report has not been subject to state registration): *none*

Number of authorized shares: ***none***

Number of shares held by the Issuer: ***7,498,950***

Number of additional shares which may be issued through the conversion of outstanding securities or meeting option commitments: ***none***

Number and date of state registration:
1-04-40155-F of December 12, 2006;

Rights of shareholders :

shareholder's right to declared dividends: ***shareholders have the right to dividends***

ordinary share holder's right to attend and vote at the general shareholders meeting: ***shareholders may attend the Meeting and vote on all items within authority thereof (unless otherwise provided for by the Federal Law and other applicable regulations of the Russian Federation one share shall give one vote);***

shareholder's right to the Issuer's assets in case of liquidation : ***shareholders have the right to get a part of the Company's property in case of its liquidation***

other information on shares to be disclosed at the Issuer's discretion:

- ***shareholders are free to dispose of their shares;***
- ***shareholders have preemptive right for the purchase of publicly offered shares and other securities that may be converted into shareson the pro rata basis;***
- ***shareholders have the right to obtain information on the Company's performance as provided for in the Federal Law On Joint-Stock Companies, other applicable laws, and corporate statutory documents;***
- ***shareholders may exercise other rights as provided for in the Federal Law On Joint-Stock Companies, other applicable laws, corporate statutory documents and resolutions of general shareholders' meetings.***
- ***The Charter doesn't provide for the issuance of preferred shares.***

8.3. Information on Previous Issues of Regular Securities Except Shares

8.3.1. Totally redeemed (retired) securities issues

No such issues exist.

8.3.2. Outstanding securities issues

No such issues exist.

8.3.3. Issues under which the Issuer is in default

No such issues exist.

8.4. Details of person(s) securing issued debentures

No such persons exist.

8.5. Secured Liabilities under Debenture Issues

No debentures were issued.

8.6. Details of Registrars of Rights to the Issuer Regular Securities

Registrar:
full and abbreviated name:
"NATIONAL REGISTRY COMPANY" Closed Joint Stock Company, ZAO NRC;
Location: *Russian Federation, 121357, Moscow, Veresayev Street 6*
License data:
License number: *10-000-1-00252*
Date of issue: *September 6, 2002*
Term of validity: *not limited*
Issued by: **Russian FCSM**

Other registrar details:
Mailing address: *121357, Moscow, Veresayev Street 6*
Tel.: *(495) 440 63 45;* fax: *(495) 440 63 55*
E-mail: *info@nrcreg.ru*

8.7. Information on Applicable Capital Export and Import Regulations Which May Affect Dividends, Interest or Other Distributions Due to Non-Residents

Tax on return in investments in business entities (in this case dividends) is assessed according to the Tax Code of the Russian Federation (Part One No. 146-ФЗ of July 31, 1998 and Part Two No. 117-ФЗ of August 5, 2000).

Foreign exchange transactions involving capital movement are taxed according to Federal Law "On Exchange Control and Regulation" No. 173-ФЗ of December 10, 2003 (as amended on June 29, 2004) and the Regulations of the Central Bank of the Russian Federation for authorization of particular transactions involving capital movement:

Regulation of the Central Bank of Russia No. 258-P of June 1, 2004;
Regulation of the Central Bank of Russia No. 259-P of June 7, 2004;
Instruction of the Central Bank of Russia No. 1450-U of June 15, 2004;
Instruction of the Central Bank of Russia No. 1441-U of June 10, 2003;
Resolution of the State Customs Committee of the Russian Federation "On Export Duty Rates" No. 865 of August 6, 2003.

8.8. Tax Assessment of the Issuer's Regular Securities Issue Proceeds

Taxation is executed in accordance with the applicable laws of the Russian Federation on taxes and levies (Chapter 23 "Individual Income Tax" and Chapter 25 "Corporate Profit Tax" of the Tax Code of the Russian Federation).

1. Taxation of income from the sale of securities.

1.1. Taxation of individual income from the sale of securities.

The procedure for taxation of individual income from the sale of securities is established by Chapter 23 "Individual Income Tax" of the Tax Code of the Russian Federation (Article 214-1 of the Tax Code of the Russian Federation).

Income (loss) from transactions related to the purchase and sale of securities is determined as the sum of income from the totality of transactions in securities of the category concerned executed during a tax period net of the amount of losses.

Income (loss) from transactions related to the purchase and sale of securities is determined as the difference between the amounts of income from the sale of securities and documented expenses in connection with the acquisition, sale and storage of securities actually incurred by the taxpayer.

The above-mentioned expenses include, but are not limited to:

amounts paid to the seller in accordance with the agreement;

payment for services provided by the depositary;

commission fees to professional securities market participants,

market charge (commission);

fee payable to the registrar;

estate and/or gift tax paid by the taxpayer during the assignment of title to securities;

other expenses directly related to the purchase, sale and storage of securities in connection with the services provided by professional securities market participants as part of their professional activities.

If the issuer exchanged (converted) shares, expenses in connection with the purchase of shares owned by the taxpayer before their exchange (conversion) are recognized as documented expenses of the taxpayer in the sale of shares received by the taxpayer as a result of exchange (conversion).

If the taxpayer acquired title (in particular, received for free or with partial pay) to securities, during the taxation of income from transactions related to the purchase and sale of securities, the amounts for which tax on the purchase (receipt) of these securities is calculated and paid are also considered as documented expenses in connection with the purchase (receipt) of these securities.

Income (loss) from transactions related to the purchase and sale of securities traded in the organized securities market decreases (increases) by the amount of interest paid for the use of funds raised for the execution of the securities purchase and sale transaction within the amounts calculated based on the current refinancing rate of the Central bank of the Russian Federation.

If the taxpayer's expenses in connection with the purchase, sale and storage of securities may not be directly recognized as expenses associated with the purchase, sale and storage of specific securities, the above-mentioned expenses are allocated in proportion to the estimated value of securities in which the above-mentioned expenses are reported. The estimated value of securities is determined as of the date of payment of these expenses.

In the event of sale (disposal) of securities owned by the taxpayer who is a tax resident of the Russian Federation for more than three years prior to January 1, 2007 the taxpayer is entitled to use a property-related tax deduction provided for by subparagraph one of paragraph 1 of clause 1 of Article 220 of the Tax Code of the Russian Federation. In this case property-related tax deduction is provided to the taxpayer in the full amount received by the taxpayer from the sale of securities.

Deduction in the amount of actually incurred and documented expenses is provided to the taxpayer in the calculation and payment of tax to the budget at the source of income payment (broker, trustee, management company in charge of trust management of the property which constitutes a unit trust or any other person performing operations under an agency agreement or any other similar agreement in favor of the taxpayer) or upon expiration of the tax period in the filing of tax return with a tax authority.

The tax base for transactions related to the purchase and sale of securities is determined as income from transactions in securities for the entire tax period.

The tax base for transactions related to the purchase and sale of securities is determined upon expiration of the tax period. The amount of tax is calculated and paid by the tax agent upon expiration of the tax period or when the tax agent makes monetary payments to the taxpayer prior to the expiration of the regular tax period.

In accordance with the applicable laws (Article 214-1 of the Tax Code of the Russian Federation) brokers, trustees and persons performing operations under an agency agreement, commission agreement or any other agreement in favor of an individual are recognized as tax agents for such income. Therefore, unless the Company is engaged in the above-mentioned relationship with its shareholders, it is not a tax agent for the above-mentioned income.

Monetary payment means cash payment, cash transfer to the bank account of an individual or a third party account upon request from the individual.

If it is impossible to withhold a calculated tax amount from the taxpayer at the source of income payment the tax agent (broker, trustee or any other person performing operations under an agency agreement, commission agreement or any other agreement in favor of the taxpayer) within one month from the emergence of this obligation gives written notice to the tax authority with which it is registered of the impossibility of the above-mentioned withholding and the amount of debt owed by the taxpayer. In this case and if a securities purchase and sale transaction was executed without involving the person recognized as tax agent, tax is paid by the taxpayer independently (Article 228 of the Tax Code of the Russian Federation) based on the tax return (Article 229 of the Tax Code of the Russian Federation) filed with tax authorities.

The tax rate for the above-mentioned income established for individuals who are tax residents of the Russian Federation is 13 percent (Article 224 of the Tax Code of the Russian Federation).

The tax rate for the above-mentioned income established for individuals who are not tax residents of the Russian Federation is 30 percent (Article 224 of the Tax Code of the Russian Federation).

1.2. Taxation of income of corporate entities from the sale of securities.

The procedure for taxation of corporate income from the sale of securities is established by Chapter 25 "Corporate Income Tax" of the Tax Code of the Russian Federation (Article 280 of the Tax Code of the Russian Federation).

For transactions related to the sale of securities the Tax Code establishes a special profit and loss accounting procedure.

The taxpayer's income from transactions related to the sale or any other disposal of securities (including redemption) is determined based on the selling or any other disposal price of a security as well as the amount of accrued interest income (coupon yield) paid by the buyer to the taxpayer and the amount of interest income (coupon yield) paid to the taxpayer by the issuer (promisor). The taxpayer's income from the sale or any other disposal of securities does not include the amounts of interest income (coupon yield) previously recorded in the taxation.

Expenses in connection with the sale (or any other disposal) of securities are determined based on the purchase price of a security (including expenses associated with its purchase), related selling costs, the amounts of accrued interest income (coupon yield) paid by the taxpayer to the security seller. The amounts of accrued interest income (coupon yield) previously recorded in the taxation are not expensed.

The recognized market price of securities traded in the organized securities market for tax purposes is the actual selling or any other disposal price of securities if it lies between the minimum and maximum prices of the transaction (price rage) in the above-mentioned security registered by the trade institutor in the securities market on the date of execution of the transaction concerned. In the event of execution of a transaction through the trade institutor the transaction date means the date of sales during which the security transaction concerned was executed. In the event of sale of a security outside the organized securities market the transaction date is considered to be the date on which all material terms of security transfer are defined, i.e. the date of execution of an agreement.

If transactions in the same security on the above-mentioned date were executed through two or more trade institutors in the securities market, the taxpayer is entitled to independently select the trade institutor whose price range values will be used by the taxpayer for tax purposes.

If the price range information is not available from trade institutors in the securities market on the transaction date the taxpayer accepts the price range in the sale of these securities based on the data from trade institutors in the securities market on the date of the next sales held prior to the day of execution of the transaction concerned, if the sales of these securities have been held by the trade institutor at least once over the past 12 months.

If the taxpayer complies with the above-mentioned procedure the actual selling or any other disposal price of securities falling within the price range concerned is accepted for tax purposes as a market price.

In the event of sale of securities traded in the organized securities market at a price lower than the minimum price of transactions in the organized securities market, the minimum transaction price in the organized securities market is accepted for determining the financial result.

A taxpaying shareholder selling shares received through the expansion of the authorized capital of the joint-stock company determines income as the difference between the selling price and initially paid share value adjusted for the changed number of shares as a result of expansion of the authorized capital.

The tax base for transactions in securities is separately determined by the taxpayer. Taxpayers determine the tax base for transactions in securities traded in the organized securities market separately from the tax base for transactions in securities not traded in the organized securities market.

In the sale or any other disposal of securities the taxpayer independently selects in accordance with the accounting policy adopted for tax purposes either of the following methods of expensing the value of securities disposed of:

1) according to the value of the first purchases (FIFO);

2) according to the value of the last purchases (LIFO);

3) according to the unit value.

Taxpayers who incurred loss(es) from transactions in securities in the previous tax period or previous tax periods are entitled to reduce the tax base for transactions in securities in the accounting (tax) period (carry forward the above-mentioned losses) in accordance with the procedure and upon the terms established by the Tax Code of the Russian Federation.

The established tax rate for Russian entities and foreign entities operating through a permanent representative office in the territory of the Russian Federation is 24 percent (Article 284 of the Tax Code of the Russian Federation).

Foreign entities which do not operate through a permanent representative office in the Russian Federation and receive income from sources in the Russian Federation, including income from the sale of shares (stakes) in the Russian entities where more than 50 percent of assets consist of fixed property located in the territory of the Russian Federation, as well as financial instruments derived from such shares (stakes) are subject to tax withheld at the source of income payment (Article 309 of the Tax Code of the Russian Federation). In this case a source of income payment is the tax agent entrusted with the duty of calculating, withholding and transferring to the budget tax on the above-mentioned type of income (Article 310 of the Tax Code of the Russian Federation).

To determine the tax base for the above-mentioned income, expenses may be subtracted from the amount of such income in accordance with the procedure provided for by the Tax Code of the Russian Federation (Article 309 of the Tax Code of the Russian Federation).

The above-mentioned expenses of a foreign entity are considered for determining the tax base if by the date of payment of this income the tax agent deducting tax from such income has in place documented data on such expenses provided by this foreign entity.

In this case the difference between income from the sale of shares and expenses incurred by a foreign entity in their sale are taxable at a rate of 24 percent (Article 310 of the Tax Code of the Russian Federation u Article 284 of the Tax Code of the Russian Federation).

Unless the above-mentioned expenses are recognized as expenses for tax purposes such income is taxable at a rate of 20 percent (Article 284 of the Tax Code of the Russian Federation).

The tax base for the taxable income of a foreign entity and the amount of tax deducted from such income are calculated in the currency in which the foreign entity receives such income. Expenses incurred in any other currency are calculated in the currency in which income was received at the official rate (cross rate) of the Central Bank of the Russian Federation on the date of payment of such expenses.

The amount of tax deducted from the income of foreign entities is transferred by the tax agent to the federal budget simultaneously with the payment of income either in the currency in which this income was paid or in the currency of the Russian Federation at the official rate of the Central Bank of the Russian Federation on the date of tax transfer.

The amount of tax on the income paid to foreign entities that is income from sources in the Russian Federation subject to tax withheld at the source of payment (Article 309 of the Tax Code of the Russian Federation) is calculated and withheld by the tax agent in all cases of payment of such income, except:

1) when the tax agent is notified by the recipient of income that payable income relates to the permanent representative office of the recipient of income in the Russian Federation and the tax agent has in place a certified copy of the certificate of income recipient registration with tax authorities executed not earlier than in the previous tax period;

2) when in relation to income payable to a foreign entity Article 284 of this Code envisions a tax rate of 0 percent;

3) for the payment of income received during the performance of production sharing agreements, if the laws of the Russian Federation on taxes and levies provide for the exemption of such income from tax withholding in the Russian Federation in their transfer to foreign entities;

4) for the payment of income which is exempt from tax in the Russian Federation in accordance with international agreements (treaties) provided that a foreign entity submits a confirmation to the tax agent (Article 310 of the Tax Code of the Russian Federation).

2. Taxation of income received in the form of dividends on securities.

2.1. Taxation of income received in the form of dividends on securities by individuals.

The procedure for taxation of individual income received in the form of dividends is established by Chapter 23 "Individual Income Tax" of the Tax Code of the Russian Federation.

If the source of the taxpayer's income received in the form of dividends is a Russian entity this entity is recognized as tax agent and determines the amount of tax separately for each taxpayer as applied to each payment of the above-mentioned income in accordance with the procedure established by the Tax Code of the Russian Federation (Article 214 of the Tax Code of the Russian Federation).

Therefore, MMC Norilsk Nickel is a tax agent for individual dividend income by law.

A 9-percent tax rate is established in relation to income from equity participation in the activities of entities received in the form of dividends by individuals who are residents of the Russian Federation (Article 224 of the Tax Code of the Russian Federation).

A 30-percent tax rate is established in relation to income from equity participation in the activities of entities received in the form of dividends by individuals who are not tax residents of the Russian Federation (Article 224 of the Tax Code of the Russian Federation).

Tax agents are obliged to deduct the accrued tax amount directly from the taxpayer's income during its actual payment.

The accrued tax amount is withheld from the taxpayer by the tax agent using any cash paid by the tax agent to the taxpayer during the actual payment of the above-mentioned cash to the taxpayer or any third parties as instructed by the taxpayer. The deductible tax amount may not exceed 50 percent of the amount of payment.

If it is impossible to withhold from the taxpayer the accrued tax amount the tax agent is obliged within one month from the emergence of the obligations concerned to give written notice to the tax authority with which it is registered of the impossibility to withhold tax and the amount of debt owed by the taxpayer. The impossibility of withholding tax includes, but is not limited to, instances when it is known that the period during which the accrued tax amount may be withheld will exceed 12 months.

Tax agents are obliged to transfer the amounts of calculated and withheld tax not later than the day of actual receipt of cash for income payment from the bank as well as the day of income transfer from the bank accounts of tax agents to the bank accounts of the taxpayer or any third parties as instructed by the taxpayer.

Otherwise tax agents transfer the amounts of calculated and withheld tax not later than the day following the day of actual income receipt by the taxpayer for income paid in cash as well as the day following the day of actual deduction of the calculated tax amount for income received by the taxpayer in kind or as a material gain (Article 226 of the Tax Code of the Russian Federation).

It is not permitted to pay tax using the funds of tax agents. In the execution of agreements and other transactions it is prohibited to include therein tax clauses under which income-paying tax agents assume obligations to incur expenses associated with individual tax payment (Article 226 of the Tax Code of the Russian Federation).

2.2. Taxation of income received in the form of dividends on securities by corporate entities.

The procedure for taxation of corporate income received in the form of dividends is established by Chapter 25 "Corporate Income Tax" of the Tax Code of the Russian Federation.

For taxpaying Russian entities with regard to income in the form of dividends from Russian entities the tax base for income received from equity participation in other entities is determined by the tax agent with due account for the specifics established by the Tax Code of the Russian Federation (Article 275 of the Tax Code of the Russian Federation).

The tax amount deductible from the income of a dividend-receiving taxpayer is calculated by the tax agent based on the total tax amount calculated in accordance with the procedure established by the Code and the percentage of each taxpayer in the total amount of dividends.

If a Russian entity that is a tax agent pays dividends to a foreign entity and (or) an individual who is not a resident of the Russian Federation the tax base of the dividend-receiving taxpayer for each such payment is determined as the sum of payable dividends and the rate established by the Tax Code in relation to the income type concerned applies (Article 275 of the Tax Code of the Russian Federation).

MMC Norilsk Nickel is a tax agent for the dividend income received by corporate entities.

Dividend income is taxed at the following rates:

- *9 percent for income received in the form of dividends from Russian entities by Russian entities and individuals that are tax residents of the Russian Federation;*

- *15 percent for income received in the form of dividends from Russian entities by foreign entities as well as for income received in the form of dividends by Russian entities from foreign entities (Article 284 of the Tax Code of the Russian Federation).*

2.3. Specifics of dividend income taxation established by the Tax Code of the Russian Federation.

Total tax amount is determined as the tax rate for the dividend income received by the tax residents of the Russian Federation multiplied by the difference between the amount of dividends distributable among the shareholders (participants) in the current tax period decreased by the amount of dividends payable by the tax agent to shareholders that are not tax residents of the Russian Federation in the current tax period and the amount of dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period, if previously these dividend amounts did not participate in the calculation for determining taxable dividend income. If the resulting difference is negative, no tax liability is assumed and no budget refund is made (Article 275 of the Tax Code of the Russian Federation).

3. Taxation of income from securities with due consideration of the provisions of international agreements.

If any international agreement with the Russian Federation which contains provisions concerning taxes and levies establishes rules and standards other than those envisioned by the Tax Code of the Russian Federation and regulations on taxes and/or levies adopted in accordance therewith, the rules and standards of international agreement with the Russian Federation apply (Article 7 of the Tax Code of the Russian Federation).

In the application of provisions of international agreements with the Russian Federation a foreign entity needs to provide to the income-paying tax agent a confirmation that this foreign entity is a permanent resident of the country with which the Russian Federation has an international agreement (treaty) governing tax issues which needs to be certified by the authorized body of the foreign country concerned. If this confirmation is in a foreign language, the tax agent is also provided with its translation into Russian.

When a foreign entity entitled to receive income provides the above-mentioned confirmation to the income-paying tax agent, prior to the date of income payment, this income is exempt from withholding tax at the source of payment or tax is withheld at the source of payment at reduced rates (Article 312 of the Tax Code of the Russian Federation).

8.9. Dividend Declared on the Issuer Shares and Return of the Issuer Debentures

Class of shares: *ordinary shares*

Declared dividend per share: *21.7 rubles*
Total dividend per class of shares: *4,641,757,682.8* rubles

The Issuer's management body authorized to approve payment of (declare) dividends: *General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Minutes of the Annual General Shareholders Meeting of June 30, 2003*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *August 29, 2003*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *the year of 2002*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***4,640,748,775.10 rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***none***

Class of shares: *ordinary shares*

Declared dividend per share: ***42.1 rubles***
Total dividend per class of shares: ***9,005,437,716.4 rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: *Extraordinary General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Minutes of the Extraordinary General Shareholders Meeting of December 29, 2003*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *February 28, 2004*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *nine months of the year 2003*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***9,004,407,648.32 rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***the annual general shareholders meeting of OJSC MMC Norilsk Nickel of June 24, 2004 resolved as follows: "To declare the 2003 annual dividend on shares in OJSC MMC Norilsk Nickel of 42.1 rubles per ordinary share taking into account interim dividends of 42.1 rubles per share paid for 9 months of the year of 2003".***

Class of shares: *ordinary shares*

Declared dividend per share: ***41.4 rubles***
Total dividend per class of shares: ***8,855,703,597.6 rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: ***Extraordinary General Shareholders Meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***Minutes of the Extraordinary General Shareholders Meeting of November 26, 2004***

Period of payment of dividends declared on the Issuer shares: dividends paid by: ***December 31, 2004***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***dividends for 9 months of the year of 2004***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***8,848,654,787.14 rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***N/A***

Class of shares: ***ordinary shares***

Declared dividend per share: ***28 rubles***
Total dividend per class of shares: ***5,639,961,040 rubles****

* no dividends are declared on 12,478,704 shares held by the Company

The Issuer's management body authorized to approve payment of (declare) dividends: ***General Shareholders Meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***Annual General Shareholders Meeting of June 30, 2005; Minutes of June 30, 2005***

Period of payment of dividends declared on the Issuer shares: dividends paid by: ***August 29, 2005***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***dividends of 28 Rubles per share paid for the year of 2004 taking in account dividends of 41.4 rubles per share paid for 9 months of the year 2004, total 2004 dividend per share being 69.4 rubles;***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***5,638,764,014.00 rubles;***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders;***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***N/A***

Class of shares: ***ordinary shares***

Declared dividend per share: ***43 rubles.***
Total dividend per class of shares: 8,661,368,740 rubles*

* no dividends are declared on 12,478,704 shares held by the Company

The Issuer's management body authorized to approve payment of (declare) dividends: *Extraordinary General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Extraordinary General Shareholders Meeting of December 30, 2005; Minutes of January 12, 2006.*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *February 28, 2006*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *dividends of 43 Rubles per share paid for 9 months of the year 2005;*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *8,659,246,426.00 rubles.*

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *the dividends were paid not in full measure, reasons – incomplete disclosure of information by nominee shareholders; unavailability of the documents proving authority of persons' representatives drawing the dividends; incorrectly indicated banking details for transfer of the dividends to persons recorded in the shareholder register;*

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: *N/A*

Class of shares: *ordinary shares*
Declared dividend per share: *53.49 rubles*
Total dividend per class of shares: *10,196,678,187.03 rubles.*

The Issuer's management body authorized to approve payment of (declare) dividends: *Annual General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Annual General Shareholders Meeting dated June 29, 2006; Minutes dated June 29, 2006;*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *August 28, 2006.*

Form and other terms of payment of dividends declared on the Issuer shares: *cash payment*

Accounting period (year, quarter) for which declared dividends were paid: *dividends of 53.49 rubles per share paid for 2005, including the previously paid dividends for 9 months of 2005 at the rate of 43.0 rubles per share. Total dividend payments for 2005 amounted to 96.49 rubles per share;*

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: *10,185,676,345.52* rubles.

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: *the dividends were paid to all registered shareholders of OJSC "MMC "Norilsk Nickel" as of May 15, 2006 (the record date to receive the dividends) except those whose information wasn't disclosed by nominee holders; who didn't provide authority of their representatives; and who incorrectly indicated banking details for transfer of the dividends.*

Class of shares: *ordinary shares*
Declared dividend per share: *56 rubles*
Total dividend per class of shares: *10,675,153,832 rubles.*

The Issuer's management body authorized to approve payment of (declare) dividends: *Extraordinary General Shareholders Meeting*

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: *Extraordinary. General Shareholders Meeting dated November 24, 2006; Minutes dated November 27, 2006;*

Period of payment of dividends declared on the Issuer shares: dividends paid by: *December 29, 2006.*

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***nine months of 2006;***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***10,639,813,720.00*** **rubles.**

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***the dividends were paid to all registered shareholders except those whose information wasn't disclosed by nominee holders; who didn't provide authority of their representatives; and who incorrectly indicated banking details for transfer of the dividends;***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***none.***

In 2000 dividends on shares in OJSC MMC Norilsk Nickel were not paid under the Resolution of the Annual General Shareholders Meeting of April 24, 2001.

8.10. Other Information

No other information.

END